As filed with the Securities and Exchange Commission on December 14, 2007

Registration No. 333-146069

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TransMedics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3845	04-3432735
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

200 Minuteman Road

Andover, MA 01810

(978) 552-0900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Waleed H. Hassanein, M.D.

President and Chief Executive Officer

TransMedics, Inc.

200 Minuteman Road

Andover, MA 01810

(978) 552-0900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David E. Redlick, Esq. Peter N. Handrinos, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000

Robert Sanchez, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

1700 K Street, N.W.

Washington, D.C. 20006

(202) 973-8800

Adam M. Dinow, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

1301 Avenue of the Americas

New York, New York 10019

(212) 999-5800

As soon as practicable after this Registration Statement becomes effective

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued December 14, 2007

            Shares

COMMON STOCK

TransMedics, Inc. is offering              shares of its common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $             and $             per share.

We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “TMDX.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 7.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to TransMedics
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional              shares of our common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on                    , 2007.

MORGAN STANLEY

    COWEN AND COMPANY

    LEERINK SWANN

CANACCORD ADAMS

                    , 2007

You should rely only on the information contained in this prospectus or contained in any free writing prospectus that we may authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are offering to sell shares of our common stock and seeking offers to buy shares of our common stock, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until                     , 2007, 25 days after the commencement of this offering, all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third party sources. While we believe our internal company research is reliable and that our internal estimates are reasonable, neither such research nor such estimates have been verified by any independent source.

i

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our consolidated financial statements and related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the “Risk Factors” section of this prospectus.

TRANSMEDICS, INC.

Our Business

We are a medical device company focused on developing and commercializing a proprietary system to enable transplantation of beating hearts and other functioning organs. Our Organ Care System, or OCS, is the first commercial portable warm blood perfusion system for the maintenance, transport and evaluation of an organ between donor and recipient. Under conventional preservation methods, organs are transported on ice in a non-functioning state and deprived of a blood supply, a condition called ischemia. This cold ischemic preservation results in time dependent injury to the organ and precludes evaluation of the organ’s functional status and resuscitation of the organ. By maintaining organs in a functioning state, perfused with warm, oxygenated, nutrient enriched blood, we believe the OCS will lead to less organ damage, increase the time that an organ can be maintained outside of the body and enable evaluation and resuscitation in ways not possible with cold ischemic preservation. As a result, we believe the OCS potentially could improve transplant outcomes, increase the utilization of donor organs, expand the pool of potential donors and reduce overall costs associated with transplantation, and thereby become a standard of care for use in transplantation.

We developed the OCS initially for use in heart transplants and obtained the CE Mark in the European Union for this use in 2006. As of November 30, 2007, a total of 47 heart transplants had been performed using the OCS, all in clinical trials or registries of this system. We began initial marketing of the OCS in the European Union in the second quarter of 2007. We obtained the regulatory approval required to market the OCS in Australia in October 2007. We are currently conducting a clinical feasibility study in the United States of the OCS for heart transplantation that provides for the enrollment of 20 patients at up to five heart transplant centers. In November 2007, we sought approval from the FDA to expand the study into a pivotal trial involving approximately 100 to 150 additional patients. Subject to satisfactory completion of the pivotal trial, we plan to submit a 510(k) premarket notification to the FDA in 2008 seeking marketing clearance for the OCS for use in heart transplantation. If our submission is cleared by the FDA, we expect to begin marketing the OCS in the United States for heart transplantation in the first quarter of 2009. We are also developing the OCS for use in lung, liver and kidney transplants.

Our Market

Organ transplantation is often the best alternative for the treatment of end stage organ failure of the heart, lung, liver and kidney based on quality of life, cost effectiveness and life expectancy. However, the number of available donor organs that are currently deemed suitable for transplant does not satisfy the existing demand for transplants. According to data from transplant registries, during 2005, approximately 120,000 patients were on waiting lists for heart, lung, liver or kidney transplants in the United States, and approximately 85,000 patients were on waiting lists for transplants of these organs in the European Union. However, based on data from the Organ Procurement and Transplantation Network/Scientific Registry of Transplant Recipients 2006 Annual Report, or the 2006 OPTN Report, in the United States, only approximately 35% of those patients waiting for a heart, 27% of those patients waiting for a lung and 20% of those patients waiting for a liver or kidney received an organ transplant. In addition, due to the limited number of organs and the desire to provide organs to those who would benefit most from a transplant, many other patients who could have benefited from transplantation were excluded from the waiting lists because they were deemed too old or too sick or otherwise failed to satisfy the waiting list criteria. For example, although in 2005 only 5,924 patients in the United States were on the waiting list for a heart transplant, according to the American Heart Association, more than 25,000 patients each year in the United States could benefit from a heart transplant.

The shortfall in supply of available organs for transplant results in large part from the limitations of the current methods used to transport organs from donors to recipients. Cold ischemic preservation methods cause time dependent injury to the organ and preclude the ability to evaluate and resuscitate the organ. These shortcomings contribute to the limited availability of organ transplantation and reduce its effectiveness by:

•	contributing to suboptimal clinical outcomes;

•	decreasing the utilization of available organs for transplant;

•	limiting the supply of organs by restricting the pool of potential donors; and

•	increasing healthcare costs.

Because of the specialized nature of transplantation, the organ transplant markets in the United States and Europe are highly concentrated. According to the Organ Procurement and Transplantation Network, or OPTN, surgeons at the top 25 transplant centers in the United States performed 58% of all heart and lung transplants in the United States in 2005. We estimate that surgeons at the top five transplant centers in each of Germany, Italy, France, Spain and the United Kingdom performed over 45% of all heart and lung transplants in the European Union in 2005.

Our Solution

We have designed the OCS to address the limitations of cold ischemic preservation by maintaining organs in a functioning state, perfused with warm, oxygenated, nutrient enriched blood between retrieval from the donor and transplant into the recipient. We believe that the OCS could result in less time dependent ischemic injury to organs than cold ischemic preservation, allow for the evaluation of the functional status of donor organs outside of the body and allow for the resuscitation of compromised organs after removal from the donor. Thus, we believe that the OCS potentially offers substantial benefits to patients, physicians, hospitals and third party payors, including:

•	improved patient outcomes by reducing ischemic injury to donor organs and enabling surgeons to functionally assess and resuscitate donor organs;

•

increased utilization of available organs by increasing the time an organ can be maintained between retrieval and transplant and permitting functional assessment and resuscitation of organs that would otherwise be deemed unsuitable for transplant;

•	expansion of the pool of potential donors; and

•	reduced total cost of care through fewer complications after transplant, faster recoveries and shorter hospital stays.

The OCS is comprised of two principal components: a portable platform and an organ specific disposable set. The portable platform is designed to serve as a base for the organ specific disposable sets that hospitals will need to purchase for each organ transplant that is performed using the OCS. The portable platform is a non-sterile, reusable instrument that houses the components of the OCS, while the organ specific disposable set consists of a perfusion module, which is the single use chamber that holds the organ, a solution set and various accessories.

Our Strategy

Our goal is to establish the OCS as a standard of care for the maintenance, transport, evaluation and resuscitation of organs for transplantation and to sell organ specific disposable sets for each transplant on an ongoing basis. The key elements of our business strategy to achieve this goal include:

•	demonstrating the potential benefits of warm blood perfusion and the OCS;

•	accelerating the launch of the OCS into attractive markets;

•	focusing on leading high volume transplant centers to drive adoption;

•	commercializing the OCS using direct sales and marketing; and

•	leveraging our technology platform to expand into lung and other organ transplant markets.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision, including the following:

•

We have a limited operating history and have incurred substantial net losses since our inception. We expect to continue to incur substantial losses for a number of years and might never become profitable.

•

The OCS is a novel approach to organ transport and maintenance and may not achieve market acceptance. We do not have data from clinical trials designed to establish the OCS’s ability to improve patient outcomes, increase the utilization of available organs, expand the pool of potential donors or reduce the total cost of care associated with transplantation. If clinical data that we collect is not positive or not consistent with our beliefs of the potential benefits offered by the OCS, the OCS might not achieve market acceptance.

•

We depend on the success of a single product, the OCS, which we only recently began marketing in the European Union for use in heart transplants. We might not be successful in commercializing the OCS in the European Union or any other geographic area for use in heart transplants or in developing and commercializing the OCS for other organ transplant procedures.

•

If we are unable to renew the right to affix the CE Mark to the OCS for use in heart transplants in the European Union upon expiration of the CE Mark or if we are unable to demonstrate the right to affix the CE Mark to the OCS for other uses in the European Union, we will not be able to market and sell the OCS for these uses in the European Union.

•

We might not obtain or maintain necessary FDA approval or clearance for the OCS in order to be able to commercialize the OCS in the United States for use in heart transplants or other organ transplant procedures.

•

Adequate reimbursement or funding from governments or third party payors for purchases of the OCS and additional disposable sets and for the costs associated with procedures that use the OCS might not be available.

We discuss these risks, as well as other risks affecting our business, more fully in the “Risk Factors” section of this prospectus.

Corporate Information

We were incorporated in Delaware in August 1998. Our principal executive offices are located at 200 Minuteman Road, Andover, MA 01810, and our telephone number is (978) 552-0900. Our website address is www.transmedics.com. We have included our website address in this prospectus as an inactive textual reference only. Information contained on, or that can be accessed through, our website is not part of this prospectus. In this prospectus, unless otherwise stated or the context otherwise requires, references to “TransMedics,” “we,” “us,” “our” and similar references refer to TransMedics, Inc. and its subsidiaries.

“TransMedics” is a registered trademark of TransMedics. The TransMedics logo, Organ Care System and OCS are trademarks of TransMedics. Each of the other trademarks, trade names and service marks appearing in this prospectus belongs to its respective holder.

THE OFFERING

Common stock offered	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	shares

Use of proceeds

We intend to use the net proceeds from this offering to fund research and development relating to the OCS, including clinical trials, the recruitment and training of additional sales and clinical support personnel and marketing initiatives, and for general corporate purposes. We may use a portion of the net proceeds to acquire, license or invest in complementary businesses, technologies or products. See “Use of Proceeds” for more information.

Proposed NASDAQ Global Market symbol	TMDX

The number of shares of common stock to be outstanding after this offering is based on the number of shares of common stock outstanding as of November 15, 2007 and excludes:

•

7,487,630 shares of common stock issuable upon the exercise of stock options outstanding as of November 15, 2007, at a weighted average exercise price of $0.84 per share, and 1,364,170 shares of common stock underlying restricted stock units outstanding as of November 15, 2007;

•	1,335,934 shares of common stock available for future issuance under our 2004 stock incentive plan as of November 15, 2007;

•

6,000,000 shares of common stock reserved for future issuance under our 2007 stock incentive plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan; and

•	2,900,787 shares of common stock issuable upon the exercise of warrants outstanding as of November 15, 2007, at a weighted average exercise price of $0.08 per share.

Except as otherwise noted, all information in this prospectus assumes:

•	no exercise by the underwriters of their over-allotment option;

•	the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 67,458,328 shares of common stock upon the closing of this offering; and

•	the amendment and restatement of our certificate of incorporation and bylaws upon the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. We have derived the following summary of our consolidated statements of operations data for the years ended December 31, 2004 and 2005 and the fiscal year ended December 30, 2006 from our audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the consolidated statements of operations data for the fiscal nine months ended September 30, 2006 and September 29, 2007 from our unaudited consolidated financial statements appearing elsewhere in this prospectus. Historical results are not necessarily indicative of results to be expected in any future period and results for any interim period are not necessarily indicative of results to be expected for a full fiscal year. Beginning for 2006, we adopted a fiscal year that ends on the last Saturday in December.

Please see note 2 to our consolidated financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the net loss per share attributable to common stockholders, the pro forma net loss per share and the number of shares used in computing per share amounts.

	Fiscal Year Ended			Fiscal Nine Months Ended
	December 31, 2004	December 31, 2005	December 30, 2006	September 30, 2006	September 29, 2007
				(unaudited)	(unaudited)
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$5,629	$14,380	$13,645	$10,246	$12,098
Selling, general and administrative	2,549	3,027	4,599	3,386	6,697

Total operating expenses	8,178	17,407	18,244	13,632	18,795

Loss from operations	(8,178)	(17,407)	(18,244)	(13,632)	(18,795)
Net interest income	282	37	690	532	540

Net loss	$(7,896)	$(17,370)	$(17,554)	$(13,100)	$(18,255)

Net loss per share attributable to common stockholders—basic and diluted	$(2.20)	$(4.23)	$(4.40)	$(3.34)	$(4.14)

Weighted average common shares outstanding—basic and diluted	4,631	4,659	4,980	4,878	5,554
Pro forma net loss per share—basic and diluted (unaudited)			$(0.32)		$(0.27)

Pro forma weighted average common shares outstanding—basic and diluted (unaudited)			55,322		68,324

The pro forma balance sheet data give effect to the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 67,458,328 shares of common stock upon the closing of this offering. The pro forma as adjusted balance sheet data in the table below give further effect to our issuance and sale of             shares of common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	As of September 29, 2007
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)	(unaudited)	(unaudited)
		(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents and short-term investments	$15,429	$15,429	$
Working capital	14,450	14,450
Total assets	23,161	23,161
Long-term debt and capital lease obligations, net of current portion	607	607
Redeemable convertible preferred stock	103,233	—
Total stockholders’ equity (deficit)	(88,098)	15,135

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information contained in this prospectus, including the consolidated financial statements and related notes appearing elsewhere in this prospectus, before deciding whether to purchase any shares of our common stock. If any of the following risks occurs, our business, financial condition or operating results could materially suffer. In that event, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks related to our financial position

We have incurred substantial losses since inception and anticipate that we will continue to incur losses for a number of years. If we fail to generate significant revenue from sales of the OCS, we might never achieve or sustain profitability.

We have a limited operating history and have incurred substantial net losses since our inception. As of September 29, 2007, we had a deficit accumulated during the development stage of $88.2 million. Our net loss was $7.9 million for 2004, $17.4 million for 2005, $17.6 million for fiscal 2006 and $18.3 million for the fiscal nine months ended September 29, 2007. To date, we have financed our operations primarily through private placements of our redeemable convertible preferred stock and through borrowings for purchases of equipment. As of September 29, 2007, we had outstanding borrowings of $1.3 million related to purchases of equipment. Our losses have resulted principally from costs incurred in connection with our research and development activities, including preclinical studies and clinical trials, and from sales and marketing and general and administrative expenses associated with our operations.

We anticipate that our expenses will increase following the completion of this offering, including as a result of our United States clinical trials of the OCS for use in heart transplants, the commercialization of the OCS for heart transplants in the European Union and our continued development of the OCS for lung, liver and kidney transplants.

We expect to continue to incur substantial losses for a number of years and will need to generate significant revenue to achieve profitability. Our profitability depends, and will continue to depend, entirely on revenues from sales of the OCS and additional organ specific disposable sets. While we recently began initial marketing of the OCS for heart transplants in the European Union, we might never achieve significant revenue or become profitable. Furthermore, we expect that revenues from sales of the OCS and additional disposable sets will fluctuate significantly from quarter to quarter. Therefore, even if we do achieve profitability, we might not be able to sustain or increase our profitability on a quarterly or annual basis.

We may need to raise additional funding, which might not be available on favorable terms, if at all, or without dilution to our stockholders. If we are unable to raise any necessary funds, we may need to cut back or terminate some or all of our operations, which could materially adversely affect our business prospects.

We expect our capital expenditures and operating costs to increase for a number of years as we expand our research and development, manufacturing and commercialization activities and our infrastructure. We believe that the net proceeds from this offering, together with our existing cash, cash equivalents and investment balances, will be sufficient to meet our anticipated cash requirements for at least the next 24 months. Because the OCS is new to the market and may involve a relatively long sales cycle, we cannot predict when we might achieve meaningful cash flows from sales of the OCS. Accordingly, we may need additional financing to fund our business. The amount of additional capital we may need to raise will depend on many factors, including:

•	the level and timing of revenues from sales of the OCS and disposable sets for heart transplants in the European Union and the costs of our sales and marketing efforts in the European Union;

•	the scope, progress, results and costs of our preclinical and clinical development activities, including the feasibility study and pivotal trial of the OCS in the United States for heart transplants;

•	the level of research and development investment required to develop the OCS for lung, liver and kidney transplants;

•	the costs, timing and outcome of the regulatory review and approval or clearance process for the OCS in the United States and other jurisdictions;

•

the timing and costs of our sales and marketing efforts in the United States and, if the OCS receives regulatory approval or clearance in the United States, the level and timing of revenues from sales of the OCS and disposable sets for heart transplants in the United States;

•	the costs of hiring additional personnel required to manufacture the OCS on a commercial scale; and

•	competing products, procedures and therapies.

Additional capital might not be available when we need it, and our actual cash requirements might be greater than anticipated. If we require additional capital at a time when investment in our industry or in the marketplace in general is limited due to the then prevailing market or other conditions, we might not be able to raise such funds at the time that we desire or any time thereafter. In addition, if we raise additional funds through the issuance of equity or convertible debt securities, the issuance of these securities could dilute the percentage ownership of our stockholders significantly. Furthermore, these newly issued securities may have rights, preferences or privileges senior to those of common stockholders. If we raise additional funds through additional debt financing, we may need to dedicate a substantial portion of any operating cash flow that we generate to the payment of principal and interest on such indebtedness. The terms of any debt securities we issue could also impose significant restrictions on our operations. Finally, if we were to raise additional funds through collaborations and licensing arrangements, the terms of these arrangements might require us to relinquish significant rights to the OCS or related intellectual property or to grant licenses to third parties on terms that are not favorable to us. If we are not able to obtain financing on terms favorable to us, we may not be able to execute on our business plan, and we may decide to cease or reduce development or commercialization of the OCS, sell some or all of our assets or merge with another entity.

Our financial results may fluctuate from quarter to quarter, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our financial results may fluctuate as a result of a number of factors, some of which are outside of our control. The factors that are outside of our control include changes in our revenues and in foreign currency exchange rates. Comparing our financial results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our revenues may fluctuate from quarter to quarter and our future quarterly and annual expenses as a percentage of our revenues may be significantly different from those we have recorded in the past or which we expect for the future. Our financial results in some quarters may fall below expectations. Any of these events as well as the various risk factors listed in this section could adversely affect our financial results and cause our stock price to fall.

Risks related to development and commercialization of the OCS

Our success and growth depend on the OCS achieving market acceptance. We do not have data from clinical trials designed to establish the OCS’s ability to improve patient outcomes, increase the utilization of available organs, expand the pool of potential donors or reduce the total cost of care associated with transplantation. If clinical data that we collect is not positive or not consistent with our beliefs of the potential benefits offered by the OCS, the OCS might not achieve market acceptance. If the OCS does not achieve such acceptance, our business will not be successful.

The OCS is a novel approach to organ transport and maintenance, and as such, has limited product and brand recognition. Surgeons, hospitals, insurance companies and other third party payors, which normally bear the cost of organ transplant procedures, are not yet generally aware of the OCS.

In order to achieve market acceptance for the OCS, we expect to need to demonstrate to surgeons, hospitals and third party payors that the OCS potentially results in some or all of the following: improvements in patient outcomes, increases in the utilization of donor organs, expansion of the pool of potential donors and reduction in the total cost of care as compared to existing methods of organ preservation. We have no clinical data regarding these potential benefits. To date, we have completed only a single clinical trial involving 20 heart transplant patients that was designed to evaluate the safety and performance of the OCS. We have not conducted studies or trials designed to measure improvement in patient outcomes, increased utilization of available organs, expansion of the pool of potential donors or reduction in the total cost of care associated with transplantation. If we decide to conduct such studies in the future, they will be expensive and time consuming and might not lead to favorable results. Our patient registry in the European Union may produce limited data regarding these potential benefits. However, the medical community might not consider data collected from our patient registry meaningful or compelling. Moreover, the data collected from our patient registry or any clinical or commercial experience may indicate that the OCS is unsafe. As a result of any of the foregoing, the adoption of the OCS may be negatively affected, and demand for the OCS could be materially lower than we expect it to be.

Surgeons, hospitals and third party payors often are slow to adopt new products, technologies and treatment practices that require additional upfront costs and training. We expect that the cost of the OCS will significantly exceed the direct cost of conventional organ preservation methods currently used in transplant procedures. In addition, we plan to encourage surgeons employed by hospitals that purchase the OCS for use in transplantation to attend a training course at our facility. Surgeons may not be willing to undergo training to use the OCS, may decide the OCS is too complex to adopt without appropriate training and may choose not to use the OCS. Based on these and other factors, hospitals and payors may decide that the benefits of the OCS do not or will not outweigh its costs.

Finally, the assumptions on which our business model is based regarding demographic trends, donor organ availability and the use of transplantation as a treatment for end stage organ failure may prove to be incorrect. As a result, actual demand for the OCS could be materially lower than we expect it to be.

We depend heavily on the success of a single product, the OCS, which we only recently began marketing in the European Union for heart transplants. If we are unable to successfully commercialize the OCS in the European Union and in additional geographic areas or to develop and commercialize the OCS for other organ transplant procedures, or experience delays in doing so, our business may fail.

We have invested all of our efforts and financial resources in the development of the OCS. We expect to derive all of our initial product revenues from sales of the OCS in the European Union for heart transplants. We only recently began marketing the OCS in the European Union, and we might not be able to successfully commercialize the OCS for heart transplants. We expect to devote significant additional sales and marketing efforts in the European Union before recognizing any meaningful revenue from sales of the OCS. Furthermore, despite our success to date in developing the OCS for heart transplants, we might not be able to successfully develop the OCS for lung, liver or kidney transplants in a timely manner or at all. We have not evaluated the safety and efficacy of the use of the OCS for lung, liver or kidney transplants in a clinical trial. Before conducting any clinical trial of the OCS for use in lung, liver or kidney transplants, we will need to complete additional development of the OCS. Even if we are able to develop the OCS for use in transplants of organs other than the heart, our business will continue to depend on sales of a single product. Our ability to continue generating product revenue and to become profitable will depend solely on OCS sales.

If our clinical trials do not produce favorable results, or if our clinical trials are not completed as planned, we will experience delays, incur additional costs and ultimately be unable to commercialize the OCS as planned by us.

Before seeking regulatory approval or clearance for the sale of the OCS in the United States for use in heart, lung, liver and kidney transplantation, we must conduct, at our own expense, extensive clinical trials to demonstrate the safety and performance of the OCS for each donor organ. Conducting clinical trials generally entails a long, expensive and uncertain process that is subject to delays and failure at any stage. Success in a feasibility study or early clinical trials does not ensure that later clinical trials will be successful, and interim results of a clinical trial do not necessarily predict final results. Successful results of clinical trials conducted in one country or region do not necessarily predict successful results in another country or region. Any clinical trials that we conduct may be delayed or halted, or be deemed inadequate to support regulatory approval or clearance, for a variety of reasons, including:

•	slower than expected patient enrollment in our clinical trials;

•	patients in our clinical trials experiencing greater or more serious than expected adverse events;

•	a failure to comply with the clinical trial protocol, good clinical practices or other requirements of the FDA; or

•	a delay, rejection or required restructuring of our trial protocol.

Delays in testing and trials could also result in increased product development costs.

We are currently conducting a clinical feasibility study of the OCS for heart transplants in the United States that we plan to seek to expand into a pivotal trial. If the performance of the OCS in this feasibility study is not satisfactory, we will not be able to expand the study into a pivotal trial. The design of the pivotal trial, including the number of patients to be included in the trial and the manner in which patients will be randomized, has not yet been submitted to or reviewed by the FDA. The FDA might not agree with our proposed design for a pivotal trial or might require us to increase the number of patients included in the trial from the number we currently plan to enroll, which could substantially delay completion of the trial. Even if we are able to expand the study into a pivotal trial, the results of the trial may not support an application for FDA approval or clearance of the OCS for use in heart transplants. Although we achieved successful results in our clinical trial of the OCS for heart transplants in the European Union, called PROTECT-I, we might not obtain successful results from clinical trials conducted in the United States, including our ongoing PROCEED trial, which will include a significantly greater number of patients. For example, because the patient exclusion criteria for the PROTECT-I and PROCEED trials differ somewhat and because transplant practices in the European Union may differ slightly from those in the United States, the results from the PROCEED trial may not be as favorable as the results from the PROTECT-I trial.

We will also need to conduct separate and extensive clinical trials of the OCS for lung, liver and kidney transplants both in the United States and in the European Union in order to apply for premarket approval or clearance of the OCS for use in transplant procedures involving these organs and to support commercialization. To date, substantially all of our experiments using the OCS to maintain lungs, livers and kidneys in a functioning state have utilized animal organs. Neither successful results of clinical trials of the OCS for heart transplants nor preclinical testing of the OCS using organs from animals ensures successful results of clinical trials for lung, liver or kidney transplants. The clinical development process involving the OCS for each of these other organs is subject to most of the same risks and uncertainties as for the heart. While we currently plan to submit an application for an investigational device exemption, or IDE, to the FDA in early 2008 and to initiate a clinical trial of the OCS in the United States and in the European Union for lung transplantation in 2008, we may not meet these goals on this timetable or at all. Any failure or delay in our clinical trials could hamper our ability to commercialize the OCS for use in transplants involving these organs, which would adversely affect our operating results, possibly materially.

We have only limited clinical experience with the OCS and do not have any long term data on patients whose transplant procedures used the OCS.

As of November 30, 2007, only 47 heart transplants had been performed using the OCS. This number is too small to rule out the possibility of serious complications from the use of the OCS in heart transplantation or transplants of other organs. Moreover, all of these transplants were completed after January 2006. Thus, we do not have any meaningful data on the long term effects of using the OCS in transplants of any type of organ. If, after more extensive testing or after more data becomes available regarding the long term effects of using the OCS, safety issues with respect to the use of the OCS are identified, sales of the OCS and disposable sets would likely decline, which would harm our business, possibly materially.

We have limited experience in sales and marketing and have no sales or marketing presence outside of the European Union. If we are not able to expand our sales and marketing capabilities, we may not be able to successfully commercialize the OCS.

We currently employ only a small group of sales and clinical support personnel in the European Union and are in the process of expanding our sales and marketing capabilities in that region. We only began marketing the OCS for use in heart transplants in the European Union in the second quarter of 2007, which is our first commercial activity. Therefore, we have only limited experience in commercial sales of the OCS. If we obtain FDA or foreign regulatory clearance or approval to market and sell the OCS for heart transplants in the United States or foreign countries outside the European Union, we will need to further expand our sales and marketing capabilities. We may not be able to attract, hire, train and retain qualified sales and clinical support personnel to expand our team in the European Union or to build an effective sales force and clinical support team in the United States and other countries in which we seek to market the OCS.

Expanding our sales and marketing capabilities will be expensive and time consuming, which could delay market adoption of the OCS in the European Union and the commercial launch of the OCS in the United States or other markets. To market and sell the OCS for liver and kidney transplants, which are performed by different surgeons than those who transplant hearts and lungs, we will need to recruit separate specialized sales and clinical support personnel with the appropriate technical expertise in the United States, the European Union and possibly other markets. Furthermore, marketing the OCS will require a significant amount of time and expense to establish relationships with the surgeons who would use the OCS, and with the hospitals that would purchase the OCS, and for education and training. We might not be successful in these efforts.

If we recruit a sales force and clinical support team and establish marketing capabilities for the OCS in the United States or other markets in advance of the commercial launch of the OCS, and such launch is delayed as a result of FDA or foreign regulatory requirements or other reasons, we would incur related expenses too early relative to the product launch in the target market. This may be costly, and our investment would be lost if we cannot retain our sales and clinical support personnel.

We depend on single source suppliers and, in a few cases, sole source suppliers for components used in the OCS. If we are not able to obtain components on acceptable terms from our suppliers, we might not be able to deliver our product to our customers on a timely basis and our ongoing clinical development efforts could be harmed.

We rely on single source suppliers and, in a few cases, sole source suppliers for many of the components used in the OCS. A single source supplier is a supplier from which we make all purchases of a particular component used in the OCS even though other suppliers of the component exist. A sole source supplier is a supplier from which we make all purchases of a particular component used in the OCS and the supplier is the only source of that particular component in the market. We do not have supply agreements with most of our suppliers, but instead place orders on an as-needed basis. These suppliers could discontinue the manufacture or supply of these components at any time. We do not carry a significant inventory of these components. If required to do so, we might not be able to identify and qualify additional or replacement suppliers for any of these components quickly or at all or without incurring significant additional costs. We may also face regulatory delays or be required to seek additional regulatory clearances or approvals if we experience any delay or deficiency in the quality of products obtained from suppliers or if we have to replace suppliers. In addition, many of the components used in the OCS are specifically designed for use in the OCS, which means that off the shelf components may not be available as substitutes.

Any supply interruption from our suppliers or failure to obtain additional suppliers for any of the components used in the OCS could limit our ability to manufacture our products, result in production delays and increased costs and adversely affect our ability to deliver products to our customers on a timely basis. Our inability to obtain sufficient quantities of components for the OCS also could adversely affect clinical development of the OCS. If we are not able to identify alternate sources of supply for the components, we might have to modify our product to use substitute components, which could cause delays in shipments, increase design and manufacturing costs and increase prices for our products. Any such modified product might not be as effective as the predecessor product or might not gain market acceptance. This could lead to customer dissatisfaction and damage to our reputation and could adversely affect our financial condition and results of operations.

We have limited experience in manufacturing the OCS on a commercial scale and may encounter problems at our manufacturing facility or otherwise experience manufacturing delays, which could harm our business, financial condition and operating results.

We have limited experience in manufacturing the OCS on a commercial scale. In order to manufacture the OCS in quantities sufficient to meet our anticipated market demand, we will need to increase our manufacturing capabilities. We may encounter technical challenges to increasing the scale at which we manufacture the OCS, including with respect to material procurement and quality control and assurance. An increase in production could make it more difficult for us to comply with quality system regulations or other applicable requirements that are currently enforced by the FDA and other regulatory authorities, or that may be introduced in the future, in both the United States and in other countries. Commercial scale production of the OCS on a continuing basis also will require us to hire and retain additional management and technical personnel who have the necessary manufacturing experience and skills. We might not successfully identify, hire or retain qualified personnel on a timely basis or at all. Our inability to increase the scale of our manufacturing of the OCS could impair our ability to generate revenue and adversely affect market acceptance of our product.

In addition, all of our manufacturing operations are conducted at a single facility in Andover, Massachusetts. Any interruption in operations at this location could result in our inability to satisfy product demand. A number of factors could cause interruptions, including:

•	operating restrictions, partial suspension or total shutdown of production imposed by regulatory authorities;

•	equipment malfunctions or failures;

•	technology malfunctions;

•	work stoppages;

•	damage to or destruction of the facility due to natural disasters or other events; or

•	regional or local power shortages.

Any disruption that impedes our ability to manufacture the OCS in a timely manner could reduce our revenues and materially harm our business, financial condition and operating results.

If we do not successfully develop and commercialize the OCS for lung, liver or kidney transplant procedures, the growth of our business will be limited.

An important aspect of our growth strategy is the development of the OCS for lung, liver and kidney transplants. In order to expand the application of the OCS to transplant procedures for these organs, we are designing organ specific disposable sets to be used in the OCS and conducting or planning preclinical studies and planning clinical trials for these organs. To successfully execute on this business strategy, we will need to commit, without any assurance of success, significant additional resources to research and development activities, to conduct preclinical feasibility tests and clinical trials, to obtain required regulatory approvals or clearances, to establish a separate direct sales and marketing force and to manufacture the OCS and the organ specific disposable sets in commercial quantities at acceptable cost. Even if our preclinical programs and clinical trials of the OCS for heart transplants continue to be successful, our clinical development and commercialization efforts of the OCS for lung, liver or kidney transplants might fail or experience significant delays. The success of our commercialization efforts of the OCS for liver and kidney transplants may depend in part on the ability of the OCS to enable an increase in the use of a type of donor known as donors with cardiac death, or DCD donors. Moreover, the OCS may not be as safe as or more effective than conventional methods for use in connection with lung, liver or kidney transplant procedures, which would adversely affect sales of the OCS for these procedures. If we are not successful in commercializing the OCS for use in transplants of these other organs, the growth of our business will be limited.

We operate in highly competitive markets. Our failure to compete effectively will harm our business and operating results.

Demand for the OCS may be affected by competitive pressures resulting from technological advances and scientific, medical and engineering innovation. These competitive pressures may arise both from alternative organ preservation and transport systems, including static preservation and cold machine perfusion systems, as well as from procedures and therapies that might result in lower demand for transplants altogether.

The principal existing method of preserving and transporting an organ between donor and recipient involves the use of an inexpensive plastic bag, an insulated box filled with ice and one of a variety of relatively inexpensive cold preservation solutions. This method has been widely adopted in the organ transplant community and requires less training and is significantly less expensive than the OCS.

In addition, a broad range of medical device, pharmaceutical and biotechnology companies offer products, procedures and therapies that have the potential to limit the demand for organ transplantation. Companies within this group vary depending on the type of organ. For heart transplants, these alternative products, procedures and therapies include ventricular assist devices, cardiac rhythm management products, total artificial hearts, drug therapies for the heart and surgical procedures. New therapies for chronic obstructive pulmonary disease, which includes emphysema and chronic bronchitis, could limit the demand for lung transplants. Improved treatments for chronic diseases or conditions affecting the liver as well as efforts to develop artificial livers could limit the need for liver transplants. For kidney transplants, we face competitive pressures from both other systems for organ preservation and transport and improved methods of dialysis treatment, which represents the main current alternative to kidney transplantation. If demand for organ transplants decreases, sales of the OCS and disposable sets will suffer.

Other companies may develop technologies and products that result in improved patient outcomes or are safer, easier to use, less expensive or more readily accepted than the OCS. Their products or technologies could make the OCS obsolete or noncompetitive. Other companies may also obtain FDA or other regulatory approval or clearance for their products sooner than we may obtain approval or clearance for the OCS. Many of these providers of alternative products, procedures and therapies have greater name recognition, significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and clearances and marketing and selling products than we do. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Third parties may also compete with us in recruiting and retaining qualified medical, engineering and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to or necessary for our products or development programs or otherwise advantageous to our business.

Economic, political and other risks associated with foreign operations could adversely affect our international sales and our results of operations.

Because we market the OCS in the European Union and plan to market it in other international markets, we are subject to risks associated with doing business internationally. We expect to derive all of our initial product revenues from sales of the OCS to customers in the European Union. We anticipate that international sales will represent a substantial portion of our total sales. In addition, some of our employees and suppliers are located outside of the United States. Accordingly, our results of operations could be harmed by a variety of factors, including:

•	changes in a country’s or region’s political or economic conditions;

•	longer payment cycles of foreign customers and difficulty of collecting receivables in foreign jurisdictions;

•	different or changing regulatory or insurance practices regarding reimbursement for transplant procedures;

•	trade protection measures and import or export licensing requirements;

•	changes in foreign currency exchange rates;

•	differing tax laws and changes in those laws, or changes in the countries in which we are subject to tax;

•	changes in national or international legislation or regulations governing the approval or clearance process for the OCS or ongoing compliance requirements;

•	differing business practices associated with foreign operations;

•	differing labor laws and changes in those laws; and

•	differing protection of intellectual property.

Our success depends on our ability to retain our founder and chief executive officer and other members of our management team and to attract, retain and motivate qualified personnel.

Our success depends on our continued ability to attract, retain and motivate highly qualified clinicians, surgeons, scientists, engineers, managers and sales personnel. Dr. Waleed H. Hassanein, our founder and chief executive officer, and other members of our management team are important to the success of our operations and to our efforts to develop and commercialize the OCS. All of these key employees, including Dr. Hassanein, are at will employees and can terminate their employment with us at any time. The loss of any of these key members of our management team and, in particular, Dr. Hassanein, could impede the achievement of our research, development and commercialization objectives. We maintain $1.0 million of “key person” insurance on the life of Dr. Hassanein, but we do not maintain such insurance on any of our other employees.

In addition, our expected growth will require us to hire a significant number of qualified personnel, including clinical development, regulatory, sales, engineering, scientific, clinical support and administrative personnel. There is intense competition from other companies and research and academic institutions for qualified personnel in the areas of our activities. If we cannot continue to attract and retain, on acceptable terms, the qualified personnel necessary for the continued development of our business, we might not be able to sustain our operations or become profitable.

The failure to manage our growth effectively could harm our business.

We have grown significantly over the past 18 months and expect to continue to do so. For example, the number of our employees increased from 41 at December 31, 2005 to 93 at September 30, 2007. To manage our anticipated future growth effectively, we must enhance our manufacturing capabilities, information technology infrastructure and financial and accounting systems and controls. We also must attract, train and retain a significant number of qualified sales, marketing, clinical support, engineering and management personnel. Our growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of the OCS for transplants involving other organs, such as the lung, liver or kidney. If we are unable to effectively manage our growth, our expenses may increase more than expected, our revenue could grow more slowly than expected and we might not be able to achieve our research and development and commercialization goals, which in turn could adversely affect our business, operating results or financial condition.

We could face product liability suits or regulatory delays due to defects in or misuse of the OCS. Product liability lawsuits could be expensive and time consuming and result in substantial damages payable by us and increases in our insurance rates. Regulatory delays arising from adverse events associated with use of the OCS could harm our business.

If our products are deemed to be defectively designed, manufactured or labeled, contain defective components or are misused or counterfeited, we could face substantial and costly litigation by hospitals that purchase or use the OCS or by their patients or others claiming damages on their behalf. Likewise, misusing our products or failing to adhere to operating guidelines for our products could cause or contribute to a range of adverse events, ranging from injuries to medical personnel using the OCS to death of the transplant recipient or intended transplant recipient. Moreover, we have developed the OCS initially for use in heart transplantation, which is a complex and inherently risky medical procedure. Most recipients of heart transplants experience one or more serious adverse events during their transplant and post-operative care, including in some cases, death. In our PROTECT-I clinical trial, six patients experienced serious adverse events, including hemorrhagic stroke and acute rejection. Many of the patients currently on a waiting list for a heart transplant already are very sick, with some of them receiving intensive care. All of these patients have a significant risk of death if they do not receive a transplant. Thus, we may incur substantial liability if the OCS fails to perform as expected and, as a result of this failure, patients do not receive the intended transplants or receive transplants that are not successful. Additionally, if the number of adverse events experienced by patients in clinical trials of the OCS is greater than expected, our clinical trials could be delayed or terminated by us or regulatory authorities. In our PROCEED feasibility study that is ongoing in the United States, one of the patients died. Another patient who received a heart transplant that was performed using the OCS in Europe recently died. Although death is an anticipated adverse event of the heart transplant population, if the rate of deaths or other serious adverse events using the OCS is greater than expected using conventional transplant procedures, the study could be delayed or halted, which could harm our business and results of operations.

Because the OCS represents a novel approach to organ transplantation, a patient or a hospital may choose to name us as a party to a lawsuit relating to the use of the OCS in connection with a planned or completed transplant procedure regardless of whether the OCS caused or contributed to a serious adverse event or death of a patient. Any claim, whether or not we are ultimately successful, could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us.

Currently, we maintain product liability insurance covering damages of up to $5.0 million per occurrence for both the human clinical and commercial use of our product. We also maintain local insurance policies in Austria, France and Germany with coverage ranging from €3.0 million to €10.0 million per occurrence as required by the applicable country. Our current insurance coverage might not be sufficient to cover future claims and is subject to deductibles. Moreover, in the future, we may not be able to obtain insurance in amount or scope sufficient to provide us with adequate coverage against potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation in the industry and reduce product sales. Furthermore, we would need to pay any product liability losses in excess of our insurance coverage or within the deductibles provided under our insurance policies applicable to the claim out of cash reserves, harming our financial condition and adversely affecting our operating results.

Counterfeit medical devices are an increasing presence on the market. If a counterfeit version of the OCS were to appear on the market, we would expect to be obliged to verify all OCS systems currently on the market, and possibly to withdraw all OCS systems from the market while verifications are made. We also might be named in a lawsuit relating to any side effects or fatalities allegedly related to the use of a counterfeit OCS irrespective of whether the counterfeit device in fact contributed to such an event or whether we were aware of the existence of the counterfeit device.

If we receive warranty claims that exceed our reserves for these claims, our costs could substantially increase.

We market the OCS with a one year warranty. We estimate our warranty exposure based on our operating experience since January 1, 2006 using the OCS in clinical trials. If we receive warranty claims that exceed our reserves for these claims, our costs could substantially increase, which could adversely affect our operating results, our growth prospects and our reputation.

We expect our revenue recognition policy initially to require us to defer the recognition of revenue for a period of time after we deliver products to a customer, which could adversely affect our operating results.

We plan to recognize revenue in accordance with the SEC’s Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements, and Emerging Issues Task Force No. 00-21, Accounting for Multiple

Element Arrangements. In accordance with this guidance, even if we deliver products to, and collect cash from, a customer in a given fiscal period, we may be required to defer recognizing revenue from the sale of such product until a future period when all the conditions necessary for revenue recognition have been satisfied.

We expect initial sales of the OCS to consist of the OCS portable platform, one or more cardiac disposable sets, training on the use of the OCS and 30 days of on-site clinical support that we will provide following installation of the OCS. Because we have not established objective evidence of fair value of any of these items, we cannot separate any element of the order for the purpose of recognizing revenue. We expect to allocate the total sales price from a transaction among the cardiac disposable sets ordered by the customer because we expect them to be the last undelivered element. As a result, we expect to recognize as revenue the portion of the total sales price allocated to a disposable set at the time the disposable set is delivered to the customer. The deferral of revenue will extend for at least 30 days until we have provided the on-site clinical support and may extend over one or more fiscal quarters depending on the period of time over which the disposable sets are delivered. The period of deferral depends on the specific terms and conditions of each customer contract, including the number of cardiac disposable sets ordered by the customer and the time specified for their delivery. Therefore, it is difficult for us to predict with accuracy at the beginning of any fiscal period the amount of revenues that we will be able to recognize from anticipated customer orders for the OCS in that period.

Risks related to government regulation

If we fail to obtain or maintain necessary FDA approval or clearance for the OCS, or if such approval or clearance is delayed, or if we fail to maintain the CE Mark in the European Union, we will not be able to commercially sell and market the OCS.

The OCS is a medical device that is subject to extensive regulation in the United States by the FDA and other federal, state and local authorities. The FDA regulates the design, development, testing, manufacturing, labeling, selling, promoting, distributing, importing, exporting and shipping of the OCS. Although we have the right to affix a Conformité Européenne, or CE Mark, for the sale of the OCS for heart transplants in the European Union, we have not applied for nor have we received regulatory approval or clearance to commercialize the OCS for any use in the United States or any country outside the European Union or Australia.

In the United States, before we can market the OCS, we must first receive either 510(k) clearance or premarket approval from the FDA. Both of these processes can be expensive and lengthy and entail significant costs. The FDA’s 510(k) clearance process may take six to twelve months from the date the application is complete and submitted for review, but it can last longer and can require, such as in case of the OCS, the submission of clinical data. The process of obtaining premarket approval, or PMA, can be much more costly and uncertain than the 510(k) clearance process and requires significant clinical trial data. It generally takes from one to three years, or even longer, from the time the PMA application is submitted to the FDA until an approval is obtained. Despite the time, effort and cost involved in either of these processes, the FDA might not approve or clear the OCS for use in transplantation.

Furthermore, unforeseen requirements or delays in obtaining clearances or approvals from the FDA could result in unexpected and significant costs for us and consume management’s time and other resources. The FDA could ask us to supplement our submission, collect additional non-clinical data, conduct additional clinical trials or engage in other costly and time-consuming actions, or it could simply deny our application. In addition, even if we obtain a 510(k) clearance or a PMA, the clearance or approval could be revoked or other restrictions imposed if post-market data demonstrate safety issues or inadequate performance. Furthermore, even if the FDA grants clearance or approval of the OCS for use in heart transplantation, the claims approved or cleared by the FDA may be significantly more narrow than those we are seeking.

We currently plan to seek 510(k) clearance from the FDA for the OCS for heart transplantation in the second half of 2008. We intend to use data from the clinical feasibility study that we are conducting under an

IDE and a proposed expansion of this study into a pivotal clinical trial to support our request for 510(k) clearance. The data from our clinical studies and trials might not support 510(k) clearance or any of the claims we wish to make, or the FDA could require us to gather significant additional clinical data, including longer term outcome data, to support 510(k) clearance. The FDA also could deny our 510(k) submission and require the OCS to undergo the more burdensome and lengthy PMA process.

Even if we receive clearance or approval from the FDA to market the OCS for heart transplantation, separate approval or clearance will be required for each new application of the OCS for transplant procedures involving a different type of organ before we can sell and market the OCS for use in transplant procedures involving that type of organ. In addition, we will be required to demonstrate the right to affix the CE Mark to the OCS for use in transplants of organs other than the heart in the European Union. Such clearances and approvals will require substantial clinical data. The approval or clearance process involving the OCS for each of these other organs is subject to many of the same risks and uncertainties as for the heart. If we are not able to obtain the necessary regulatory approvals or clearances on a timely basis or at all, our financial condition and results of operations would suffer, possibly materially, and our business might fail.

We have been able to affix the CE Mark to the OCS for use in heart transplantation since September 2006. This CE Mark is valid for five years. In order to be able to continue to use the CE Mark in the same manner after this initial five-year period, we will need to apply for its renewal. We might not be able to continue to use the CE Mark for any current use of the OCS. If we are not able to renew the CE Mark for its current use, or if any variation in the uses for which the CE Mark has been affixed to the OCS requires us to perform further research or to modify the OCS and, therefore, to modify the CE Mark, our revenues and operating results could be adversely affected and our reputation could be harmed.

If hospitals cannot obtain adequate reimbursement or funding from governments or third party payors for purchases of the OCS and additional disposable sets and for costs associated with procedures that use the OCS, our prospects for generating revenue and achieving profitability will suffer materially.

Our prospects for generating revenue and achieving profitability depend heavily upon the availability of adequate reimbursement or funding in both the United States and other markets for purchases of the OCS and for organ transplant procedures that use the OCS. As of September 30, 2007, no governmental program or other third party payor had agreed to reimburse the cost of the OCS. We expect that we will need to devote significant additional effort in order to arrange for such reimbursement by third party payors in the European Union and, if we obtain regulatory clearance or approval from the FDA, in the United States. We may not be successful in arranging for adequate reimbursement for the OCS, which would harm our business.

In the United States, hospitals that perform heart, lung, liver and kidney transplants generally obtain reimbursement of facility-related costs of performing those procedures under governmental programs, such as Medicare, and from other third party payors. Under the existing Medicare system, following FDA marketing clearance or approval of the OCS, we believe that hospitals in the United States will be able to recover the cost for the initial purchase of the OCS and the cost for subsequent purchases of organ specific disposable sets under current methodologies for organ acquisition costs. However, reimbursement for these costs would not be available if the Centers for Medicare and Medicaid Services, or CMS, or a Medicare contractor determines that the OCS is not reasonable and necessary for the treatment of an illness or injury. CMS and Medicare contractors have substantial discretion in determining whether the OCS is reasonable and necessary in this context. Either CMS or a Medicare contractor might determine that Medicare will not cover and reimburse for the cost of the OCS in the absence of clinical data evidencing the benefits to patients of the use of the OCS, potentially including data demonstrating the OCS provides a patient with benefits not provided by existing methods of organ preservation. We believe that private insurers and other public insurers in the United States generally will follow the coverage policies of Medicare. The data we collect from our ongoing and planned clinical studies and patient registry may not be sufficient for this purpose in a coverage determination by CMS or a Medicare contractor. We have no clinical studies currently planned that are designed to demonstrate superiority of the OCS over conventional methods of organ preservation, and any such studies likely would be expensive and lengthy and might not ultimately produce results adequate to secure reimbursement. Furthermore, the payment rates of other third party payors might be less than the Medicare payments depending on their particular reimbursement methodology.

Outside of the United States, reimbursement and funding systems vary significantly by country, and within some countries, by region. Many foreign markets have government managed health care systems that govern reimbursement and funding for medical devices and procedures. In the European Union member states, the costs associated with organ transplant procedures may be paid for by national insurance and in some cases private insurers or by both national insurance and private insurers, depending on the priorities established by individual programs. These reimbursement arrangements are subject to complex rules and regulations at the national and regional levels that can vary between member states of the European Union and might require that we demonstrate that the OCS is superior to existing preservation methods. We have no studies currently planned to collect such clinical data, and any studies of this kind likely would be expensive and lengthy and may not ultimately produce results adequate to secure reimbursement. In some cases, we might not be able to secure adequate reimbursement for the OCS at all or until we have collected additional clinical data supporting the benefits associated with the use of the OCS in transplant procedures. Hospitals or surgeons in countries or regions where separate additional reimbursement or funding for the OCS is not available may determine that the benefits of the OCS do not or will not outweigh the cost of the OCS. Even where reimbursement or funding is available, some foreign reimbursement systems provide for limited payments in a given period and, therefore, result in extended payment periods, which could hinder adoption of the OCS for use in transplantation.

Even if existing reimbursement and funding arrangements of governmental programs and other third party payors provide for sufficient payments to make purchases of the OCS cost effective for hospitals, the laws and regulations governing these arrangements are subject to change. The continuing efforts of governments, insurance companies and other payors of healthcare costs to contain or reduce these costs could lead to legislative or regulatory reform of the United States or foreign reimbursement and funding systems in a manner that significantly reduces or eliminates reimbursement for the OCS or for transplant procedures.

If hospitals in the United States or the European Union are not able to obtain reimbursement or funding for the cost of the OCS and additional disposable sets or for transplant procedures generally, they may not have sufficient economic incentives to purchase the OCS. If hospitals or surgeons determine that the benefits of the OCS do not or will not outweigh the initial cost and ongoing expense of the OCS, we might fail to achieve significant sales and may never become profitable.

If we modify our products, we may be required to obtain new 510(k) clearances or premarket approvals or vary existing CE Marking, and may be required to cease marketing or recall any modified products until the required clearances or approvals are obtained.

Any modification to a 510(k)-cleared device that could significantly affect its safety or performance, or that would constitute a major change in its intended use, requires a new 510(k) clearance or, possibly, a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review the manufacturer’s decision. The FDA might not agree with our decisions regarding whether new clearances or approvals are necessary. If the FDA requires us to seek 510(k) clearance or a PMA for any modification to a previously cleared product, we may be required to cease marketing and distributing, or to recall the modified product until we obtain such clearance or approval. We may also be subject to significant regulatory fines or penalties. Further, our products could be subject to recall if we or the FDA determines, for any reason, that our products are not safe or effective. Any recall or FDA requirement that we seek additional approvals or clearances could result in significant delays, fines, increased costs associated with modification of a product, loss of revenue and potential operating restrictions imposed by the FDA.

Any modification to a CE Marked device that goes beyond the purpose for which the CE Mark was affixed will require a variation of the CE Mark. If we modify the OCS in a manner that extends beyond the purpose for which the OCS is currently CE Marked, we will not be able to market the modified OCS in the European Union unless and until we demonstrate the right to affix a CE Mark to the modified device. We might not be able to have the CE Mark varied without taking additional steps, or at all. For example, we might need to conduct additional clinical trials and provide additional technical information to the appropriate Notified Body in the European Union before the varied CE Mark can be affixed.

After clearance or approval for the OCS, we will be subject to continuing regulation by regulatory authorities and entities in the United States and other countries, and if we fail to comply with any of these regulations, our business could suffer.

Even if we obtain clearance or approval of the OCS for use in heart and other organ transplants in the United States, we will be subject to extensive continuing regulation by the FDA and other regulatory authorities and entities. We will also be subject to Medical Device Reporting, or MDR, regulations, which require us to report to the FDA if our product may have caused or contributed to a death or serious injury or has malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur. We must report corrections and removals to the FDA where the correction or removal was initiated to reduce a risk to health posed by the device or to remedy a violation of the Federal Food, Drug, and Cosmetic Act caused by the device that may present a risk to health, and maintain records of other corrections or removals. The FDA closely regulates promotion and advertising and all claims that we make for the OCS. If the FDA determines that our promotional materials, training or advertising activities constitute promotion of an unapproved or uncleared use of the OCS, it could request that we cease or modify our training or promotional materials or subject us to regulatory enforcement actions.

The FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement actions by the FDA or state agencies, which may include any of the following sanctions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	recall or seizure of the OCS or organ specific disposable sets;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying our requests for 510(k) clearance or premarket approval of new products or new intended uses of the OCS;

•	withdrawing 510(k) clearance or premarket approvals that have already been granted; and

•	criminal prosecution.

Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.

We are currently required to comply with strict post-marketing obligations that accompany the affixing of the CE Mark to medical devices in the European Union. These include the obligation to report serious adverse events within a specified time period and to provide periodic safety reports and updates. Authorities in the European Union also closely monitor the marketing programs implemented by device companies. The obligations that companies must fulfill concerning premarketing approval of promotional material vary among member states of the European Union. A failure to comply with our obligations in marketing and promoting the OCS in the European Union could harm our business and results of operations.

Regulatory reforms may adversely affect our ability to sell the OCS profitably.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the clearance or approval, manufacture and marketing of a medical device in the

United States. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our ability to commercialize the OCS. We cannot predict legislative changes or changes in FDA regulations, guidance or interpretations, or the impact of any such changes.

On September 27, 2007, President Bush signed into law the Food and Drug Administration Amendments Act of 2007, or FDAAA. The new legislation grants significant new powers to the FDA and imposes new obligations and requirements on both the FDA and FDA-regulated industries, including the medical device industry. In particular, it reauthorizes the FDA to collect medical device user fees and amends the existing user fee program by, among other things, reducing device application fees and imposing new fees, including a new annual establishment registration fee. In addition, the new law authorizes the FDA to establish a unique medical device identification system and expands the federal government’s clinical trial registry and results databank to include, among other things, information on medical device clinical trials. The FDAAA also provides new incentives to promote the development of pediatric medical devices and expands the FDA’s authority over post-market surveillance by, among other things, authorizing the agency to order post-market surveillance in pediatric patients as a condition to approval or clearance of a device, regardless of whether approval or clearance is sought in pediatric populations. While the above provisions of the FDAAA, among others, will undoubtedly have a significant effect on the medical device industry, the extent of that effect is not yet known. As regulations, guidance and interpretations are issued by the FDA relating to the new legislation, its impact on the industry, as well as our business, will become clearer.

Similarly, legislation governing the affixing of the CE Mark to medical devices in the European Union is under regular review. Such modifications could lead to the reclassification of the OCS under the European Union classification system, or introduce additional obligations that we must fulfill prior to affixing or renewing the CE Mark. We cannot predict the legislative modifications that will occur and what impact, if any, these will have on the current and future CE Marking of the OCS.

If we fail to comply with the FDA’s Quality System Regulation, the FDA could halt our manufacturing operations and our business would suffer.

As a manufacturer of a medical device, we are required to demonstrate and maintain compliance with the FDA’s Quality System Regulation, or QSR. The QSR is a complex regulatory scheme that covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of medical devices. The FDA enforces the QSR through periodic unannounced inspections. To date, the FDA has not inspected our manufacturing facility in Andover, Massachusetts for regulatory compliance. Although our manufacturing facility passed a European regulatory agency audit in September 2006, we may fail to pass inspections of our facility by FDA authorities. Our failure to comply with the QSR, or to take satisfactory and prompt corrective action in response to an adverse QSR inspection, could result in enforcement actions, including a warning letter, adverse publicity, a shutdown of or restrictions on our manufacturing operations, delays in approving or clearing our product, refusal to permit the import or export of our product, prohibition on sales of our product in a foreign country, a recall or seizure of our products, fines, injunctions, civil or criminal penalties, or other sanctions, any of which could cause our business and operating results to suffer.

Our products may in the future be subject to product recalls that could harm our reputation, business and financial results.

The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design, manufacture or labeling. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious injury or death. In addition, foreign governmental bodies have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations. The FDA requires that certain classifications of recalls be reported to FDA within 10 working days after the recall is initiated. Companies are required to maintain records of recalls, even if they are not reportable to the FDA. We may initiate voluntary recalls involving our products in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, we could be required to report those actions as recalls. A recall announcement could harm our reputation with customers and negatively affect our sales. In addition, the FDA could take enforcement action for failing to report the recalls when they were conducted.

We may not be able to obtain or maintain international regulatory qualifications or the CE Mark for the OCS for heart transplants or for transplants of other organs, which could harm our business.

Sales of the OCS outside the United States are subject to foreign regulatory requirements that vary widely from country to country. The foreign regulatory approval process generally includes all of the risks associated with obtaining FDA clearance or approval in addition to other risks. Complying with international regulatory requirements can be an expensive and time consuming process, and approval is not certain. The time required to obtain foreign clearances or approvals may exceed the time required for FDA clearance or approval, and requirements for such clearances or approvals may differ significantly from FDA requirements. Foreign regulatory authorities may not clear or approve our product for the same uses cleared or approved by the FDA. Although we have been able to affix the CE Mark to the OCS for use in heart transplants in the European Union, we may not be able to maintain such CE Marking. We may not be able to affix the CE Mark to new or modified products, including the OCS for use in lung, liver and kidney transplants, or if we make other modifications to the OCS. In addition, we may fail to obtain any additional regulatory qualifications, clearances or approvals or to comply with additional legal obligations required by the individual member states of the European Union or other countries in which we seek to market the OCS. The FDA also regulates the export of medical devices from the United States. If we are not successful in obtaining and maintaining foreign regulatory approvals or complying with United States export regulations, our business will be harmed.

Foreign regulatory agencies periodically inspect manufacturing facilities both in the United States and abroad. Although our facility passed a European regulatory agency audit in September 2006, we may fail to pass future inspections of our facility by applicable regulatory authorities or entities both in the United States and in other countries. Delays in receiving necessary qualifications, clearances or approvals to market our product outside the United States, or the failure to receive those qualifications, clearances or approvals, or to comply with other foreign regulatory requirements, could limit or prevent us from marketing our products or enhancements in international markets. Additionally, the imposition of new requirements could significantly affect our business and our product and we might not be able to adjust to such new requirements. If we fail to comply with applicable foreign regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

We are subject to federal, state, and foreign laws prohibiting “kickbacks” and false and fraudulent claims which, if violated, could subject us to substantial penalties. Additionally, any challenges to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

The Medicare and Medicaid anti-kickback laws, and several similar state laws, prohibit payments or other remuneration that is intended to induce physicians or others either to refer patients or to purchase, lease or order, or arrange for or recommend the purchase, lease or order of healthcare products or services for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. These laws affect our sales, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs, we may have with hospitals, physicians or other potential purchasers or users of medical devices. In particular, these laws will influence, among other things, how we structure our sales offerings, including discount and rebate practices, customer support, education and training programs, and physician consulting and other service arrangements. These laws are broadly written, and it is often difficult to determine precisely how these laws will be applied in specific circumstances.

Other federal and state laws generally prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payments from Medicare, Medicaid or other third party payors that are false or fraudulent, or for items or services that were not provided as claimed. Although we will not submit claims directly to payors, manufacturers can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by providing inaccurate billing or coding information to customers, or through certain other activities, including promoting products for uses not approved by the FDA, which is called off-label promotion. Anti-kickback and false claims laws prescribe civil, criminal and administrative penalties, which can be substantial, and potential exclusion from federal healthcare programs for noncompliance. Moreover, even an unsuccessful challenge or investigation into our practices could cause adverse publicity, and be costly to respond to, and thus could harm our business and results of operations.

In addition, we are subject to similar laws in foreign countries where we conduct business. Within the European Union, the control of unlawful marketing activities is a matter of national law in each of the member states of the European Union. The member states of the European Union closely monitor perceived unlawful marketing activity by companies, including inducement to prescribe and the encouragement of off-label use of devices. We could face civil, criminal and administrative sanctions if any member state determines that we have breached our obligations under its national laws. Moreover, industry associations closely monitor the activities of their member companies. If these organizations or national authorities were to name us as having breached our obligations under their laws, regulations, rules or standards, our reputation would suffer and our business and financial condition could be adversely affected.

Our business activities involve the use of hazardous materials, which require compliance with environmental and occupational safety laws regulating the use of such materials. If we violate these laws, we could be subject to significant fines, liabilities or other adverse consequences.

Our research and development programs involve the controlled use of hazardous materials. Accordingly, we are subject to international, federal, state and local laws governing the use, handling and disposal of these materials. Although we believe that our safety procedures for handling and disposing of these materials comply in all material respects with applicable regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or failure to comply with environmental laws, we could be held liable for damages that result, and any such liability could exceed our assets and resources. Our general liability and umbrella insurance policies provide for coverage up to annual aggregate limits of $2 million per occurrence, but exclude coverage for liabilities relating to the release of pollutants. The insurance that we currently hold may not be adequate to cover all liabilities relating to accidental contamination or injury as a result of pollution conditions or other extraordinary or unanticipated events. Furthermore, an accident could damage or force us to shut down our operations.

Risks related to intellectual property

If we fail to maintain our license to patents covering the OCS, we will lose the right to manufacture, market and sell the OCS and our business would be harmed.

Our business depends on our license from The Department of Veterans Affairs, or VA, that covers the OCS. We have the right to manufacture, market and sell the OCS, and disposable sets specific to the heart, lung, liver and kidney for use in the OCS, pursuant to a license agreement with the VA. Our license agreement requires us, among other things, to pay royalties, determined as a percentage of our net sales of products covered by the licensed patents. If we fail to make these payments or otherwise fail to observe the terms of our license agreement, the VA would have the right to terminate our license, in which case we would lose our right to manufacture, market and sell the OCS. The loss of our right to manufacture, market and sell the OCS would materially and adversely affect our business, financial condition and results of operations.

If we infringe or are alleged to infringe the intellectual property rights of third parties, our business could be adversely affected.

The OCS may infringe, or third parties may claim that it infringes, intellectual property rights covered by patents or patent applications under which we do not hold licenses or other rights. Third parties may own or control these patents and patent applications in the United States and abroad. These third parties could bring claims against us that would cause us to incur substantial expenses and, if successfully asserted against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay production or sales of the product that is the subject of the suit.

As a result of patent infringement claims, or in order to avoid potential claims, we may choose or be required to seek a license from the third party and be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms. This could harm our business significantly.

Our industry has experienced substantial litigation and other proceedings regarding patent and other intellectual property rights.

In addition to infringement claims against us, we may become a party to other types of patent litigation and other proceedings, including interference proceedings declared by the United States Patent and Trademark Office and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to the OCS. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

If we are unable to establish or maintain intellectual property rights relating to the OCS, the commercial value of the OCS will be adversely affected and our competitive position could be harmed.

Our success and ability to compete depend in part upon our ability to establish and maintain intellectual property rights covering the OCS in the United States and other countries. We own or have an exclusive license under several patents and patent applications in the United States and corresponding patents and patent applications in a number of foreign jurisdictions. The issued United States patents expire in 2017 and the issued international patents expire in 2018, and any patents that may issue from our currently pending patent applications would expire between 2023 and 2027. However, we do not know how successful we would be should we choose to assert our patents against suspected infringers. Our pending and future patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Even if issued, our patents may be challenged, narrowed, invalidated or circumvented, or others could challenge the inventorship, ownership or enforceablility of our patents and patent applications, any of which could limit our ability to stop competitors from marketing similar products or limit the term of patent protection we may have for our products, or cause us to lose our right to manufacture, market and sell the OCS or components of the OCS. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection, which in turn could diminish the commercial value of the OCS.

If we are unable to protect the confidentiality of our proprietary information and trade secrets, the value of the OCS could be adversely affected.

In addition to patented methods and processes, we rely upon unpatented proprietary methods, processes and trade secrets. We generally seek to protect this information in part by confidentiality agreements with our employees, consultants and third parties. These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known to or be independently developed by our competitors, which in turn could diminish the commercial value of the OCS.

Risks related to our common stock and this offering

There is no public market for our common stock, and an active trading market may not develop or be sustained after this offering is completed.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. Although we have applied to have our common stock listed on the NASDAQ Global Market, an active trading market for our common stock may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell the shares you purchase in this offering without depressing the market price for the shares or at all.

Our stock price may be volatile, and your investment in our common stock could suffer a decline in value.

The price of our common stock is likely to be volatile. The stock market has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their shares of our common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	results of clinical trials relating to the OCS or competing products;

•	regulatory or legal developments in the United States and other countries, including changes in the healthcare payment systems;

•	results of applications for regulatory approvals or clearances for the OCS or competing products;

•	our announcements or our competitors’ announcements of new products, procedures or therapies;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in financial markets or general economic conditions;

•	the issuance of new or changed securities analysts’ reports or recommendations;

•	developments or disputes concerning patents or other proprietary rights;

•	reports of adverse events related to the OCS;

•	litigation; and

•	future sales or anticipated sales of our common stock by us or our stockholders.

For these reasons and others you should consider an investment in our common stock as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment.

After this offering, our executive officers, directors and principal stockholders will have significant voting power and may take actions that may not be in the best interests of our other stockholders.

When this offering is completed, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering will, in the aggregate, beneficially own or control

shares representing approximately     % of our outstanding common stock. Accordingly, if these executive officers, directors and principal stockholders were to act as a group, they would have control over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. This concentration of voting power could delay or prevent an acquisition of us on terms that other stockholders may desire. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders, and this group may act in a manner that advances their best interests and not necessarily those of other stockholders and these actions might affect the prevailing market price for our common stock.

A significant portion of our outstanding common stock may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, regardless of the performance of our business.

Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in the “Underwriters” section of this prospectus. These sales, or the market’s perception that the holders of a large number of our shares intend to sell shares of our common stock, could reduce the market price of our common stock. After this offering, we will have              shares of common stock outstanding based on the number of shares outstanding as of November 15, 2007. This includes the                  shares that we are selling in this offering, which may be resold in the public market immediately. The remaining 73,360,474 shares, or         % of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold, subject to any applicable volume limitations under federal securities laws, in the near future as set forth below.

Number of Shares and % of Total Outstanding	Date Available for Sale Into Public Market

3,864,206 shares, or %	On the date of this prospectus

3,859,305 shares, or %	90 days after the date of this prospectus

65,636,963 shares, or %	180 days after the date of this prospectus, subject to extension in specified instances, due to lock-up agreements between the holders of these shares and the underwriters. However, Morgan Stanley can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time.

In addition, as of November 15, 2007, there were 2,900,787 shares subject to outstanding warrants and 8,851,800 shares subject to outstanding options and restricted stock units that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933. Moreover, after this offering, holders of an aggregate of approximately 56,994,707 shares of our common stock as of November 15, 2007, including shares issuable upon exercise of outstanding warrants, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity incentive plans, including 16,187,734 shares reserved for future issuance or subject to outstanding awards under our equity incentive plans. Once we register these 16,187,734 shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements. Sales of a substantial number of shares of our common stock in the public market could cause the market price of our common stock to drop significantly.

As a new investor, you will experience immediate and substantial dilution in net tangible book value.

If you purchase common stock in this offering, you will incur immediate and substantial dilution of $             per share, representing the difference between the assumed initial public offering price of $             per

share and our pro forma net tangible book value per share after giving effect to this offering and to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock upon the closing of this offering. Moreover, in the past, we have issued options and warrants to acquire common stock at prices significantly below the assumed initial public offering price. As of November 15, 2007, there were 1,364,170 shares subject to outstanding restricted stock units, 7,487,630 shares subject to outstanding options with a weighted average exercise price of $0.84 per share and 2,900,787 shares subject to outstanding warrants with a weighted average exercise price of $0.08 per share. To the extent that the shares subject to these outstanding restricted stock units are ultimately issued or these outstanding options or warrants are ultimately exercised, you will incur further dilution.

Our governing documents and Delaware law contain provisions that could discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our certificate of incorporation, our by-laws or Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•	limitations on the removal of directors;

•	a classified board of directors so that not all members of our board are elected at one time;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings;

•	the ability of our board of directors to make, alter or repeal our by-laws; and

•

the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used to institute a rights plan, or a poison pill, that would work to dilute the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

We have broad discretion in the use of proceeds from this offering, and we may not use these proceeds effectively.

We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds.” Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Furthermore, pending our use of such funds, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “potential,” “should,” “will,” “would” or similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:

•	the rate and degree of market acceptance of the OCS;

•	the benefits offered by the OCS to patients, physicians, hospitals and third party payors;

•	the timing or results of clinical trials for the OCS, including the clinical feasibility study we are currently conducting in the United States;

•	the timing of development of the OCS for use in lung, liver and kidney transplantation;

•	the timing of and our ability to obtain and maintain regulatory approvals or clearances;

•	our manufacturing, sales, marketing and clinical support capabilities and strategy; and

•	our estimates regarding revenues, expenses and needs for additional financing.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the shares in this offering will be approximately $             million, assuming an initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $             million.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

We intend to use between approximately $         million and $         million of the net proceeds from this offering to fund research and development relating to the OCS, including clinical trials, and the balance for the recruitment and training of additional sales and clinical support personnel, marketing initiatives and general corporate purposes. We may use a portion of the net proceeds to acquire, license or invest in complementary businesses, technologies or products. We have no agreements with respect to any such acquisitions or investments.

Pending specific utilization of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term investment grade and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain our future earnings, if any, to support operations and finance the growth and development of our business.

CAPITALIZATION

The following table sets forth our capitalization as of September 29, 2007:

•	on an actual basis;

•

on a pro forma basis to reflect the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 67,458,328 shares of common stock upon the closing of this offering; and

•

on a pro forma as adjusted basis to give further effect to our issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

	As of September 29, 2007
	Actual	Pro Forma	Pro Forma As Adjusted
		(unaudited)
		(in thousands)
Long-term debt and capital lease obligations, net of current portion	$607	$607	$
Redeemable convertible preferred stock, par value $0.0001 per share; 66,549,247 shares authorized, 66,437,814 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	103,233	—
Stockholders’ equity (deficit)
Common stock, par value $0.0001 per share; 150,000,000 shares authorized, 5,974,764 shares issued and 5,898,377 shares outstanding, actual; 175,000,000 shares authorized, 73,356,705 shares issued and outstanding, pro forma; 175,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	1	8
Preferred stock, par value $0.0001 per share; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Additional paid-in capital	—	103,226
Cumulative translation adjustment	65	65
Deficit accumulated during the development stage	(88,164)	(88,164)

Total stockholders’ equity (deficit)	(88,098)	15,135

Total capitalization	$15,742	$15,742	$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) each of, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization in the pro forma as adjusted column by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable to us.

The table above excludes:

•

7,487,630 shares of common stock issuable upon the exercise of stock options outstanding as of November 15, 2007, at a weighted average exercise price of $0.84 per share, and 1,364,170 shares of common stock underlying restricted stock units outstanding as of November 15, 2007;

•	1,335,934 shares of common stock available for future issuance under our 2004 stock incentive plan as of November 15, 2007;

•

6,000,000 shares of common stock reserved for future issuance under our 2007 stock incentive plan, as well as any automatic increases in the number of shares reserved for future issuance under this plan; and

•	2,900,787 shares of common stock issuable upon the exercise of warrants outstanding as of November 15, 2007, at a weighted average exercise price of $0.08 per share.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of September 29, 2007 was $15.1 million, or $0.21 per share of our common stock. Pro forma net tangible book value per share represents our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of our common stock outstanding after giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock upon the closing of this offering.

After giving effect to our sale of the shares in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma net tangible book value as of September 29, 2007 would have been $             million, or approximately $             per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and an immediate and substantial dilution in pro forma net tangible book value of $             per share to new investors purchasing shares in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 29, 2007	$0.21
Increase per share attributable to new investors

Pro forma net tangible book value per share after this offering		$

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma net tangible book value by approximately $             million, our pro forma net tangible book value per share after this offering by approximately $             and dilution per share to new investors by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

The table above does not give effect to the underwriters’ exercise of their over-allotment option. In addition, to the extent any outstanding options or warrants are exercised, you will experience further dilution.

The following table summarizes, as of November 15, 2007, the number of shares purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, to us by existing stockholders and new investors purchasing shares of our common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and offering expenses payable by us. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	73,360,497%		$94,450,356%			$1.29
New investors					$

Total		100%		$100%

The number of shares purchased is based on the number of shares of common stock outstanding as of November 15, 2007 after giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock upon the closing of this offering, and excludes:

•

7,487,630 shares of common stock issuable upon the exercise of stock options outstanding as of November 15, 2007, at a weighted average exercise price of $0.84 per share, and 1,364,170 shares of common stock underlying restricted stock units outstanding as of November 15, 2007;

•	1,335,934 shares of common stock available for future issuance under our 2004 stock incentive plan as of November 15, 2007;

•

6,000,000 shares of common stock reserved for future issuance under our 2007 stock incentive plan, as well as any automatic increases in the number of shares reserved for future issuance under this plan; and

•	2,900,787 shares of common stock issuable upon the exercise of warrants outstanding as of November 15, 2007, at a weighted average exercise price of $0.08 per share.

The following table summarizes the same information presented in the table above assuming the exercise in full of all options and warrants outstanding as of November 15, 2007 and the issuance of all shares underlying restricted stock units outstanding as of November 15, 2007.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	85,113,084%		$100,965,429%			$1.19
New investors					$

Total		100%		$100%

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2004 and 2005 and the fiscal year ended December 30, 2006 and the consolidated balance sheet data as of December 31, 2005 and December 30, 2006 from our audited consolidated financial statements, which are included elsewhere in this prospectus. We have derived the consolidated statement of operations data for the year ended December 31, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002, 2003 and 2004 from our audited consolidated financial statements, which are not included in this prospectus. We have derived the selected consolidated financial data for the fiscal nine months ended September 30, 2006 and September 29, 2007 and as of September 29, 2007 from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. Historical results are not necessarily indicative of the results of operations to be expected in any future periods and the results for any interim period are not to be considered indicative of results to be expected for a full fiscal year. Beginning for 2006, we adopted a fiscal year that ends on the last Saturday in December.

	Fiscal Year Ended					Fiscal Nine Months Ended
	December 31, 2002	December 31, 2003	December 31, 2004	December 31, 2005	December 30, 2006	September 30, 2006	September 29, 2007
						(unaudited)
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$2,163	$824	$5,629	$14,380	$13,645	$10,246	$12,098
Selling, general and administrative	1,611	758	2,549	3,027	4,599	3,386	6,697

Total operating expenses	3,774	1,582	8,178	17,407	18,244	13,632	18,795

Loss from operations	(3,774)	(1,582)	(8,178)	(17,407)	(18,244)	(13,632)	(18,795)
Net interest (expense) income	(194)	(90)	282	37	690	532	540

Net loss	$(3,968)	$(1,672)	$(7,896)	$(17,370)	$(17,554)	$(13,100)	$(18,255)

Net loss per share attributable to common stockholders—basic and diluted	$(2.25)	$(1.02)	$(2.20)	$(4.23)	$(4.40)	$(3.34)	$(4.14)

Weighted average common shares outstanding—basic and diluted	1,765	1,765	4,631	4,659	4,980	4,878	5,554

	As of
	December 31, 2002	December 31, 2003	December 31, 2004	December 31, 2005	December 30, 2006	September 29, 2007
						(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents and short-term investments	$461	$21,090	$14,997	$82	$11,809	$15,429
Working capital	(763)	20,091	12,686	(1,692)	9,251	14,450
Total assets	964	21,233	16,644	1,687	14,904	23,161
Long-term debt and capital lease obligations, net of current portion	3,914	90	431	716	1,114	607
Redeemable convertible preferred stock	8,289	34,328	37,883	41,811	74,439	103,233
Total stockholders’ deficit	(12,488)	(14,204)	(24,404)	(44,078)	(65,634)	(88,098)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a medical device company focused on developing and commercializing a proprietary system to enable transplantation of beating hearts and other functioning organs. Our OCS is the first commercial portable warm blood perfusion system for the maintenance, transport and evaluation of an organ between donor and recipient. We developed the OCS initially for use in heart transplants and obtained the CE Mark in the European Union for this purpose in September 2006. The CE Mark is a mandatory European marking for some product groups to indicate conformity with health and safety standards contained in European regulatory directives. We obtained the regulatory approval required to market the OCS in Australia in October 2007. We began initial marketing of the OCS in the European Union for heart transplantation in the second quarter of 2007. We market and intend to sell the OCS through a direct sales force of regional sales executives supported by clinical specialists who will provide training, clinical support and other services to our customers. We are currently conducting a clinical feasibility study in the United States of the OCS for heart transplantation. If we obtain FDA clearance of the OCS, we intend to market our products in the United States through a direct sales force supported by clinical specialists. We are also developing the OCS for lung, liver and kidney transplants.

The OCS is comprised of two principal components: a portable platform and an organ specific disposable set. The portable platform is a non-sterile, reusable instrument that houses the components of the OCS, including the disposable set. Because each disposable set is sterile and designed for a single use with each organ, our customers will need to purchase a new disposable set for each organ transplant that is performed using the OCS. Initially, we expect to derive much of our revenue from the sale of portable platforms. Over time, however, as use of the OCS for transplant procedures increases, we expect sales of the disposable sets will represent the majority of our revenue and will drive our revenue growth. Our ability to drive revenue growth will depend on hospitals, transplant centers and physicians adopting the OCS as a standard of care for use in organ transplant procedures.

We were incorporated in August 1998 and have devoted substantially all of our efforts to the design and development of the OCS. We are a development stage enterprise as defined in Statement of Financial Accounting Standards, or SFAS, No. 7, Accounting and Reporting by Development Stage Enterprises, with a limited operating history. Beginning for 2006, we adopted a fiscal year that ends on the last Saturday in December. We operate as one reportable segment. As of September 29, 2007, we had not generated any revenue. We have incurred net losses in each year since our inception. As of September 29, 2007, we had a deficit accumulated during the development stage of $88.2 million. We expect our losses to increase for a number of years as we continue our development activities and expand our commercialization activities. To date, we have funded our cash requirements primarily with proceeds from the sale of equity securities and from equipment financings. To the extent our cash, cash equivalents and investments, including the net proceeds from this offering, are insufficient to fund our future cash requirements, we may be required to raise additional capital. Any such required additional capital may not be available on reasonable terms, if at all. If we are unable to obtain additional capital, we may be required to reduce the scope of, delay or eliminate some or all of, our planned development and commercialization activities, which could materially harm our business.

Financial Operations Overview

Revenue

As of September 29, 2007, we had not recognized any revenue. We do not expect to recognize any revenue until the fourth quarter of fiscal 2007 or the first quarter of fiscal 2008. We expect our research and development and other expenses will continue to exceed our revenue for a number of years, which will result in continued losses.

Research and Development Expenses

Our research and development expenses consist primarily of personnel costs, including stock-based compensation, associated with our product development, regulatory and clinical functions. Our research and development expenses also include materials and other costs associated with product design and development, clinical studies, regulatory submissions, reporting and compliance and fees paid to consultants who provide services related to these activities. We expense all research and development costs as they are incurred. From our inception through September 29, 2007, we had incurred a total of $54.8 million in research and development expenses. Substantially all of our research and development expenses have been associated with the development of the OCS for use in heart transplant procedures. We expect our research and development expenses to continue to increase for the foreseeable future as we continue to develop the OCS for use in heart and other organ transplants.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of personnel costs, including stock-based compensation, associated with our executive, finance, sales, marketing, legal and administrative functions. Our selling, general and administrative expenses also consist of costs associated with attending medical conferences, professional fees for accounting and legal services, including services associated with our efforts to obtain and maintain protection for our intellectual property, consulting fees and travel expenses. From our inception through September 29, 2007, we had incurred a total of $21.9 million in selling, general and administrative expenses. We expect our selling, general and administrative expenses will increase significantly for a number of years as we hire additional sales, marketing and clinical support personnel and hire additional finance and administrative personnel to support the requirements of a public company. We also anticipate that we will incur increased expenses for the costs associated with Sarbanes-Oxley compliance, public company directors’ and officers’ insurance and investor relations programs.

Results of Operations

Comparison of Fiscal Nine Months Ended September 29, 2007 to Fiscal Nine Months Ended September 30, 2006

Revenue. We did not recognize any revenue during the fiscal nine months ended September 29, 2007 or the fiscal nine months ended September 30, 2006.

Research and Development Expenses. Research and development expenses were $12.1 million for the fiscal nine months ended September 29, 2007 compared to $10.2 million for the fiscal nine months ended September 30, 2006. The increase of $1.9 million was primarily due to a $2.5 million increase in compensation expenses for additional employees to support our PROCEED clinical feasibility study of the OCS for heart transplantation in the United States that we commenced in 2007 and to support development of the OCS for use in lung transplantation, a $0.8 million increase in fees paid to consultants for completion of our PROTECT-I clinical trial of the OCS for heart transplantation in the European Union that we had substantially completed in 2006, a $0.3 million increase in travel expenses and a $0.1 million increase in stock-based compensation associated with option grants made in the second half of 2006. These increases were offset in part by a $1.4 million decrease due to the initial capitalization of costs associated with the manufacture of the OCS and cardiac disposable sets held by us for commercial sale as inventory in 2007 and a $0.4 million decrease in materials costs associated with our PROTECT-I clinical trial.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $6.7 million for the fiscal nine months ended September 29, 2007 compared to $3.4 million for the fiscal nine months ended September 30, 2006. The increase of $3.3 million was primarily due to a $1.2 million increase in compensation expenses for additional employees in our sales, marketing and finance functions, a $0.7 million increase in legal, accounting and consulting fees that we had not capitalized associated with preparations for our initial public offering, a $0.6 million increase in costs associated with initial marketing of the OCS in the European Union, a $0.5 million increase in travel expenses to support initial marketing of the OCS in the European Union and a $0.3 million increase in stock-based compensation associated with option grants made in the second half of 2006.

Net Interest Income (Expense). Net interest income (expense) was $540,000 for the fiscal nine months ended September 29, 2007 and $532,000 for the fiscal nine months ended September 30, 2006. The increase of $8,000 was due primarily to greater interest income received from greater short-term investment balances during the fiscal nine months ended September 29, 2007. We expect our net interest income to increase as a result of investing the proceeds from this offering.

Comparison of Fiscal Year Ended December 30, 2006 to Year Ended December 31, 2005

Revenue. We did not recognize any revenue during the fiscal year ended December 30, 2006 or the year ended December 31, 2005.

Research and Development Expenses. Research and development expenses were $13.6 million for the fiscal year ended December 30, 2006 compared to $14.4 million for the year ended December 31, 2005. The decrease of $0.8 million was primarily due to a $3.8 million decrease in consulting costs and a $0.6 million decrease in materials costs. These costs decreased in 2006 because we completed a large portion of the design, development and start-up manufacturing of the OCS for use in our PROTECT-I clinical trial in 2005. These decreases were offset in part by a $2.5 million increase in compensation expenses for additional employees for our engineering and clinical development teams, a $0.6 million increase in travel expenses and patient enrollment costs related to our PROTECT-I clinical trial, a $0.4 million increase in facility related expenses associated with an increase in our leased space and a $0.1 million increase in stock-based compensation associated with option grants made in the second half of 2006.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $4.6 million for the fiscal year ended December 30, 2006 compared to $3.0 million for the year ended December 31, 2005. The increase of $1.6 million was primarily due a $0.6 million increase in compensation expenses for additional employees for marketing and administrative functions, a $0.5 million increase in fees paid to consultants for analysis and advice regarding third party reimbursement of the OCS in the European Union, a $0.4 million increase in travel costs related to our PROTECT-I clinical trial and a $0.3 million increase in stock-based compensation associated with option grants made in the second half of 2006. These increases were offset in part by a $0.2 million decrease in legal, accounting and consulting fees.

Net Interest Income (Expense). Net interest income (expense) was $690,000 for the fiscal year ended December 30, 2006 compared to $37,000 for the year ended December 31, 2005. The increase of $653,000 was due primarily to a greater cash, cash equivalent and investment balance during 2006 as a result of the receipt of proceeds from our series C redeemable convertible preferred stock financing in February 2006.

Comparison of Year Ended December 31, 2005 to Year Ended December 31, 2004

Revenue. We did not recognize any revenue during the year ended December 31, 2005 or the year ended December 31, 2004.

Research and Development Expenses. Research and development expenses were $14.4 million for the year ended December 30, 2005 compared to $5.6 million for the year ended December 31, 2004. The increase of

$8.8 million was due primarily to a $3.0 million increase in fees paid to consultants and other third parties for development and testing of the OCS, a $2.8 million increase in materials costs related to the design, development and start-up manufacturing of the OCS for use in our PROTECT-I clinical trial, a $1.5 million increase in compensation expenses for additional employees for our engineering and clinical development teams, a $1.2 million increase in facility related expenses and a $0.3 million increase in travel costs related to preparations for the initiation of our PROTECT-I clinical trial.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $3.0 million for the year ended December 31, 2005 compared to $2.5 million for the year ended December 31, 2004. The increase of $0.5 million was due primarily to a $0.3 million increase in fees paid to consultants for the initiation of our PROTECT-I clinical trial, a $0.1 million increase in compensation expenses for additional employees for marketing, finance and administrative functions and a $0.1 million increase in travel costs related to preparations for the initiation of the PROTECT-I clinical trial.

Net Interest Income (Expense). Net interest income (expense) was $37,000 for the year ended December 31, 2005 compared to $282,000 for the year ended December 31, 2004. The decrease of $245,000 was due primarily to lower cash and cash equivalent balances during 2005.

Liquidity and Capital Resources

We have incurred losses since our inception. As of September 29, 2007, we had a deficit accumulated during the development stage of $88.2 million. We require cash to meet our operating expenses and for capital expenditures and principal and interest payments on our debt. To date, we have funded our cash requirements primarily with proceeds from the sale of equity securities and from equipment financings. As of September 29, 2007, we had received net proceeds of $84.6 million from the issuance of redeemable convertible preferred stock and had $1.3 million of debt outstanding related to equipment financing.

As of September 29, 2007, we had $8.2 million in cash and cash equivalents, $7.3 million in short term investments comprised of auction rate securities and $0.5 million in restricted cash that is being used to secure letters of credit issued to our landlord. We invest our cash and investment balances in a variety of interest bearing instruments, including obligations of U.S. government agencies, corporate bonds, commercial paper, auction rate securities and money market funds. Our investments in auction rate securities at September 29, 2007 consisted of municipal securities. Through September 29, 2007, we had not experienced any difficulties in liquidating these investments when needed to meet our cash requirements. To the extent these investments become illiquid as a result of market conditions or other factors, our ability to fund our operating expenses and capital expenditures could be impacted.

Net Cash Used in Operating Activities

Net cash used in operating activities was $17.2 million for the fiscal nine months ended September 29, 2007, $16.3 million for the fiscal year ended December 30, 2006, $16.9 million for the year ended December 31, 2005 and $6.2 million for the year ended December 31, 2004. For each period, net cash used in operating activities primarily reflects the net loss in the period, which is offset in part by non-cash depreciation and amortization, stock-based compensation, deferred rent and changes in working capital. For the fiscal nine months ended September 29, 2007, net cash used in operating activities includes $2.3 million related to the increase in inventory.

Net Cash Used in Investing Activities

Net cash used in investing activities was $5.6 million for the fiscal nine months ended September 29, 2007, $3.8 million for the fiscal year ended December 30, 2006, $0.1 million for the year ended December 31, 2005 and $1.6 million for the year ended December 31, 2004. For each period, net cash used in investing activities primarily reflects the purchase and sale of short-term investments and the purchase of property and equipment. Capital expenditures during each period relate to equipment purchased for use in our development and production processes and leasehold improvements.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $21.9 million for the fiscal nine months ended September 29, 2007, $29.0 million for the fiscal year ended December 30, 2006, $2.2 million for the year ended December 31, 2005 and $1.7 million for the year ended December 31, 2004. For each period, net cash provided by financing activities primarily reflects the proceeds from the issuance of redeemable convertible preferred stock and proceeds from equipment financings.

In December 2004, we arranged for borrowings to finance the purchase of up to $4.0 million of equipment. Our ability to borrow under this arrangement expired on December 31, 2005. At December 31, 2005, we had outstanding borrowings of $1.2 million under this arrangement at a weighted average interest rate of 9.08%. In March 2006, we obtained a non-binding proposal for the ability to finance the purchase of up to an additional $4.0 million of equipment. Our ability to borrow under this non-binding proposal is subject to the discretion of the lender and expires on December 31, 2007. At September 29, 2007, we had outstanding borrowings of an aggregate of $1.3 million under these arrangements at a weighted average interest rate of 9.74%. These arrangements are collateralized by the equipment purchased with proceeds from the borrowings. We are required to repay the debt in monthly installments of principal and interest over a four-year period following the applicable loan.

Operating Capital and Capital Expenditure Requirements

Since our inception, we have not recognized any revenue and we have incurred losses in each year. We anticipate that we will continue to incur substantial net losses for a number of years as we establish the necessary commercial infrastructure to market and sell the OCS in the European Union, prepare for the potential commercial launch of the OCS in the United States if we obtain FDA clearance, develop the OCS for use in the transplant of hearts and other organs and develop systems appropriate for a public company.

We do not expect to generate meaningful product revenue until fiscal 2008. We do not anticipate generating any revenue from product sales in the United States unless and until we successfully obtain FDA clearance for the use of the OCS in heart transplantation. We believe that the net proceeds from this offering, together with our existing cash, cash equivalent and investment balances, will be sufficient to enable us to fund our anticipated operating expenses and capital expenditure and debt service requirements for at least the next 24 months. We have based this estimate on assumptions that may prove to be wrong. There are numerous risks and uncertainties associated with the development and commercialization of the OCS. We do not have any committed external source of funds. Our future capital requirements will depend on many factors, including:

•	the level and timing of revenues from sales of the OCS and disposable sets for heart transplants in the European Union and the costs of our sales and marketing efforts in the European Union;

•	the scope, progress, results and costs of our preclinical and clinical development activities, including the feasibility study and pivotal trial of the OCS in the United States for heart transplants;

•	the level of research and development investment required to develop the OCS for lung, liver and kidney transplants;

•	the costs, timing and outcome of the regulatory review and approval or clearance process for the OCS in the United States and other jurisdictions;

•

the timing and costs of our sales and marketing efforts in the United States and, if the OCS receives regulatory approval or clearance in the United States, the level and timing of revenues from sales of the OCS and disposable sets for heart transplants in the United States;

•	the costs of hiring additional personnel required to manufacture the OCS on a commercial scale; and

•	competing products, procedures and therapies.

We may also require additional sources of funds for future acquisitions that we may make. To the extent our capital resources are insufficient to meet our future capital requirements, we will need to finance our cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements.

Additional equity or debt financing, or corporate collaboration and licensing arrangements, may not be available on acceptable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate our research and development programs or reduce our planned commercialization efforts. If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any debt financing or additional equity that we raise may contain terms, such as liquidation and other preferences, that are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our technologies or grant licenses on terms that may not be favorable to us.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of December 30, 2006 and the effect those commitments are expected to have on our liquidity and cash flows in future periods.

	Payments due by period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Long-term debt obligations(1)	$2,194	$1,010	$1,029	$155	$—
Capital lease obligations	67	19	38	10	—
Operating lease obligations(2)	8,729	1,014	2,094	2,184	3,437
Purchase obligations	776	388	388	—	—
License agreements(3)	200	40	80	80	—

Total	$11,966	$2,471	$3,629	$2,429	$3,437

(1)	Consists of scheduled principal and interest payments for borrowings related to equipment financings.
(2)	Consists of payments under leases for our headquarters in Andover, Massachusetts.
(3)	Consists of minimum royalty obligations.

The preceding table includes only payment obligations that are fixed and determinable. The preceding table excludes contingent contractual royalty payments. The amount of contingent contractual royalty payments that we may become obligated to make is based on the level and timing of revenues from sales of the OCS.

Off-Balance Sheet Arrangements

We have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

Critical Accounting Policies and Significant Judgments and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions about future events that affect the amounts reported in our financial statements and the accompanying notes. Future events and their effects cannot be determined with certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to our financial statements. We believe that the policies set forth below may involve a higher degree of judgment and complexity in their application than our other accounting policies and represent the critical accounting policies and estimates used in the preparation of our financial statements. If different assumptions or conditions were to prevail, the results could be materially different from our reported results.

Stock-Based Compensation

On January 1, 2006, we adopted the provisions of SFAS No. 123(R), Share Based Payment, or SFAS 123R, which require companies to expense the estimated fair value of employee stock options and similar awards based on the fair value of the award on the date of grant. The cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period.

We adopted SFAS 123R using the prospective transition method that applies to awards granted, modified or canceled subsequent to the date of adoption. Prior periods were not revised for comparative purposes, and existing options, continue to be accounted for in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, unless such options are modified, repurchased or canceled after the adoption date. Prior to January 1, 2006, we accounted for employee stock options using the intrinsic value method and using the minimum value method for its pro forma disclosures under SFAS No. 123, Accounting for Stock Based Compensation. As a result, options granted prior to the adoption of SFAS 123R will continue to be accounted for in accordance with APB 25 unless such options are modified, repurchased or canceled after January 1, 2006.

With the adoption of SFAS 123R, we elected to use the Black-Scholes option pricing model to determine the weighted-average fair value of options granted. In accordance with SFAS 123R, we recognize the compensation expense of share-based awards over the vesting period of the award. The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by the stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. We do not have a history of market prices of our common stock because we are not a public company, and as such, we estimate volatility in accordance with the SEC’s Staff Accounting Bulletin No. 107, Share-Based Payment, using historical volatilities of similar public entities. The expected life assumption is based on the expected life assumptions of similar entities. For typical options the expected life assumption was calculated using the simplified method. The risk-free interest rate assumption is based on observed interest rates for U.S. Treasury zero-coupon issues with terms equal to the expected lives of the awards. The dividend yield assumption is based on company history and expectation of paying no dividends. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

We calculated the stock-based compensation expense that we recognize in our financial statements for the fiscal year ended December 30, 2006 and subsequent periods on awards that are ultimately expected to vest. We evaluate the assumptions used to value the awards on a quarterly basis and if factors change and we utilize different assumptions, the amount of stock-based compensation expense for a period may differ significantly from amounts that we have previously recorded. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense. The calculation of stock-based compensation expense requires the input of highly subjective assumptions, which represent our best estimates and involve inherent uncertainties and the application of management’s judgment.

In the absence of a public trading market for our common stock, we relied on our board of directors, the members of which have extensive experience in the life sciences industry and all but one of whom are non employee directors, to determine the fair value of our common stock on each date of grant. Our board of directors or the compensation committee of the board determined the estimated fair market value of our common stock on the date of grant based upon consideration of several factors, including:

•	the grants involved illiquid securities in a private company;

•	the prices of our redeemable convertible preferred stock and the rights, preferences and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	our results of operations and financial status;

•	the status of our research and development activities;

•	our stage of development and business strategy;

•	the composition of and changes to our management team, including the need to recruit additional executives; and

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given market conditions.

Between January 1, 2006 and October 31, 2007, we granted options to purchase common stock on three occasions: August 30, 2006, November 16, 2006 and October 24, 2007. The exercise price for the options granted in August 2006 and November 2006 was $0.125 per share. The exercise price for the options granted in October 2007 was $1.85 per share. The compensation committee of our board of directors determined that the exercise price of the options that we granted on August 30, 2006 was at least equal to the fair value of our common stock on the date of grant. Our board of directors determined that the exercise price of the options that we granted on November 16, 2006 and October 24, 2007 was also at least equal to the fair value of our common stock on the date of grant.

In connection with the preparation of our consolidated financial statements for the fiscal year ended December 30, 2006, we retrospectively analyzed the fair value of our common stock as of July 31, 2006 and October 31, 2006. We also contemporaneously analyzed the fair value of our common stock as of March 31, 2007 and September 1, 2007. After considering the factors listed above, we determined the fair value of our common stock was $0.48 per share as of July 31, 2006, $0.69 per share as of October 31, 2006, $0.98 per share as of March 31, 2007 and $1.85 per share as of September 1, 2007.

As part of our retrospective analysis, we considered the status and progress of a number of company specific business and financial conditions and milestones during fiscal 2006 and the first quarter of fiscal 2007, including our results of operations, research and development activities, product and operational milestones, the lack of liquidity in our common stock, the increasing likelihood we would pursue an initial public offering, preliminary pricing indications from potential underwriters in connection with this offering and trends in the market for life sciences issuers. In accordance with the fair market value concepts within the practice aid of the American Institute of Certified Public Accountants titled “Valuation of Privately-Held Company Equity Securities Issued as Compensation,” we also considered arm’s length cash transactions with unrelated parties for issuances of our equity securities as an indicator of an observable market price, namely, the established fair market value of our series D redeemable convertible preferred stock of $1.86 per share in April 2007, and considered the rights, preferences, privileges and conversion ratio of our redeemable convertible preferred stock relative to our common stock. We also considered the purchase price paid by investors in February 2006 for our series C redeemable convertible preferred stock of $1.306 per share, which is $1.25 per share on a common stock equivalent basis.

Our analysis of our common stock included use of the income approach to determine our enterprise value. The income approach involves applying appropriate discount rates to estimated cash flows that are based on forecasts of revenue and costs. Key assumptions associated with the income approach include: projected cash flows that reflect management’s best estimates of our future operations; a terminal value, which attributes value to cash flows for the years beyond the projection period; and a discount rate, which reflects the nature of the company and the risks associated with our business. We then allocated the enterprise value to redeemable convertible preferred stock and common stock using the probability weighted expected return method, or

PWERM. Under the PWERM method, the value of the common stock is estimated based upon an analysis of future values for the enterprise assuming various future outcomes. Share value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available, as well as the rights of each share class.

The following table summarizes information relating to stock options granted between January 1, 2006 and October 31, 2007.

Grant date	Number of shares subject to options granted	Exercise price	Fair value of common stock
August 30, 2006	1,302,000	$0.125	$0.48
November 16, 2006	1,646,219	$0.125	$0.69
October 24, 2007	3,116,300	$1.85	$1.85

In addition, on November 15, 2007, we granted 1,364,170 restricted stock units, and we determined that our common stock had a fair value of $1.85 per share on the date of grant.

We recognized stock-based compensation expense related to equity awards granted to employees and non-employees of $0.4 million during the fiscal nine months ended September 29, 2007 and $0.3 million during fiscal 2006. Total unrecognized stock-based compensation expense as of September 29, 2007 for all share-based awards was $0.8 million, of which we expect to recognize $0.1 million during the remainder of fiscal 2007, $0.3 million during fiscal 2008, $0.3 million during fiscal 2009 and $0.1 million during fiscal 2010. We expect to recognize stock-based compensation expense for the awards granted in October and November 2007 as follows: $1.8 million in the fourth quarter of fiscal 2007, $2.2 million during fiscal 2008, $1.2 million during fiscal 2009, $1.0 million during fiscal 2010 and $0.1 million during fiscal 2011.

We recognized stock-based compensation expense on all employee and non-employee share-based awards as follows:

	Fiscal Year Ended December 30, 2006	Fiscal Nine Months Ended
		September 30, 2006	September 29, 2007
		(unaudited)
	(in thousands)
Research and development expense	$60	$17	$91
Selling, general and administrative expense	258	4	321

Total	$318	$21	$412

Revenue Recognition

As of September 29, 2007, we had neither shipped any products nor provided any services to customers. We expect to derive revenue from the sale of the OCS portable platform, organ specific disposable sets, clinical support and extended warranty on the OCS. We expect initial sales of the OCS will consist of the OCS portable platform, one or more cardiac disposable sets, training on the use of the OCS that we will provide at our facility prior to delivery of the OCS to the customer and 30 days of on-site clinical support that we will provide following installation of the OCS. We will provide a one-year warranty covering repair of the OCS portable platform. We will also offer customers an extended warranty for an additional fee.

We plan to recognize revenue in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements, or SAB 104, and Emerging Task Force No. 00-21, Accounting for Multiple Element Revenue Arrangements. SAB 104 requires that persuasive evidence of a sales arrangement exists, delivery of goods occurs through the transfer of title and risk and rewards of ownership, the selling price is fixed and determinable and the ability to collect is reasonably assured before we recognize any revenue from the sale of goods. Because we have not established objective evidence of fair value of the OCS portable platform, cardiac disposable sets, pre-installation customer training or on-site clinical support, we cannot separate the units of accounting. Therefore, we expect to allocate the total sales price among the cardiac disposable sets purchased under the sales contract because those are expected to be the last undelivered elements. We expect to recognize as revenue the portion of the total sales price allocated to a disposable set at the time the disposable set is delivered to the customer, provided we have performed all pre-installation training and on-site clinical support obligations under the contract. As a result, we do not expect to recognize any revenue until at least 30 days following installation of the OCS portable platform.

We expect, over time, to be able to establish objective evidence of fair value of each element of the sales contract. After we have done so, we expect to be able to recognize revenue:

•	when we install an OCS portable platform in an amount equal to its fair value;

•	when we ship or deliver a cardiac disposable set depending on the shipping terms in an amount equal to its fair value; and

•	when we have provided all on-site clinical support that we agreed to provide in an amount equal to its fair value.

Inventory

Through September 2006, we expensed our start-up manufacturing costs, including costs related to the assembly, testing and performance validation of the OCS portable platform and cardiac disposable sets, as research and development expenses as we incurred them. We began to capitalize the costs associated with the manufacture of the OCS and cardiac disposable sets held by us for commercial sale as inventory in September 2006, after we had obtained the right to affix the CE Mark to the OCS for use in the European Union for heart transplantation. We continue to expense the costs associated with the manufacture of units used in clinical trials as research and development expenses.

We value our inventory at the lower of cost or market, on a first-in, first-out basis. We write down our inventories for estimated obsolescence for differences between the cost and net realizable value.

Allowance for Doubtful Accounts

Although we do not yet have accounts receivable balances, we plan to perform ongoing evaluations of our customers and to monitor collections and payments to estimate our allowance for doubtful accounts based on the aging of underlying receivables and our experience with respect to specific collection issues.

Net Operating Losses and Tax Credit Carryforwards

As of December 30, 2006, we had federal net operating loss carryforwards of approximately $23.8 million and state net operating loss carryforwards of approximately $19.6 million. These carryforwards may be available to reduce future taxable income to the extent ownership changes have not limited our ability to utilize them. The federal carryforwards expire at various dates from 2018 through 2026. The state carryforwards expire at various dates from 2007 through 2011.

We record income taxes using the asset and liability method. We recognize deferred income tax assets and liabilities for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective income tax bases and operating loss and tax credit carryforwards. Our consolidated financial statements contain certain deferred tax assets, which have arisen primarily as a result of operating losses, as well as other temporary differences between financial and tax accounting. SFAS No. 109, Accounting for Income Taxes, requires us to establish a valuation allowance if the likelihood of realization of the deferred tax assets is reduced based on an evaluation of objective verifiable evidence. Significant management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against those net deferred tax assets. We evaluate the weight of all available evidence to determine whether it is more likely than not that some portion or all of the net deferred income tax assets will not be realized.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48, Accounting for the Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, or FIN 48, which clarifies the accounting uncertainty in tax positions. This interpretation requires that we recognize in our consolidated financial statements the impact of a tax position if that position is more likely than not to be sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of 2007. The adoption of FIN 48 did not affect our financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS 157. This statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in accounting principles generally accepted in the United States, or GAAP, and expands disclosure related to the use of fair value measures in financial statements. SFAS 157 does not expand the use of fair value measures in financial statements, but standardizes its definition and guidance in GAAP. The standard emphasizes that fair value is a market-based measurement and not an entity-specific measurement based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). SFAS 157 establishes a fair value hierarchy from observable market data at the highest level, to fair value based on an entity’s own fair value assumptions, at the lowest level. SFAS 157 will be effective for us beginning in 2008. We are currently evaluating the impact, if any, that the adoption of SFAS 157 will have on our financial position, results of operations and our cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an Amendment of FASB Statement No. 115, or SFAS 159, which permits, but does not require, entities to measure certain financial instruments and other assets and liabilities at fair value on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option has been elected should be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for us as of January 1, 2008 and cannot be adopted early unless SFAS 157 is also adopted. We are currently evaluating the impact, if any, the adoption of SFAS 159 may have on our financial position, results of operations and our cash flows.

In December 2007, the FASB issued SFAS No. 141 (R), Business Combinations, or SFAS 141R. SFAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree. SFAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective as of the beginning of our first fiscal year beginning after December 15, 2008. We are in the process of evaluating the impact this new pronouncement will have on our financial statements in future periods.

Quantitative and Qualitative Disclosure of Market Risks

Our exposure to market risk is primarily a result of fluctuations in interest rates and foreign currency exchange rates. Some of the securities in which we invest may be subject to market risk. The goals of our investment policy are preservation of capital, fulfillment of liquidity needs and fiduciary control of cash and investments. We also seek to maximize income from our investments without assuming significant risk. To achieve our goals, we maintain a portfolio of cash equivalents and investments in a variety of securities of high credit quality. The securities in our investment portfolio are not leveraged, are classified as available for sale and are, due to their very short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we believe that a change of 10% in market interest rates would not have any material negative impact on the value of our investment portfolio.

We expect to become subject to market risk associated with fluctuations in foreign currency exchange rates. We expect that all of our revenue through fiscal 2008 and a substantial part of our revenue over the following few years will be derived from sales in the European Union that will be denominated in euros. The price for our products in the European Union generally remains fixed in euros and, as a result, varies in United States dollars with exchange rate fluctuations. We also maintain sales and business operations in the European Union. As such, we expect to have exposure to adverse changes in exchange rates associated with sales of our products and the operating expenses of our foreign operations.

BUSINESS

Overview

We are a medical device company focused on developing and commercializing a proprietary system to enable transplantation of beating hearts and other functioning organs. Our Organ Care System, or OCS, is the first commercial portable warm blood perfusion system for the maintenance, transport and evaluation of an organ between donor and recipient. Under conventional transplantation methods, organs are transported on ice in a non-functioning state and deprived of a blood supply, a condition called ischemia, which results in time dependent injury to the organ and precludes evaluation of the organ’s functional status and resuscitation of the organ. By maintaining organs in a functioning state, perfused with warm, oxygenated, nutrient enriched blood, we believe the OCS will lead to less organ damage, increase the time that an organ can be maintained outside the body and enable evaluation and resuscitation in ways not possible with cold ischemic preservation. As a result, we believe the OCS potentially could improve transplant outcomes, increase the utilization of donor organs, expand the pool of potential donors, reduce overall costs associated with transplantation and thereby become a standard of care for use in transplantation. We developed the OCS initially for use in heart transplants and obtained the CE Mark in the European Union for the OCS for this use in 2006. We began initial marketing of the OCS in the European Union in the second quarter of 2007. We are currently conducting a clinical feasibility study in the United States of the OCS for heart transplantation. We are also developing the OCS for lung, liver and kidney transplants.

Organ transplantation is often the best alternative for the treatment of end stage organ failure of the heart, lung, liver and kidney based on quality of life, cost effectiveness and life expectancy. However, the number of available donor organs that are currently deemed suitable for transplantation does not satisfy the existing demand for transplants. According to data from transplant registries in the United States and the European Union, over the course of a year, there are approximately 120,000 patients in the United States and approximately 85,000 patients in the European Union on waiting lists for a heart, lung, liver or kidney transplant. Many other patients who could benefit from transplantation are not placed on the waiting lists because of the limited number of organs available for transplant. Despite this demand, in 2006, only approximately 28,000 people in the United States and, we believe, a comparable number of people in the European Union, with end stage failure of the heart, lung, liver or kidney received an organ transplant. The shortfall in supply results in large part from the limitations of the current methods used to transport organs from donors to recipients. We have designed the OCS to address limitations of these methods.

Based on estimates from Milliman Research, in the United States, charges during the first year of treatment for heart, lung, liver and kidney transplants, including hospital costs, physician costs, organ procurement costs and costs of maintenance therapy, totaled approximately $7.3 billion in 2005. There are significant additional costs to the healthcare system related to the treatment of patients on waiting lists for an organ transplant. The costs of transplantation are generally reimbursed by governments and other third parties in the United States and Europe because of the benefits associated with organ transplantation. Because transplantation often is the most cost effective method for treating end stage organ failure, we believe that use of the OCS has the potential to reduce the overall costs associated with end stage organ failure by increasing the number of transplants. We further believe that use of the OCS potentially may reduce such costs by improving patient outcomes, reducing post-transplantation complications and shortening hospital stays.

In February 2007, we completed a clinical trial at four transplant centers in Europe involving 20 patients to evaluate the safety and performance of the OCS for the maintenance of hearts outside of the body prior to transplantation. The primary endpoint of the trial was seven-day patient survival, which was 100%. In the United States, we are conducting a clinical feasibility study of the OCS for use in heart transplantation that provides for the enrollment of 20 patients at up to five heart transplant centers. We expect to complete enrollment in the second half of 2007. If the performance of the OCS in this first group of patients is satisfactory, we anticipate that we would expand the study into a pivotal trial involving approximately 100 to 150 additional patients. Subject to satisfactory completion of the pivotal trial, we plan to submit a 510(k) premarket notification to the FDA in the second half of 2008 seeking marketing clearance for the OCS for use in heart transplantation. If our submission is cleared by the FDA, we expect to begin marketing the OCS in the United States for heart transplantation in the first quarter of 2009.

We have completed a number of preclinical feasibility experiments of the use of the OCS to maintain lungs, livers and kidneys. These experiments involved lungs, livers and kidneys from animals. In these experiments, the OCS maintained each of these organs in a functioning state and enabled these organs to be assessed after retrieval. Our most advanced preclinical program is the development of the OCS for lung transplants. We expect to submit an application for an investigational device exemption, or IDE, to the FDA in 2008 for a clinical trial of the OCS for lung transplantation.

Our sales and marketing efforts are focused on driving adoption of the OCS as a standard of care for use in heart transplantation. The OCS is comprised of two principal components: a portable platform and an organ specific disposable set. Hospitals that purchase the portable platform will need to purchase a new disposable set for each organ that is transplanted using the OCS. We expect that, after an initial period during which we will derive much of our revenue from the sale of portable platforms, we will derive a significant portion of our total revenues from sales of our disposable sets. In June 2007, we began initial marketing of the OCS in the European Union on a direct basis to leading heart transplant centers. We also plan to recruit a direct sales force for the United States.

Market Opportunity

Organ Transplant Market

End stage organ failure affects many people and arises from a variety of causes. According to estimates from the National Institutes of Health, or NIH, approximately 5,000,000 people in the United States suffer from heart failure, the leading causes of which include coronary artery disease, high blood pressure and diabetes. Each year, approximately 550,000 people are diagnosed with heart failure and approximately 300,000 people die from heart failure. NIH figures indicate that chronic obstructive pulmonary disease, which includes lung diseases such as emphysema and chronic bronchitis, affects approximately 12,100,000 adults in the United States and contributes to approximately 119,000 deaths each year. NIH estimates that approximately 400,000 Americans have chronic liver disease, from causes such as viral infections and alcohol exposure, and approximately 27,000 people die of liver disease each year. The United States Renal Data System reports that each year since 1999, more than 100,000 people in the United States develop end stage kidney disease, which can result from chronic inflammation, diabetes, hypertension or other causes, and require either chronic dialysis or a kidney transplant. We believe that many of the patients suffering from end stage failure of these organs could benefit from an organ transplant.

During 2005, approximately 120,000 patients were on waiting lists for heart, lung, liver or kidney transplants in the United States, and approximately 85,000 patients were on waiting lists for transplants of these organs in the European Union. However, based on data from the 2006 OPTN Report, only approximately 35% of those patients waiting for a heart, 27% of those patients waiting for a lung and 20% of those patients waiting for a liver or kidney received an organ transplant. In addition to the patients already on the waiting lists, due to the limited number of organs and the desire to provide organs to those who would benefit most from a transplant, many other patients who could have benefited from transplantation were excluded from the waiting lists because they were deemed too old or too sick or otherwise failed to satisfy the waiting list criteria. For example, although in 2005 only 5,924 patients were on the waiting list for a heart transplant, according to the American Heart Association, more than 25,000 patients each year in the United States could benefit from a heart transplant.

The following graph sets forth, for each year in the period from 1996 through 2005, the number of patients in the United States on the waiting list for a heart, lung, liver or kidney transplant at any time, the number of transplants of such organs performed in the United States and the number of patients in the United States waiting for a heart, lung, liver or kidney transplant who died before receiving a transplant, according to the 2006 OPTN Report.

According to the 2006 OPTN Report, the obstacle that most frequently prevents patients from benefiting from organ transplantation is the availability of suitable organs. During 2005, essentially all of the hearts and lungs, approximately 90% of the livers and almost 60% of the kidneys transplanted in the United States were retrieved from the limited pool of deceased donors whose brain functions had stopped, but whose hearts continued to beat. These donors are called donors with brain death, or DBD donors. Because their hearts continue to beat, DBD donors’ organs are supplied with blood and continue to function until removed from the body, although organ function begins to decline following brain death.

The utilization of organs from the small pool of DBD donors is further constrained by the limited ability of a surgeon to assess organ function in these donors and by the challenges of preserving the organ while transporting it from the donor to the recipient, who are often at distant locations from each other. According to the 2006 OPTN Report, hearts and lungs were retrieved from only approximately one-third of consented DBD donors in the United States in 2005. Livers and kidneys were retrieved from more than 90% of consented DBD donors because these organs are more tolerant of the current methods of organ preservation. We believe that if physicians could assess the functional status of an organ after it has been retrieved from a donor, a greater portion of available DBD donor organs could be used for transplantation.

Donors whose hearts have stopped beating, called donors after cardiac death, or DCD donors, represent a potentially much larger source of organs. Based on U.S. Government statistics, there are up to approximately 1,200,000 persons with cardiac death each year in the United States who we believe could theoretically serve as DCD donors. However, after the heart stops beating, all organs are deprived of a blood supply and begin to deteriorate. Moreover, assessment of organ function in the donor becomes impossible. Thus, according to the 2006 OPTN Report, there were a total of only 459 DCD donors in the United States in 2005, who accounted for the organs used in 710 kidney transplants, 237 liver transplants and 11 lung transplants. We believe that improved methods of maintaining organs and the ability to assess organ function after retrieval from the donor could potentially increase the number of DCD donors and the number of transplants overall.

Finally, organs may be donated for transplant by living donors. In 2005, approximately 40% of kidney transplants and 5% of liver transplants involved living donors. However, living donors typically are only useful for kidney and liver transplants because a healthy person can donate one of their two kidneys or a portion of their liver and continue to function normally.

The following table shows for each of the heart, lung, liver and kidney, the number of persons on the transplant waiting list at any time during 2005 in the United States and the number of transplants of these organs performed in the United States in 2005 by type of donor according to the 2006 OPTN Report:

Organ	Waiting List	Transplants	DBD Donor	DCD Donor	Living Donor
Heart	5,924	2,063	2,063	—	—
Lung	5,280	1,405	1,393	11	1
Liver	26,705	6,000	5,442	237	321
Kidney	82,582	16,072	8,799	710	6,563

Because of the specialized nature of transplantation, the organ transplant markets in the United States and Europe are highly concentrated. According to the OPTN, surgeons at the top 25 transplant centers in the United States performed 58% of all heart and lung transplants in 2005. We estimate that surgeons at the top five transplant centers in each of Germany, Italy, France, Spain and the United Kingdom performed over 45% of the heart and lung transplants in the European Union in 2005.

Limitations of Conventional Organ Storage and Transport Methods

Despite the advances in transplantation over the past 30 years, the method used to transport an organ between a donor and a recipient has remained substantially unchanged. Today, after retrieval from the donor, most transplanted organs are cooled with and immersed in a cold preservative solution and then placed on ice in an insulated box and transported to the recipient in a non-functioning state. Following removal from the donor’s body, the organ begins to suffer from the loss of blood supply, which deprives the organ of oxygen and nutrients. This storage and transport method entails several important shortcomings, including:

•

Time dependent injury to the organ. Because the organ is deprived of the nutrients and oxygen supply normally provided by circulating blood, it suffers from ischemic injury throughout the period during which it is preserved on ice. The cold temperature only reduces the rate at which ischemic injury occurs. As a result, organs must be transported from donors to recipients within a relatively short period of time. Based on data contained in the 2006 OPTN Report, we estimate that the average ischemic time experienced by organs used in transplant procedures performed in the United States in 2005 was approximately 3.3 hours for hearts, 4.8 hours for lungs, 7 hours for livers and 17 hours for kidneys.

•

Inability to evaluate the functional status of the donor organ outside the body. With cold ischemic preservation, organs are transported in a non-functioning state, which precludes assessment of the viability of the organ outside of the body. As a result, transplant surgeons must make a clinical judgment on the suitability of the organ for transplantation based on information obtained while the organ is in the donor’s body. This information can be misleading because organ function begins to deteriorate following brain death. As a result, many potentially suitable organs are not utilized, while in some other cases, compromised organs are transplanted.

•

Inability to resuscitate organs. Some organs become compromised as a result of the physiological effects of brain death. In many cases, the compromised organ’s function can be improved, or the organ resuscitated, through perfusion of the organ with blood or administration of treatments, such as drugs or hormones. Cold ischemic preservation does not permit functional improvement or resuscitation of an organ after the organ has been removed from the donor’s body.

The shortcomings of cold ischemic preservation contribute to the limited availability and reduce the effectiveness of organ transplantation in the following ways:

•	Suboptimal patient outcomes. Even within currently accepted time limits, longer periods of cold ischemic preservation correlate with worse transplant outcomes. For example, an analysis by the

International Society of Heart & Lung Transplantation shows that the risk of death within one year after a heart transplant increases significantly with increasing ischemic time. The graph below on the left shows the relative risk of one-year mortality as a function of ischemic time for heart transplants completed between 2001 and June 2004. To compute relative risk, patients were divided into groups based on their length of ischemic time, in half-hour increments, and the risk of death in each group was divided by the risk of death in the overall sample. The data show that patients whose hearts experienced three hours of ischemic time had a risk of one-year mortality about equal to the group overall. Those with six hours of ischemic time had a one-year mortality risk that was approximately 40% higher than the group overall, and those with an hour or less of ischemic time had a one-year mortality risk that was approximately 25% lower than the group overall. As shown in the graph below on the right, more than half of heart transplants in the United States during 2004 involved more than three hours of ischemic time.

Prolonged ischemia may lead to rejection of the organ, blood vessel damage that results in injury when the organ is filled with the recipient’s blood, called reperfusion injury, and other problems that become evident only after the organ is transplanted into the recipient. In a 10-year study examining over 7,250 heart transplant recipients from 42 institutions, 43% of all deaths in the 30 days following transplant, representing 3.0% of the overall patient population, were due to early graft failure, which is the failure of the donor organ to regain normal function. Additionally, according to Heart Transplantation by Kirklin, J. et. al., some degree of initial donor heart dysfunction occurs in 30% to 50% of transplanted hearts, most of which is currently addressed with additional treatment, including medications, intra-aortic balloon pumps and mechanical circulatory support. We believe that these complications result in part from the limitations of cold ischemic preservation.

•

Decreased utilization of available organs. The time dependent injury that occurs during cold ischemic preservation limits the utilization of currently available organs. Healthy donor organs are frequently not retrieved because of the currently accepted time limits for transporting the organ and transplanting it into the nearest eligible recipient. In addition, some donor organs are not retrieved because the combination of the age, health status or medical history of the donor, and the additional damage that the organ is expected to suffer during storage and transport, could present an unacceptable risk of a poor transplant outcome. Furthermore, cold ischemic preservation does not permit the assessment of an organ after it has been retrieved from the donor. As a result, organs are often not used because they appear to be compromised on initial assessment, when in fact they may be suitable for transplant. Finally, the inability to resuscitate an organ after retrieval limits the utilization of organs whose functional status potentially could improve sufficiently with treatment following removal from the donor to enable the organ to be used for transplantation.

•

Limited supply of organs. Because cold ischemic preservation does not allow assessment or resuscitation of organs outside the donor’s body, it limits the supply of organs by restricting the pool of potential donors to primarily DBD donors within certain age limits. Many older potential DBD donors and most potential DCD donors are not even considered for donation because of these limitations.

•

Increased healthcare costs. The time dependent injury that occurs using current cold preservation methods contributes to slow patient recoveries, long hospital stays and post-transplant complications and is a source of significant costs to the healthcare system. The inability to functionally assess an organ during cold ischemic preservation could result in the transplantation of compromised organs, leading to poor outcomes and additional costs. Finally, the limited supply and low utilization of organs result in more patients with end stage organ failure who must receive expensive alternative treatments, hospitalization and supportive care while on the transplant waiting list.

The TransMedics Solution

Our Organ Care System is the first commercial portable warm blood perfusion system for the maintenance, transport and evaluation of an organ between donor and recipient. The OCS is designed to maintain organs in a functioning state, perfused with warm, oxygenated, nutrient enriched blood between retrieval from the donor and transplant into the recipient. We began initial marketing of the OCS for use in heart transplants in the European Union in the second quarter of 2007 and plan to submit a 510(k) premarket notification to the FDA for the OCS for use in heart transplants in the second half of 2008. In October 2007, we obtained the regulatory approval required to market the OCS in Australia. We are also developing the OCS for use in lung, liver and kidney transplants.

We have designed the OCS to offer the following potential advantages over cold ischemic preservation:

•

Less time dependent ischemic injury. The OCS is designed to maintain organs in a functioning state, perfused with warm, oxygenated, nutrient enriched blood. As a result, in comparison with cold ischemic preservation, we believe that an organ could suffer less damage and be maintained in a condition suitable for successful transplantation for a longer period of time when transported using the OCS.

•

Ability to evaluate the functional status of donor organs outside the body. The OCS is designed to enable functional and metabolic assessment of the donor organ outside of the donor’s body and prior to transplantation into the recipient. For example, in the case of a heart, the OCS enables wireless monitoring of heart rate, electrocardiogram, or EKG, signals and blood flow rates, pressures, temperature and oxygen saturation. In addition, the OCS permits the surgeon to take blood samples during transport to measure metabolic activity, including the consumption of oxygen and the consumption or production of lactate, an acid produced when insufficient oxygen is delivered to the tissues. The OCS also enables ultrasound measurements of the beating heart.

•

Ability to resuscitate organs. By perfusing a donor organ with blood, the OCS may enable resuscitation of the organ from the compromised condition caused by the detrimental effects of brain death of the donor. In addition, because the OCS is designed to maintain organs in a functioning state, we believe that surgeons will be able to administer treatments that could resuscitate a compromised organ after removal from the donor.

We believe that these attributes of the OCS potentially offer substantial benefits to patients, physicians, hospitals and third party payors, including:

•

Improved patient outcomes. We believe the OCS could improve patient outcomes by reducing ischemic injury to donor organs and enabling surgeons to functionally assess and resuscitate donor organs after they have been retrieved. We also believe that the OCS may enable surgeons to reduce the use of compromised organs that could result in post-transplant complications associated with poor organ function.

•	Increased utilization of available organs. We believe, based in part on our preclinical studies with animal organs, that the OCS could increase the utilization of currently available donor organs by increasing the time between retrieval and transplant that an organ can be maintained in a condition suitable for transplant and by permitting functional assessment and resuscitation of organs prior to transplantation.

•

Expansion of the pool of potential donors. We believe the OCS could improve the maintenance of organs between donor and recipient and allow functional assessment and resuscitation outside of the donor’s body, which over time could enable surgeons to expand the criteria for donor selection, thereby expanding the pool of potential donors.

•	Reduced total cost of care. We believe the OCS could improve patient outcomes and thereby reduce the total cost of care associated with end stage organ failure and transplantation as a result of:

•	fewer complications after transplant;

•	faster recoveries; and

•	shorter hospital stays.

Our Strategy

Our goal is to establish the OCS as a standard of care for the maintenance, transport, evaluation and resuscitation of organs for transplantation and to sell organ specific disposable sets for each transplant on an ongoing basis. To achieve this goal, we are pursuing the following business strategies:

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Demonstrate the potential benefits of warm blood perfusion and the OCS. We believe that the OCS has the potential to provide an improvement in patient outcomes following transplant, increase the utilization of donor organs, expand the pool of potential donors and reduce the total cost of care associated with end stage organ failure and transplantation. We are maintaining a patient registry in several member states of the European Union to collect data that may be useful in demonstrating the potential benefits of warm blood perfusion. We have successfully completed one clinical trial in the European Union designed to demonstrate the safety and performance of the OCS for heart transplants and are currently conducting a similar clinical trial in the United States.

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Accelerate the launch of the OCS into attractive markets. We are commercializing the OCS first for use in heart transplants in the European Union because of the attractive market opportunity and the expeditious regulatory process for a device such as the OCS in the European Union. We have focused our initial efforts on developing the OCS for use in heart transplants because the utilization rate of hearts from existing consented donors is low, there is no effective alternative long term treatment for end stage heart failure and the heart is particularly susceptible to ischemia.

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Focus on leading high volume transplant centers to drive adoption. We plan to focus our sales and marketing efforts on leading high volume transplant centers and key opinion leaders in the medical and academic communities. Through our clinical trial program for the OCS, we have established and are continuing to establish relationships with many leading heart transplant surgeons. We are strengthening these relationships by providing comprehensive training and clinical support. We believe that adoption of the OCS by leading high volume transplant centers and key opinion leaders will facilitate establishing the OCS as a standard of care for use in transplantation.

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Commercialize the OCS using direct sales and marketing. Because of the concentrated nature of the heart transplant market, we believe that we will be able to successfully access this market with relatively small sales and clinical support teams. In the second quarter of 2007, we began initial marketing efforts in the European Union with our own direct sales force and clinical support team and plan to follow a similar approach in the United States. Our sales and clinical support teams will interact directly with the heart transplant surgeons who use the OCS and enable us to control training and marketing content, respond quickly to requests for support and avoid costs associated with utilizing third party distributors. We believe that this approach will accelerate adoption of the OCS.

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Leverage our technology platform to expand into lung and other organ transplant markets. We have designed the OCS so that it can be used to maintain a range of organs in a functioning state. We expect to use the same portable platform for lungs, livers and kidneys and believe that we will be able to use many of the components of the cardiac perfusion module and solution set in the disposable perfusion modules and solution sets that we are developing for use in transplanting these other organs. We have completed a number of preclinical feasibility studies of the OCS for use with all three of these organs. We are focusing our next application development efforts for the OCS on lung transplantation and plan to initiate a clinical trial in the United States and the European Union of the OCS for lung transplantation in 2008. In parallel, we plan to seek a CE Mark for the OCS for use in lung transplantation, which, if obtained, would permit us to begin initial marketing of the OCS for this purpose in the European Union. Because lung and heart transplants are generally performed by the same surgeons, we expect to be able to use the same sales and clinical support teams to market the OCS for use in both lung and heart transplants.

The Organ Care System

The OCS is a portable, compact device designed to maintain organs in a functioning state outside of the human body using warm, oxygenated, nutrient enriched blood. The OCS is comprised of two principal components: a portable platform and an organ specific disposable set, which includes a perfusion module, a solution set and accessories. The portable platform is designed to serve as a base for the organ specific disposable sets that hospitals will need to purchase for each organ transplant that is performed using the OCS. We have completed the development of the OCS, including a cardiac disposable set, for use in heart transplants and are developing the perfusion modules, solution sets and accessories for use in lung, liver and kidney transplants. The description below generally pertains to the OCS that we have developed and are now marketing in the European Union for use in heart transplants.

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Portable platform. The portable platform is a non-sterile, reusable instrument that houses the components of the OCS. The platform contains infusion and circulatory pumps, batteries, electronics, gas delivery devices, monitoring subsystems and a wireless monitor. The infusion and circulatory pumps are used to maintain a supply of nutrient enriched blood to the organ. The batteries provide electrical power to the OCS when the system is not connected to an external alternating current power source. The monitoring subsystems track important parameters, such as, in the case of the heart, aortic pressure, coronary flow, blood temperature and heart rate. The platform measures 30 inches by 19 inches by 30 inches and weighs approximately 80 pounds loaded with a donor organ, which enables the OCS to be transported easily by current modes of transport, including automobile, ambulance, airplane or helicopter.

The wireless monitor displays information similar to the information typically displayed on an intensive care unit monitor for a transplant patient. The wireless monitor allows the physician to remotely monitor the organ and adjust various settings of the OCS, such as pump flow, temperature and gas delivery.

•	Disposable set. The disposable set consists of a perfusion module, solution set and accessories designed specifically for each type of organ.

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Perfusion module. The core of the OCS is the perfusion module, which includes a single use, sterile chamber designed to hold the organ and maintain the appropriate blood temperature during maintenance and transport. The perfusion module incorporates a closed circuit in which warm, oxygenated, nutrient enriched blood is circulated through the organ. The perfusion module also is designed to enable the transplant team to monitor the physiologic condition of the organ in real time, to sample blood for analysis and to administer treatments to the organ. The cardiac perfusion module permits sterile ultrasound assessment of the heart.

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Solution set. The solution set is a proprietary single use, sterile set of fluids. Together with blood collected from the donor, the solution set is designed to enable the OCS to maintain the organ in a functioning state. The solution set consists of chemicals to prime the OCS as well as nutrients, electrolytes and amino acids to maintain the circulating blood and nourish the organ during transport.

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Accessories. The disposable set includes sterile, disposable accessories, such as tubing, connectors and other surgical tools, that are used to collect and filter the donor blood, connect the organ to the perfusion module and administer solutions to and drain solutions from the organ.

Use of the OCS in Heart Transplant Procedures

We designed the OCS for use in conventional heart transplant procedures in a manner that does not require any significant change to the current organ retrieval and transplant processes, which we believe will facilitate adoption of the OCS.

The key elements of transplanting a heart using the OCS in contrast with that of a conventional heart transplant procedure are as follows:

	Conventional Heart Transplant	OCS
Surgical preparation	• Organ is surgically exposed • Organ is visually inspected for damage	• Organ is surgically exposed • Organ is visually inspected for damage
Retrieve donor heart	• Donor blood drained through pulmonary artery • Simultaneous administration of cold preservation solution through aorta • Heart is arrested, then removed

•        Donor blood collected through the aortic cannula

•        Simultaneous administration of cold preservation solution through aorta

•        Heart is arrested, then removed

•        Arteries and veins not used to connect to the OCS are sutured

Connect heart to OCS	• Not applicable	• Heart is placed in the organ chamber of the cardiac perfusion module • Heart is connected to the blood circuit using cannulae and connectors and revived to a beating state
Transport	• Organ is placed in an organ container • Organ container is placed on ice in an insulated box and transported to recipient hospital

•        Organ is transported to recipient hospital in the OCS

•        Wireless monitor displays parameters including heart rate and blood flow

•        Functional and metabolic data are collected and displayed, and if necessary, organ care settings are adjusted

Transplant	• Cold preservation solution is administered again to prepare for the surgical reimplantation procedure • Surgeon implants heart using standard techniques

•        Surgeon reviews functional and metabolic data collected during transport to assess organ viability

•        If surgeon is satisfied with assessment data, cold preservation solution is administered to prepare for the surgical reimplantation procedure

•        Surgeon disconnects heart from the organ chamber and implants it using standard techniques

We expect that the steps to be performed in using the OCS for the transplant of other organs will be substantially similar to those used in a heart transplant, except that physicians using the OCS for lung, liver and kidney transplants could supplement donor blood with blood from a blood bank. Blood from a blood bank contains additives that are not compatible with a heart that is being maintained on the OCS.

OCS Clinical Trials and Patient Registry

We completed a clinical trial of the OCS for heart transplants in the European Union, called PROTECT-I, in February 2007. We are currently conducting a clinical feasibility study of the OCS for heart transplants in the United States, called PROCEED. We are also maintaining a registry of data from heart transplants performed in the European Union since February 2007 using the OCS, called PROTECT-II. We plan to collect data from the use of the OCS in the European Union and Australia to explore the potential benefits of the OCS for, among other things, increasing the utilization of organs from the current donor pool and expanding the pool of potential donors.

PROTECT-I Trial

We conducted the PROTECT-I trial to evaluate the safety and performance of the OCS for the maintenance of hearts for use in transplantation. The trial was a prospective, multi-center study. Under the trial protocol, our investigators followed patients for 30 days after transplantation. The primary endpoint of the trial was seven-day patient survival after transplantation. Secondary endpoints included 30-day patient survival, seven-day and 30-day graft survival, which measure organ failure in surviving patients, several measures of cardiac function, ischemic injury and prevalence of cardiac adverse events. In addition to the study endpoints, we collected data regarding the number of serious adverse events, whether the patient failed to wean off bypass following transplant, the amount of time spent on a ventilator, whether the amount of time spent on a ventilator exceeded 24 hours and the amount of time spent in an intensive care unit after transplant.

We enrolled patients at the following four transplant centers in Germany and the United Kingdom: The Heart and Diabetes Center NRW in Bad Oeynhausen, Germany, Deutsches Herzzentrum Berlin in Berlin, Germany, Papworth Hospital in Cambridge, the United Kingdom, and Royal Brompton and Harefield NHS Trust in London, the United Kingdom. We excluded from the trial organ recipients who relied on a ventricular assist device. The OCS was used in connection with a total of 22 transplant procedures, of which 20 transplants met the criteria for inclusion in our clinical trial protocol. DBD donors accounted for all transplanted hearts in the trial. Data from the two transplants that did not meet the trial protocol were not included in the trial results.

The primary endpoint of the trial was seven-day patient survival, which was 100%. In addition, 30-day patient survival, seven-day organ, or graft, survival and 30-day graft survival were all also 100%. In the trial, donor hearts were maintained on the OCS in a functioning state for an average of 3.7 hours. One donor heart was maintained on the OCS for approximately 5.75 hours. Cold ischemic time on average was only 76 minutes, an average of 20 minutes to retrieve the heart from the donor and connect it to the OCS and an average of 56 minutes to transplant the heart into the recipient. The following chart illustrates this result:

(A)	Average period between stopping blood circulation in the donor and perfusion on the OCS.
(B)	Average period of warm blood perfusion on the OCS.
(C)	Average period between termination of perfusion on the OCS and starting blood circulation in the recipient.

The notation “±” in the chart indicates the number that precedes the notation is the average value and the number that follows the notation is the standard deviation, which is a statistical measure of the variation of the data.

The results of some of the additional secondary endpoints for the trial and additional data collected in the trial are set forth in the table below under the caption “Non-Head-to-Head Comparison of PROTECT-I and Celsior Results.”

Six patients in the trial experienced serious adverse events, which consisted of episodes of acute rejection of the organ in two patients, transient left ventricular dysfunction in two patients, a hemorrhagic stroke in one patient and one patient with an anxiety disorder. With additional medical therapy, including in some cases additional drugs affecting muscular contraction or the use of an intra-aortic balloon pump, these patients recovered without any ongoing medical complications resulting from these serious adverse events. We believe these serious adverse events are typical for this patient population and were not related to use of the OCS.

Non-Head-to-Head Comparison of PROTECT-I and Celsior Results

Our PROTECT-I trial used substantially similar patient inclusion and exclusion criteria as a study conducted in 1998 by a third party of the use of Celsior, a cold organ preservation solution, in connection with heart transplantation. We believe the Celsior study is the largest and only randomized trial completed in heart transplantation. A comparison of the results of the Celsior study, including both transplanted hearts that were preserved with the Celsior solution and a control group of hearts that were preserved with conventional solutions in use at each center, and the PROTECT-I study are set forth in the following table. While we believe the comparison is useful in evaluating the results of the PROTECT-I study, the PROTECT-I and Celsior studies were separate trials conducted at different sites, and we have not conducted a head-to-head comparison of the OCS and Celsior in a clinical trial. Results of a head-to-head comparison may differ significantly from those set forth in the following table. In addition, because the PROTECT-I and Celsior studies were separate trials and because PROTECT-I involved only 20 patients, differences between the results of the two trials may not be statistically or clinically meaningful.

	Celsior	Control	PROTECT-I
Number of Patients	64	67	20
Patients Demographics:
Mean donor age (years)	30 ±14(1)	33 ±12	34 ±10
Mean recipient age (years)	53 ±9	49 ±11	49 ±12
Male recipient	86%	79%	70%
Total preservation time (hours)	3.3 ±1.0	3.1 ±1.0	4.9 ±0.8
Celsior Trial Primary Endpoint:
7-day patient survival	97%	94%	100%
Celsior Trial Secondary Endpoints:
30-day patient survival	94%	88%	100%
7-day graft (organ) survival	97%	91%	100%
30-day graft (organ) survival	94%	87%	100%
1+ serious adverse event	38%	46%	30%
1+ cardiac-related adverse event	66%	69%	30%
Failure to wean off bypass(2)	8%	9%	0%
Time on ventilator (hours)(3)	32 ±47	31 ±49	11 ±5
Ventilation time >24 hours	31%	34%	5%
Intensive care unit time (hours)	113 ±78	126 ±98	45 ±45
(1)

The notation “±” in the table indicates that the number that precedes the notation is the average value and the number that follows the notation is the standard deviation, which is a statistical measure of the variation of the data.

(2)

Represents the percentage of patients who were not able to be weaned off heart and lung bypass following a heart transplant procedure. Standard practice in a heart transplant procedure includes placing the recipient on heart and lung bypass to maintain the circulation of blood and oxygen in the body during the procedure.

(3)	Represents the duration of time that the patient was kept on a ventilator, which is standard practice in a heart transplant procedure.

For the reasons stated in the preceding paragraph, investors should not place undue weight on the comparative information set forth in the above table.

PROCEED Trial

In February 2007, the FDA approved our application for an investigational device exemption, or IDE, for a clinical feasibility study of the OCS for heart transplants, called PROCEED. In April 2007, we commenced the PROCEED trial in the United States to evaluate the safety and performance of the OCS for the preservation of DBD donor hearts during transplant. The clinical feasibility phase of this trial provides for the enrollment of 20 patients at up to five heart transplant centers. The following hospitals are participating in this feasibility trial: UCLA Medical Center, University of Pittsburgh Medical Center, Cleveland Clinic, Brigham and Women’s Hospital and the University of Chicago Medical Center.

The primary endpoint of the clinical feasibility phase of the trial is seven-day patient survival after transplantation without a subsequent transplant and without the use of a mechanical circulatory assist device. The secondary endpoints of the clinical feasibility phase of the trial are 30-day patient survival, 30-day graft survival, physiologic functioning state of the heart during transport on the OCS as evaluated by heart rate, coronary flow, aortic root pressure and lactate levels, and incidence of all serious adverse events through 30 days after transplantation or, if later, hospital discharge. In addition to these endpoints, we are collecting data regarding post-transplant care and related costs. Organ recipients who have relied on a ventricular assist device during the 30 days prior to their transplant are excluded from the trial. As of November 30, 2007, the OCS had been used in transplant procedures performed on 12 heart transplant patients during this phase of the trial. We expect to complete enrollment in the clinical feasibility study in the second half of 2007. As of November 30, 2007, five patients in the trial had experienced a serious adverse event, which consisted of poor heart function in one patient, elevated pressure in the heart in one patient, episodes of acute rejection of the organ in two patients and a collapsed lung in one patient. The patient in the trial who experienced poor heart function died. The other patients who experienced a serious adverse event, in some cases with additional medical therapy, recovered without any ongoing medical complications resulting from the serious adverse events.

In November 2007, we filed an IDE supplement with the FDA requesting approval to expand the study into a pivotal trial involving approximately 100 to 150 additional patients. We anticipate that the primary and secondary endpoints for the pivotal trial will be substantially the same as for the clinical feasibility phase of the trial. In the pivotal trial, we expect that the approximately 100 to 150 additional patients will be randomized so that the donor hearts will be maintained using either the OCS or the cold preservation technique used by the transplant center performing the transplant. Because we will be seeking 510(k) clearance for the OCS in heart transplantation, we intend to use a non-inferiority trial design, which means that we will be able to satisfy the primary endpoint so long as the OCS does not perform, based on a statistical analysis, worse than the transplant center’s cold preservation technique. However, the design of the pivotal trial, including the manner in which patients will be randomized, has not yet been submitted to or reviewed by the FDA.

We expect to use the OCS in transplant procedures performed on a total of approximately 70 heart transplant patients in the United States in the PROCEED trial before submitting to the FDA an application for clearance to market the OCS using the 510(k) process. We anticipate that these 70 heart transplant patients will consist of 20 patients from the clinical feasibility study and an additional 50 patients from the pivotal trial who will have been randomized to receive a donor heart that was maintained on the OCS. We expect to complete the pivotal phase of the PROCEED trial in the middle of 2008, which we believe would enable us to apply for clearance to market the OCS in the United States in the second half of 2008. However, we may not be able to enroll transplant patients at a rate that will enable us to meet our expected timeline. In addition, the results of the trial might not be favorable or the FDA might require longer patient follow-up data. As a result, the FDA might not clear our application for use of the OCS in heart transplantation in the United States on the timetable that we anticipate or at all or we may be required to use the more extensive PMA process.

PROTECT-II Patient Registry

Since February 2007, we have maintained a registry of patient data to provide additional information on the clinical experience with the OCS for the maintenance of donor hearts during transplantation. We are collecting data on an ongoing basis from transplant procedures performed on patients at transplant centers in the European Union using the OCS. In this registry, we are collecting data that is similar to the data we are collecting during the clinical feasibility study portion of our PROCEED trial that we are currently conducting in the United States.

Other Organ Programs

Although we developed the OCS initially for heart transplants, we designed the system as a platform that can also be used for lung, liver and kidney transplants.

Lung Program

Our most advanced development program for these additional organs is for the lung. Our lung development and engineering team has completed feasibility experiments with encouraging results. Specifically, in these experiments, the OCS maintained porcine lungs in a functioning state for up to eight hours without evidence of tissue injury or fluid retention in the lung tissue. This is twice the currently accepted time limit for lung preservation in clinical practice. In addition, while on the OCS, these porcine lungs were able to maintain the compliance or flexibility associated with healthy lung tissue, transfer oxygen and carbon dioxide between the inhaled air and the blood stream and maintain a stable balance of dissolved gases in the blood. All of these parameters are important to lung viability and functional assessment. We plan to initiate additional experiments comparing porcine lungs maintained on the OCS with porcine lungs maintained using conventional cold ischemic preservation methods. Subject to satisfactory completion of the preclinical experiments, we expect to submit to the FDA an IDE application to initiate human clinical trials of the OCS for use in lung transplants in early 2008 and concurrently to seek a CE Mark for this use of the OCS in the European Union.

Liver and Kidney Programs

We have also completed early feasibility experiments of maintaining livers and kidneys using the OCS. In these animal experiments, we have been able to maintain both livers and kidneys in stable physiologic conditions for more than 12 hours, to functionally assess kidneys and to resuscitate livers and kidneys. In addition, livers maintained on the OCS produced bile and kidneys maintained on the OCS produced urine. Based on these favorable results, we plan to initiate more advanced feasibility studies of both kidneys and livers in the first half of 2008.

Sales and Marketing

The transplant markets in the United States and the European Union are highly concentrated. We estimate that surgeons at the top five transplant centers in each of Germany, Italy, France, Spain and the United Kingdom performed over 45% of the heart and lung transplants in the European Union in 2005. According to the OPTN, surgeons at the top 25 transplant centers in the United States performed 58% of all heart and lung transplants in 2005. As a result of this concentration, our strategy is to market and sell the OCS with our own small direct sales force and clinical support teams to transplant centers and organ procurement organizations. We are focusing our initial sales and marketing efforts on leading high volume heart transplant centers in Germany, Italy, France, Spain, the United Kingdom and Austria. In the United States, we plan to focus sales and marketing efforts initially on the 20 transplant centers that we expect to participate in our clinical trial for heart transplantation.

Our sales and marketing strategy involves two key elements:

•	selling the OCS directly to customers; and

•	driving recurring sales of organ specific disposable sets that must be purchased for each transplant performed using the OCS.

We are in the process of establishing our direct sales force in the European Union. Our sales force is supported by clinical specialists, who provide training, clinical support and other services to heart transplant surgeons. We expect that our sales force in the European Union will initially consist of five sales representatives, with each representative dedicated to sales and marketing initiatives in a different member state. We anticipate that our clinical support team in the European Union will initially consist of six to seven clinical specialists who will travel to different transplant centers to provide onsite support and training. We also plan to establish a direct sales force and clinical support team to address the United States heart transplant market. We plan to use the same sales force and clinical support team to market and sell the OCS for heart and lung transplants because these procedures are typically performed by the same surgeons. Because liver and kidney transplants are typically performed by a different group of surgeons, we expect to establish a separate direct sales force and clinical support team to address the market for these organ transplants.

If we receive FDA clearance, we expect to market the OCS in the United States for use in heart transplants at a price within the range of approximately $30,000 to $35,000 for the cardiac disposable set and within the range of approximately $125,000 to $150,000 for the portable platform.

We offer each of the surgeons who participates in our clinical trials or wishes to use the OCS in clinical practice hands-on instruction at our surgical training facility in Andover, Massachusetts. Before using the OCS with a human heart, they have the opportunity to learn the procedure and practice it using porcine hearts. We plan to build on these relationships through the onsite presence of our clinical support personnel who provide training and support at hospitals that use the OCS in transplantation. We also conduct clinical user group meetings approximately once every eight to ten weeks, where OCS users share their experiences, communicate best practices and discuss challenges and opportunities for additional clinical applications. As of October 31, 2007, we had trained 41 surgeons from the United States and the European Union to perform heart transplants using the OCS and had conducted eleven clinical user group meetings. We also plan to share with these surgeons the data that we are collecting in our PROTECT-II patient registry.

We plan to support clinical and economic research efforts to illustrate the advantages and potential benefits of the OCS for hospitals and government and other third party payors. For example, we supported two studies by researchers at Saint Louis University that were presented at the 27th Annual Meeting of the International Society for Heart & Lung Transplantation held on April 25, 2007.

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Heart transplant is a desirable medical intervention. The researchers modeled the potential life-saving benefit of heart transplantation using survival data from the OPTN heart registry of 19,913 patients listed since 2000. They combined detailed cost data from 259 transplant hospitalizations performed at eight transplant centers with additional data from the literature. They calculated the present value of expected health care costs over the 20 years following heart transplantation as approximately $438,000, offset by health care costs avoided of approximately $410,000, resulting in an incremental cost of approximately $28,000 to produce 7.1 additional quality adjusted life years, or QALY. They noted that this approximately $4,000 incremental cost for each additional QALY compares favorably with other interventions, such as $12,000 for each QALY derived from ACE inhibitor therapy after a heart attack, $80,000 for each QALY derived from public defibrillators for cardiopulmonary arrest and $800,000 for each QALY derived from a left ventricular assist device, or LVAD, as destination therapy. The researchers concluded that investing $500,000 for each additional heart transplanted may be reasonable. They further concluded that, based on the incremental cost of additional quality adjusted life years, expanding the supply of hearts for transplant ranks among the most socially desirable of medical interventions.

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Reduced ischemic time increases life expectancy. In the second study, these researchers used publicly available data to calculate the potential benefit of reducing ischemic time to one hour. They found that for each hour increase in ischemic time, the length of hospitalization following transplant increased by 1.4 days and the risk of in-patient death increased by 27%. The estimated benefit of reducing ischemic time to one hour ranged from an additional 0.7 life years for transplants involving one to two hours of ischemia to 2.5 life years for transplants involving five or more hours of ischemia. Overall, based on this analysis, the life years expected from transplants completed in the United States in 2004 would have increased by 9.8%, had ischemic time been reduced to one hour for all transplants.

Manufacturing

We have designed and developed all elements of the OCS, including the portable platform, cardiac perfusion module, solution set and accessories. We outsource the manufacturing of most of the components of the OCS to contract manufacturers and perform final assembly and testing ourselves. To date, our manufacturing efforts have been directed at supplying the OCS for use in our clinical trial programs and for commercial sale in the European Union for heart transplants.

We purchase from our third party suppliers components manufactured according to our designs and specifications. We also purchase generally available materials. The solution set is manufactured for us by a third party in accordance with our specifications. We purchase almost all of the components of the OCS from single source suppliers and, in a few cases, sole source suppliers. We believe that we could obtain these components from alternate suppliers, though in many cases we have not yet qualified alternate suppliers. We do not carry a significant inventory of most components used in our products. Most of our suppliers have no contractual obligations to supply us with, and we are not contractually obligated to purchase from them, any of the components used in the OCS. We have an agreement with Novalung GmbH under which Novalung agreed to supply us with a pulmonary gas exchange device that we incorporate into the OCS. The initial term of the agreement expires in January 2012. We are obligated to use the Novalung device as the exclusive third party gas exchange device in the OCS during the term of the agreement. We are obligated to buy a minimum number of units of the gas exchange device for an aggregate purchase price of €285,000 in each of 2007 and 2008 and a minimum number of units for years 2009 through 2011 based on forecasts that we provide to Novalung in accordance with the agreement. If we fail to purchase such quantities, Novalung may terminate the OEM agreement immediately.

We perform final assembly and testing of the OCS at our facility in Andover, Massachusetts. Our Andover manufacturing facility includes a Class 10,000 level clean room where we assemble the perfusion modules. Our manufacturing facility was inspected in connection with a European regulatory agency audit in 2006. We were found to be in compliance with the requirements of ISO 13485 and received formal certification from our ISO registrar. We obtained the CE Mark for the use of the OCS in the European Union for heart transplantation in September 2006. We obtained a certificate of inclusion of a medical device on the Australian Register of Therapeutic Goods from the Australian government for the OCS in October 2007.

Our quality assurance personnel are responsible for inspection, measurement, test, analysis and improvement processes applicable to medical devices and accessories that are manufactured and distributed with clearance or approval by the FDA or are able to bear the CE Mark.

Research and Development

We have assembled an experienced team of clinicians, surgeons, scientists and engineers with expertise in biology, chemistry, mechanical and electrical engineering, software, control algorithms, systems integration and disposable device design. As of September 30, 2007, we had 41 employees engaged in research and development, engineering, clinical development and regulatory affairs.

Our current research and development efforts are focused on:

•	designing proprietary, single use disposable sets for use with lungs, livers and kidneys; and

•	enhancing the capabilities and manufacturability of the OCS through ongoing product and clinical development.

Our clinical development personnel have significant clinical knowledge and expertise, including general medical and surgical training at academic medical institutions. Our clinical development personnel are responsible for the design and on-site support of our ongoing clinical trials.

Intellectual Property

Patents and Trade Secrets

We rely on a combination of patent, trademark, copyright, trade secret and other intellectual property laws, nondisclosure and assignment of inventions agreements and other measures to protect our intellectual property. Our patent portfolio includes patents and patent applications that we own or license from third parties.

As of September 30, 2007, our patent portfolio consisted of 42 issued patents and pending patent applications that are either owned by us or licensed from The Department of Veterans Affairs, or VA. The patents and patent applications licensed from the VA include three issued United States patents, 17 issued international patents, one pending United States patent application and two pending international patent applications. The issued United States patents licensed from the VA expire in 2017 and the corresponding issued international patents expire in 2018. The international patent application licensed from the VA issued in 16 European countries and Australia, and is currently pending in Japan and Canada. The VA patents include claims directed to systems, methods and solutions for warm, blood-based, ex-vivo organ maintenance.

Our patent portfolio includes 12 pending United States and seven pending international patent applications that we own. Any patents that issue from our pending patent applications would expire between 2023 and 2027. The United States and international pending patent applications that we own include claims directed to the following features of, and methods enabled by, the OCS:

•	a multiple-use organ care system;

•	the combination of a reusable organ care system with a single use perfusion module;

•	the single use perfusion module;

•	the organ chamber;

•	the blood warmer;

•	the pumping mechanism;

•	the chemical solutions;

•	methods of organ maintenance outside of the body;

•	organ therapy outside of the body;

•	organ evaluation outside of the body, including through serial lactate measurements;

•	methods and perfusion modules for ex-vivo lung maintenance; and

•	electrocardiogram and defibrillation electrodes.

We intend to build on our existing patent portfolio and believe that our approach with respect to our pending patent applications will enable us to file additional patent applications directed to the commercialization of the OCS for lung, liver and kidney transplants. We license from Terumo Cardiovascular Systems Corporation additional patents covering the cannula that we use to connect the organ being transported to the OCS. This license extends through the expiration of the last to expire of the licensed patents, which is currently expected to occur in 2014. Under the terms of this license, we agreed to pay the licensor a royalty on net sales of licensed products. We do not have any minimum royalty obligation in connection with this license. Either party can terminate this license in the event of the other party’s noncompliance with any material term or condition of the agreement if the non-compliance remains uncured 60 days after written notice of such non-compliance is given. We have the right to terminate the license at any time upon 30 days’ notice to the licensor. We believe that we could readily arrange for a replacement cannula if this license were terminated.

We have a policy that requires each of our employees and consultants to enter into a nondisclosure and assignment of inventions agreement prohibiting the disclosure or unauthorized use of our confidential or proprietary information and providing for the assignment to us of inventions and discoveries conceived or developed during his or her service to us relating to our business.

Department of Veterans Affairs License

In August 2002, we entered into a license agreement with the VA under which the VA granted us an exclusive, worldwide license under specified patents to make, use, sell and import perfusion apparatuses for our portable organ preservation systems and disposable perfusion modules for use in these apparatuses and a non-exclusive, worldwide license to make, use, sell and import solutions for use in or with those systems. As of September 30, 2007, our license rights under the VA patents included 20 issued United States and international patents and patent applications pending in the United States, Canada and Japan. Dr. Hassanein, our CEO and founder, is a co-inventor on all of these patents. During his cardiac surgery research fellowship at West Roxbury VA Medical Center prior to founding TransMedics, Dr. Hassanein performed much of the research and other work that resulted in the inventions and claims that subsequently became the subject of patents and patent applications currently held by the VA. Our rights under the license agreement will continue until 2018, the expiration of the last to expire of the licensed patents. Our license includes the right to grant sublicenses, subject to approval by the VA and other restrictions, and is subject to the United States government’s right to practice the licensed patents on its own behalf without payment of a royalty and an obligation to grant certain sublicenses as necessary to fulfill public health, welfare and safety needs. During its term, our license agreement with the VA also requires us to make our products covered by the licensed patents available to the public on reasonable terms and to provide the United States government such products at the lowest price.

In consideration of licenses granted by the VA, we paid a one-time milestone payment to the VA of $65,000 in 2006 and have agreed to pay royalties during the term of our license, based on the net sales of each product covered by a licensed patent, subject to a minimum payment for total sales of such product during each of the first five years after the first commercial sale of such a product. Our license agreement with the VA provides that so long as our license remains exclusive, we have the first right to amend, prosecute and maintain the licensed patents at our own expense, and, subject to prior written approval of the United States Department of Justice or, if required by law, jointly with the VA, the first right to enforce the licensed patents with respect to infringement relating to perfusion apparatuses. Our license agreement with the VA can be terminated by us or the VA only if the other party fails to cure its material breach within a specified period after receiving notice of such breach.

Competition

The markets for medical devices are intensely competitive and generally are characterized by rapid technological advances, frequent new product introductions, evolving industry standards and price erosion. Demand for the OCS may be affected by competitive pressures resulting from technological advances and scientific, medical and engineering innovation. These competitive pressures arise both from alternative organ preservation and transport systems, as well as from procedures and therapies that avoid the need for transplants altogether. Many of the companies against which we compete or that offer products, procedures or therapies that may limit the demand for organ transplantation have significantly greater financial resources, human resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do.

We are not aware of any other system that is under development or commercially available for the transport of organs that uses warm blood perfusion. However, the OCS competes with organ preservation methods based on different approaches that are used in transplantation. These competing approaches include:

•

static preservation, which involves placing the organ in a plastic bag in an insulated box with ice after it has been filled with or immersed in a cold preservation solution, such as ViaSpan, which is distributed by Barr Labs, Celsior, which is manufactured by Genzyme, or Perfadex lung preservation solution, which is manufactured by Vitrolife; and

•

cold machine perfusion systems, which pump cold preservation solution through an organ and have only been cleared by the FDA for the transport of kidneys, such as the FDA-cleared systems marketed by Organ Recovery Systems and Waters Medical Systems, a subsidiary of Zareba Systems, Inc., or system under development by Organ Transport Systems.

Although we expect that the cost of the OCS will significantly exceed the direct cost of conventional preservation techniques, such as using a cold preservation solution, ice, a plastic bag and an insulated box, we believe that the OCS will compete favorably because of its ability to potentially:

•	improve patient outcomes;

•	improve the utilization of donor organs;

•	expand the pool of potential donors; and

•	lower the total cost of treatment.

A broad range of medical device, pharmaceutical and biotechnology companies offer products, procedures and therapies that have the potential to limit the demand for organ transplantation. Companies within this group vary depending on the type of organ. For patients suffering from heart failure, these products, procedures and therapies include:

•	ventricular assist devices, such as those offered by Abiomed, Thoratec and World Heart;

•	cardiac rhythm management products, such as pacemakers and implantable cardioverter defibrillators offered by Boston Scientific, Medtronic and St. Jude;

•	total artificial hearts, such as those offered by Abiomed and Syncardia;

•	drugs that affect the force of muscular contractions of the heart, such as those marketed by Bayer, Novartis and Wyeth; and

•	surgical procedures, such as mitral valve repair, coronary bypass grafting and surgical ventricular restoration.

New therapies for chronic obstructive pulmonary disease, which includes emphysema and chronic bronchitis, could limit the demand for lung transplants. Improved treatments for chronic diseases or conditions affecting the liver as well as efforts to develop artificial livers could limit the need for liver transplants. For kidney transplants, we face competitive pressures from both other systems for organ preservation and transport and improved methods of dialysis treatment, which represents the main current alternative to kidney transplantation.

Third Party Reimbursement

In the United States and most member states of the European Union, a significant portion of a patient’s medical expenses is covered by third party payors. In many countries, including the United States, the third party payors consist of both government funded insurance programs and private insurance programs. No uniform policy of coverage or reimbursement for medical technology exists among these payors. Therefore, the scope and level of coverage and reimbursement can differ significantly among payors. We expect that the sales volume and selling price of the OCS for heart and other organ transplants will be influenced significantly by the availability of reimbursement from governments and other third party payors.

Reimbursement in the European Union for devices used in transplantation, such as the OCS, and for transplant procedures is determined individually by each member state, and in some cases by regions within a state. Where they are subject to reimbursement, these devices and procedures are generally paid for by national insurance and in some cases by private insurers or by both national insurance and private insurers. The government or private insurers that fund hospitals under existing transplant payment systems provide reimbursement for costs reasonably incurred by the hospitals in the treatment of their patients. Depending on how broadly these policies are interpreted and applied by the relevant regulatory authorities in different regions and among member states, hospitals may obtain reimbursement for the cost of performing an organ transplant, which may or may not include the purchase of the OCS. If national insurance or private insurers outside of the United States do not adequately reimburse hospitals for the cost of the OCS and additional disposable sets, sales of the OCS will be limited.

Payment for patient care in the United States is generally made by third party payors, including private insurers and government insurance programs, such as Medicare and Medicaid. Medicare and Medicaid beneficiaries comprise approximately 38% of the heart transplant patients for which we expect the OCS would be used if we receive marketing clearance. The Medicare program, the largest payor in the United States, is a federal governmental health insurance program administered by the Centers for Medicare and Medicaid Services, or CMS, and covers certain medical care expenses for eligible elderly and disabled individuals and individuals with end stage renal disease. CMS reported that, as of June 22, 2007, 96 institutions qualified as Medicare approved adult heart transplant centers in the United States. Even though less than 15% of heart, lung, liver and kidney transplant recipients qualify for Medicare based solely on their age, many additional patients are covered by Medicare as a result of disability. We expect Medicare’s coverage and payment policies to have a significant effect on our business.

Within transplant medicine in general, and organ acquisition in particular, unique payment mechanisms exist in the United States and some foreign countries due to the importance and challenging logistics of transplantation compared to other therapies. Medicare generally reimburses the facilities in which the procedures are performed based upon prospectively determined amounts. For hospital inpatient treatment, the prospective payment generally is determined by the patient’s condition and other patient data and procedures performed during the patient’s hospital stay, using a classification system known as Medicare severity diagnosis-related groups, or MS-DRGs. Prospective rates are adjusted for, among other things, regional differences, co-morbidity and complications. Because prospective payments are based on predetermined rates and may be less than a hospital’s actual costs in furnishing care, hospitals have incentives to lower their inpatient operating costs by utilizing products, devices and supplies that will reduce the length of patients’ hospital stays, decrease labor or otherwise lower their costs. The national average Medicare hospital reimbursement rate for heart transplant procedures is approximately $114,649 for cases in which there are major complications or co-morbidities, and is approximately $80,727 for cases in which there are no major complications or co-morbidities, although either amount can vary substantially by geographical region and facility.

In addition to these MS-DRG payments, Medicare reimburses transplant centers for organ acquisition costs, which are considered “pass-through” costs from the prospective payment system, and are not based on diagnosis related group payments. Pass-through organ acquisition costs include services required for the acquisition of an organ, such as tissue typing, organ preservation, transport of organs, donor evaluation and other acquisition costs. The separate payments for these costs are determined on a reasonable cost basis established through the hospital’s Medicare cost report. According to estimates from Milliman Research, in 2005 in the United States the estimated average procurement costs for a heart transplant was $74,400 and for a double lung transplant was $83,400. We believe that the costs incurred by hospitals for both the OCS platform and organ specific disposable sets will be classified as organ acquisition costs for which Medicare will provide additional reimbursement. However, Medicare does not reimburse for items determined not to be reasonable and necessary for diagnosis or treatment of an illness or injury. CMS and Medicare contractors have substantial discretion in determining whether the OCS is reasonable and necessary in this context. Either CMS or a Medicare contractor might determine that Medicare will not cover and reimburse for the cost of the OCS in the absence of reliable clinical data evidencing the benefits to patients of the use of the OCS. The data we collect from our ongoing and planned clinical studies and patient registry may not be sufficient for this purpose in a coverage determination by CMS or a Medicare contractor. Accordingly, Medicare might not reimburse hospitals for all or a portion of the cost of the OCS. We believe that private insurers and other public insurers in the United States generally will follow the coverage and payment policies of Medicare.

Government Regulation

The OCS is a medical device subject to extensive and ongoing regulation by the United States Food and Drug Administration, or FDA, and regulatory bodies in other countries.

FDA Regulation

The FDA regulates medical devices under the authority of the Federal Food, Drug, and Cosmetic Act, or FFDCA, and the regulations promulgated under the FFDCA. The FFDCA and the implementing regulations govern, among other things, the following activities relating to medical devices: premarket review and approval or clearance of marketing applications, preclinical and clinical testing, design, manufacture, safety, efficacy, labeling, storage, record keeping, sales and distribution, post-market adverse event reporting, and advertising and promotion.

The OCS is classified under the statutory framework described in the FFDCA. This framework is a risk-based system that classifies medical devices into three classes from lowest risk, or Class I, to highest risk, or Class III. In general, Class I and II devices are either exempt from the need for FDA premarket clearance or require premarket clearance through a premarket notification, or 510(k), requesting permission for commercial distribution. Class II devices may be subject to special controls such as performance standards and FDA guidelines that are not applied to Class I devices. Class III devices require FDA approval of a premarket approval application, or PMA, prior to commercial distribution. Devices may be placed in Class III if they are life sustaining, life supporting or implantable devices, or are new devices deemed not substantially equivalent to a Class I or Class II device that has been previously cleared under a 510(k) process or to a preamendment Class III device, such as a device in commercial distribution before May 28, 1976, for which the FDA has not yet called for PMAs. We believe that the FDA will designate the OCS as a Class II device. However, the FDA might not agree with us and designate the OCS as a Class III device.

If data from a clinical trial conducted in the United States are required to support one of our marketing applications, generally, an application for an IDE will need to be assembled and submitted to the FDA if the study presents a significant risk to subjects. The FDA reviews and must approve an IDE before a study may begin in the United States. In addition, the study must be approved by an Institutional Review Board, or IRB, for each clinical site. When all approvals are obtained, the study may be initiated to evaluate the device. The FDA, the IRB or the study sponsor may suspend a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable health risk. All clinical studies of investigational devices must be conducted in compliance with the FDA’s extensive requirements. During a study, we are required to comply with the FDA’s IDE requirements for investigator selection, trial monitoring, reporting, record keeping and prohibitions on the promotion of investigational devices or making safety or efficacy claims for them. The investigators must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices and comply with all reporting and record keeping requirements. Following completion of a study, we would need to collect, analyze and present the data in an appropriate submission to the FDA, either in the form of a 510(k) premarket notification or a PMA.

We intend to seek 510(k) clearance to market the OCS for use in heart transplantation. In the 510(k) process, the FDA reviews a premarket notification and determines whether a proposed device is “substantially equivalent” to a “predicate device,” which is a Class I or Class II device previously cleared under 510(k) or a preamendment Class III device for which the FDA has not yet called for a PMA. In making this determination, the FDA compares the proposed device to the predicate device. If the two devices have the same intended use and sufficiently similar indications for use and technological features, the device may be cleared for marketing. We believe that the primary predicate device for use of the OCS for transplantation will be a renal preservation system.

The FDA’s 510(k) clearance process may take from six to 12 months, but can take longer and clearance is never guaranteed. In reviewing a premarket notification, the FDA may request additional information, including clinical data. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness or that would constitute a major change in its intended use requires a new 510(k) clearance or could require PMA approval. The FDA requires each manufacturer to make this determination in the first instance, but the agency can review any such decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to seek 510(k) clearance or PMA approval. The FDA also can require the manufacturer to cease marketing and recall the modified device until 510(k) clearance or PMA approval is obtained. Also, the manufacturer may be subject to significant regulatory fines or penalties. We believe that we will need to obtain a new 510(k) clearance for the use of the OCS for each type of organ for which the device will be marketed. However, the FDA may determine that we are not eligible to seek clearance of the OCS using the 510(k) process.

The PMA approval pathway requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. The PMA approval pathway is much more costly, lengthy and uncertain than the 510(k) process. In the PMA process, the FDA examines extensive and detailed data relating to the safety and effectiveness of the device. This information includes design, development, manufacture, labeling, advertising, preclinical testing and clinical study data. Prior to approving the PMA, the FDA will conduct a preapproval inspection of the manufacturing facilities and the clinical sites where the supporting study was conducted. The facility inspection evaluates a company’s compliance with the Quality System Regulation, or QSR, which imposes elaborate testing, control, documentation and other quality assurance procedures in the manufacturing process. An inspection of clinical sites evaluates compliance with the IDE requirements. If the FDA’s evaluation is favorable, the PMA is approved, and the device may be marketed in the United States for the indications approved by the FDA, which may be more limited than those originally sought. The FDA may approve the PMA with postapproval conditions intended to ensure the safety and effectiveness of the device including, among other things, restrictions on labeling, promotion, sale and distribution. Failure to comply with the conditions of approval can result in material adverse enforcement action, including the loss or withdrawal of the approval. Even after approval of a PMA, a new PMA or PMA supplement is required in the event of a significant modification to the device, its labeling or its manufacturing process. Supplements to a PMA often require the submission of the same type of information required for an original PMA, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original PMA.

The FDA has not approved the marketing of the OCS for any use. We are conducting a clinical feasibility trial of the OCS for the maintenance of donor hearts during transplant under an IDE, which was conditionally approved by the FDA in July 2006 and fully approved in February 2007. The primary endpoint of the clinical feasibility phase of the trial is seven-day patient survival after transplantation without a subsequent transplant and without the use of a mechanical circulatory assist device. In November 2007, we filed an IDE supplement with the FDA requesting approval to expand the study into a pivotal trial involving approximately 100 to 150 additional patients. We expect to seek 510(k) clearance in the second half of 2008 to market the OCS in the United States for use in heart transplantation. This expectation assumes that the FDA will be satisfied with short-term data collected on 20 patients in the clinical feasibility phase and an additional approximately 100 patients in the pivotal trial. If the FDA requires us to submit a PMA or study additional patients, and especially if the FDA requires us to collect longer term outcome data, the date of our projected clearance, if any, will be delayed significantly.

After a device, such as the OCS, is placed on the market, regardless of the classification or premarket pathway, significant regulatory requirements apply. These include:

•	establishment registration and device listing with the FDA;

•

ongoing compliance with the QSR, which requires manufacturers, including third party or contract manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of manufacturing;

•	labeling regulations and prohibitions against the promotion of products for uncleared, unapproved or off-label uses, and other requirements related to promotional activities;

•

medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury, if the malfunction were to recur;

•

corrections and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if such actions are undertaken to reduce a risk to health posed by the device or to remedy a violation of the FFDCA that may present a risk to health; and

•

significant additional obligations applicable to a Class III device that the FDA may impose in its conditions of approval, including submission of annual PMA reports and the conduct of post-market studies, if applicable.

We are also subject to FDA inspection and marketing surveillance to determine our compliance with regulatory requirements. Furthermore, later discovery of previously unknown problems with the OCS, including unanticipated adverse events or adverse events of unexpected or increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including withdrawal of the product from the market or voluntary or mandatory recalls. Non-compliance with applicable FDA requirements can result in, among other things:

•	public warning letters;

•	fines and civil or criminal penalties;

•	injunctions preventing us from manufacturing or selling our products;

•	civil or criminal charges;

•	delays in the clearance or approval of our products;

•	recalls, detention or seizure of our products;

•	total or partial suspension of production; and

•	withdrawals or denials of marketing approvals or clearances for our products.

The FDA also has the authority to request repair, replacement or refund of the cost of any device that we manufacture or distribute. Defects could arise from our internal manufacturing process or from actions of our component suppliers that are beyond our control. In the event that one of our suppliers fails to comply with our quality requirements, we may need to qualify a new supplier and could experience manufacturing delays as a result.

In addition to FDA requirements and regulations, we and our products are subject to a variety of state and local laws in those jurisdictions where we expect our products will be marketed, and federal, state and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances.

Recent Legislation

On September 27, 2007, President Bush signed into law the Food and Drug Administration Amendments Act of 2007, or FDAAA. The new legislation grants significant new powers to the FDA and imposes new obligations and requirements on both the FDA and FDA-regulated industries, including the medical device industry. In particular, it reauthorizes the FDA to collect medical device user fees and amends the existing user fee program by, among other things, reducing device application fees and imposing new fees, including a new annual establishment registration fee. In addition, the new law authorizes the FDA to establish a unique medical device identification system and expands the federal government’s clinical trial registry and results databank to include, among other things, information on medical device clinical trials. The FDAAA also provides new incentives to promote the development of pediatric medical devices and expands the FDA’s authority over post-market surveillance by, among other things, authorizing the agency to order post-market surveillance in pediatric patients as a condition to approval or clearance of a device, regardless of whether approval or clearance is sought in pediatric populations. While the FDAAA will undoubtedly have a significant effect on the medical device industry, the extent of that effect is not yet known. As regulations, guidance and interpretations are issued by the FDA relating to the new legislation, its impact on the industry, as well as our business, will become clearer.

International Regulation

In order for us to market the OCS in countries outside the United States, we must obtain regulatory approvals and comply with extensive safety and quality regulations in those countries. These regulations, including the requirements for approval or clearance and the time required for regulatory review, vary from country to country. Failure to obtain regulatory approval in any foreign country in which we plan to market our products may harm our ability to generate revenue and harm our business.

The primary regulatory environment in Western Europe is that of the European Union, which consists of 27 member states encompassing most of the major countries in Western Europe. The European Union law governing the CE Marking of devices such as the OCS is Council Directive 93/42/EEC of 14 June 1993 concerning medical devices, as amended, or the Medical Device Directive. Because this European Union legislation is in the form of a directive, the member states are each required to adopt national legislation making the provisions of the Medical Device Directive part of their national law. The Medical Device Directive requires that manufacturers of medical device products demonstrate the right to affix a Conformité Européenne, or CE Mark, to their products before selling them in member states of the European Union. The CE Mark is an international symbol of adherence to quality assurance standards and compliance with applicable European Union legislation. Medical devices are characterized by class in the European Union. Manufacturers of Class I devices affix the CE Mark to their devices following a self-assessment process. However, in order to obtain the right to affix the CE Mark to products in Classes IIa, IIb and III, a manufacturer must obtain confirmation from a notified body that its processes meet certain European quality standards and comply with various obligations relating to medical devices regulating their design, manufacture, clinical trials, labeling and adverse event reporting. The OCS is a Class IIb device. Compliance with the requirements of the Medical Device Directive and related European Union and national laws and regulations, as confirmed by a recognized European Notified Body, permits the manufacturer to affix the CE Mark to its products and commercially distribute those products throughout the European Union. Although all member states of the European Union must respect the provisions of the European Union legislation governing medical devices, most countries impose additional national legal and regulatory obligations that also must be observed.

The Medical Device Directive addresses requirements for handling adverse events. This legislation is supplemented by laws adopted at national level in member states of the European Union. Post-market surveillance of medical devices in the European Union is generally conducted on a country-by-country basis. However, the Medical Device Directive sets forth some specific requirements for reporting adverse events. The Medical Device Vigilance System Guidelines provide direction on how to fulfill these requirements. The European Database on Medical Devices, or EUDAMED, is the newly established mechanism by which adverse event reporting is managed and monitored in the European Union between European Community institutions and the national authorities of the member states of the European Union.

Since September 2006, we have been able to affix the CE Mark to the OCS, including the portable platform and cardiac disposable set, for use in heart transplantation. Our ability to use the CE Mark is valid for a period of five years and renewable thereafter on application. If we modify the OCS platform or cardiac disposable set and as we develop new uses of the OCS in the future, such as for lung, liver or kidney transplantation, we will need to take steps to affix the CE Mark to the OCS for each modification and new use. We will be subject to regulatory audits, currently conducted annually, in order to maintain our ability to affix the CE Mark for the uses already demonstrated and to be able to affix the CE Mark for new uses. We may not be able to demonstrate the right to affix the CE Mark to new or modified products or for new uses of the OCS. In addition, we may not be able to continue to meet the quality and safety standards required to maintain the CE Marks that we have already received. If we are unable to maintain our ability to affix the CE Mark to the OCS or to renew the CE Mark upon its expiration, we will no longer be able to sell the OCS in member states of the European Union.

We expect to evaluate regulatory approval for our products in other foreign countries on an opportunistic basis. For example, we recently applied for and obtained a certificate of inclusion of a medical device on the Australian Register of Therapeutic Goods from the Australian government for the OCS, which allows us to market and sell the OCS in Australia.

Manufacturing Compliance

As a manufacturer of medical devices, we must comply with a variety of extensive regulatory requirements of the FDA and European Union authorities. We believe our manufacturing facilities operate under processes designed to meet the FDA’s requirements under the QSR, which governs the methods used in, and the facilities and controls used for, the design, testing, manufacture, control, quality assurance, installation, servicing, labeling, packaging, storage and shipping of medical devices. The FDA enforces the QSR through unannounced inspections. To date, the FDA has not inspected our manufacturing facility for regulatory compliance and we might not pass any such inspection. Our existing facility passed a European regulatory agency audit in September 2006. If we fail to achieve compliance with the FDA requirements or maintain quality standards, we may be required to cease all or part of our manufacturing operations until we can demonstrate that appropriate steps have been taken to comply with such requirements and standards. If we or our suppliers are unable to satisfy the applicable regulatory requirements, we may be subject to, among other things, fines, product recalls, and civil or criminal penalties, any of which could significantly disrupt or permanently damage our business.

In addition, sales in foreign countries of medical devices manufactured in the United States that are not approved or cleared by the FDA for use in the United States, or are banned or deviate from lawful performance standards, are subject to FDA export requirements. Before exporting such products to a foreign country, we must first comply with the FDA’s regulatory procedures for exporting unapproved or uncleared devices, unless the products are covered by an approved IDE in the United States. We must also confirm that the reasons for any failure to obtain approval in the United States do not result in a prohibition on sales of the OCS in a foreign country.

Anti-Kickback Statute and Federal False Claims Act

The federal healthcare programs Anti-Kickback Statute prohibits the knowing and willful offer or payment of remuneration, directly or indirectly, to induce someone either to refer a patient or to purchase, lease, order, or arrange for or recommend the purchase, lease, or order of any good or service, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. The statute also prohibits the solicitation or receipt of such remuneration. Remuneration has been interpreted broadly to include anything of value, such as gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash and waivers of payments. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals or otherwise generate business involving goods or services reimbursed in whole or in part under federal healthcare programs, the statute has been violated. Penalties for violations include criminal penalties and civil sanctions, such as fines, imprisonment and exclusion from Medicare, Medicaid and other federal healthcare programs. In addition, some violations of the Anti-Kickback Statute also may be treated by enforcement agencies as violations of the federal False Claims Act, which is discussed below.

Many states have adopted laws similar to the Anti-Kickback Statute. Some of these state prohibitions apply to referrals of patients, or purchases, orders, and recommendations of healthcare items or services reimbursed by any source, not only federal healthcare programs.

Government officials have focused their recent enforcement efforts on, among other things, the sales and marketing activities of healthcare companies, and have brought cases against companies and individuals who allegedly offered unlawful inducements to potential or existing customers where one purpose was to procure or reward their business. Settlements of these cases have involved significant fines and penalties and in some cases criminal pleas. Although we seek to structure our arrangements in compliance with the anti-kickback laws and regulations, these laws are broadly written and interpreted, and it is often difficult to determine how these laws will be applied in specific circumstances. The government or other third parties might not interpret these laws similarly and might assert that we fail to comply.

Another trend affecting the healthcare industry is the increased use of the federal False Claims Act and, in particular, actions under the False Claims Act’s “whistleblower” or “qui tam” provisions. Those provisions allow a private individual to bring an action on behalf of the government alleging that the defendant has submitted, or caused the submission of, false or fraudulent claims to the federal government. In recent years, the number of suits brought against healthcare companies under the False Claims Act has increased dramatically. In addition, various states have enacted laws modeled after the False Claims Act.

Financial recoveries under the False Claims Act can be substantial, including up to three times the actual damages sustained by the government, plus civil penalties of $5,500 to $11,000 for each separate false claim. There are many potential bases for liability under the False Claims Act. Liability arises, primarily, when an entity knowingly submits, or causes another to submit, a false or fraudulent claim for reimbursement to the federal government. The False Claims Act has been used to assert liability on the basis of inadequate care, improper referrals, and improper use of relevant diagnosis or procedure codes in billing, including a vendor’s recommendation of improper codes to healthcare facilities or professionals, in addition to the more traditional allegations involving misrepresentations with respect to the services rendered. Companies also have been found liable under the False Claims Act in connection with alleged promotion of products for uses not approved by the FDA, called off-label promotion. We are unable to predict whether we could be subject to actions under the False Claims Act, or the impact of any such actions. However, the cost of defending actions brought under the False Claims Act, even if defended successfully, as well as potential sanctions imposed under the Act or potential settlements, could significantly affect our financial performance.

The national legislation of other countries in which we do business also includes provisions prohibiting kickbacks and inducements to healthcare professionals to purchase devices or to encourage others to do so. We will be bound by these provisions when marketing the OCS in these countries. We also will be bound by the provisions of the Foreign Corrupt Practices Act, or FCPA, which makes it unlawful to bribe foreign government officials to obtain or retain business. Violations of the FCPA can result in criminal and civil sanctions.

Health Insurance Portability and Accountability Act of 1996

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government-sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statements or representations in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

In addition to creating two new federal healthcare crimes, HIPAA also established uniform standards governing the conduct of some electronic healthcare transactions and protecting the security and privacy of individually identifiable health information maintained or transmitted by health plans, healthcare clearinghouses, and some healthcare providers, who we refer to collectively as the HIPAA covered entities. Although we believe we are not a covered entity and therefore do not need to comply with these standards, we expect that our customers generally will be covered entities and may ask us to comply with certain aspects of these standards. While the government intended this legislation to reduce administrative expenses and burdens for the healthcare industry, our compliance with certain provisions of these standards may entail significant costs for us. If we fail to comply with these standards, we could be subject to criminal penalties. In addition to federal regulations issued under HIPAA, some states have enacted privacy and security statutes or regulations, which in some cases, are more stringent than those issued under HIPAA, by for example providing enhanced restrictions on the use and disclosure of health information and providing greater privacy rights to individuals. In those cases, it may be necessary to modify our planned operations and procedures to comply with the more stringent state laws. If we fail to comply with applicable state laws and regulations, we could be subject to additional sanctions.

Certificate of Need Laws

In a substantial number of states, a certificate of need or similar regulatory approval is required prior to the acquisition of high-cost capital items or various types of advanced medical equipment. Most states with certificate of need laws set monetary thresholds for determining whether an approval is necessary for a healthcare facility’s purchase of capital equipment. Currently, we are not aware of any states in which the purchase of one or even two OCS devices would trigger such an approval requirement. However, it is possible that a change in state law or in our pricing structure potentially could trigger this type of approval requirement in the future.

Employees

As of September 30, 2007, we had 93 employees, of whom 41 employees were engaged in research and development, clinical and regulatory activities, 31 were engaged in manufacturing and quality assurance activities, eight were engaged in sales and marketing and the remainder were engaged in general and administrative functions. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our employee relations to be good.

Facilities

Our headquarters is located in a leased facility of approximately 42,000 square feet in Andover, Massachusetts. We also lease approximately 10,000 square feet in a nearby building for our preclinical development and surgeon training programs. The leases of these facilities expire in December 2014.

Legal Proceedings

We are not a party to any material pending legal proceedings.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age and position of each of our directors and executive officers as of October 31, 2007.

Name	Age	Position

Waleed H. Hassanein, M.D.	39	President and Chief Executive Officer and Director
Thomas H. Bishop	51	Vice President of Engineering
Christoph Elser	48	Vice President of European Operations
Tamer I. Khayal, M.D.	38	Vice President of Clinical Development
John P. Mazzola	45	Vice President of Operations
James V. Rao	40	Chief Financial Officer
Edwin M. Kania, Jr.(1)(2)	50	Chairman of the Board
José E. Almeida(3)	45	Director
J. Neal Armstrong(1)(2)	69	Director
Allan R. Ferguson(1)(3)	65	Director
Michael P. Stansky	48	Director
Richard M. van Oostrom(3)	62	Director
Sir Magdi H. Yacoub, M.D.(2)	71	Director

(1)	Member of the audit committee.
(2)	Member of the nominating and corporate governance committee.
(3)	Member of the compensation committee.

Waleed H. Hassanein, M.D., our founder, has served as our President and Chief Executive Officer and as a director since August 1998. Prior to founding TransMedics, Dr. Hassanein completed a three-year cardiac surgery research fellowship at West Roxbury VA Medical Center, a Harvard Medical School affiliate, and was a practicing surgeon at Brigham and Women’s Hospital. Prior to his post-graduate fellowship, Dr. Hassanein completed two years of general surgery residency at Georgetown University. Dr. Hassanein holds a General Certificate of Education in Human Biology with a minor in Chemistry from the University of London, and a M.D. degree from Georgetown University.

Thomas H. Bishop has served as our Vice President of Engineering since December 2006 and as our Director of Software Development and Program Manager from June 2004 to December 2006. Prior to joining TransMedics, from 1999 to June 2004, Mr. Bishop directed software development activities for Quarry Technologies, a start-up company developing high speed Internet routers. From 1997 to 1999, Mr. Bishop was Chief Engineer for patient monitoring software at Analogic Corporation and, from 1986 to 1997, held several engineering positions at Siemens Medical, including Engineering Manager responsible for development of a new generation of patient monitors. Mr. Bishop received a Bachelor of Arts in Computer Science and Economics from Denison University.

Christoph Elser has served as our Vice President of European Operations since August 2007. Prior to joining TransMedics, Mr. Elser held various positions at Baxter International Inc., a global medical products and services company, including Senior Director, International from June 2006 to August 2007, Director of BioSurgery, Europe from November 2004 to June 2006, and Director of Orthobiologic Initiative from April 2002 to November 2004. While at Baxter International, Mr. Elser’s responsibilities, which extended to the European Union, Latin America and Asia Pacific, related to sales and marketing and business development. Mr. Elser holds a Bachelor of Science in Biology from the University of Tubingen.

Tamer I. Khayal, M.D. has served as our Vice President of Clinical Development since July 2006 and as our Director of Clinical Development from 2001 to July 2006. Prior to joining TransMedics, Dr. Khayal served for six years as the Director of Clinical Affairs for Zentiva Middle East, a pharmaceutical company, where he led clinical research, regulatory filings and clinical sales training for the company’s Middle East and Africa operations. Prior to his employment in the pharmaceutical industry, Dr. Khayal was a practicing physician. Dr. Khayal received a General Certificate of Education from the University of London and a M.D. degree from Cairo University School of Medicine.

John P. Mazzola has served as our Vice President of Operations since August 2007. Prior to joining TransMedics, Mr. Mazzola held various positions at Medtronic, Inc., a medical technology company, including Senior Business Director for Medtronic Vascular Closure from December 2005 to August 2007, and Vice President for Medtronic Vascular Massachusetts Operations from July 2002 to November 2005. While at Medtronic, Mr. Mazzola was responsible for the Massachusetts multi-site operations of Medtronic’s vascular business and, more recently, for managing the operating budget of Medtronic’s vascular closure business venture, also located in Massachusetts. Mr. Mazzola holds a Bachelor of Science in Mechanical Engineering from Rutgers University.

James V. Rao has served as our Chief Financial Officer since July 2006 and as our Vice President of Finance from February 2005 until July 2006. Prior to joining TransMedics, from October 2003 to February 2005, Mr. Rao was a Director of Finance at Medtronic, Inc. From 1996 to October 2003, he held several financial positions at Philips Medical Systems, a provider of diagnostic imaging systems, healthcare information technology solutions, and patient monitoring and cardiac devices, including Finance Director for the ultrasound business unit. Mr. Rao received a Bachelor of Science in Economics from The Wharton School at the University of Pennsylvania and a Master of Business Administration from Babson College’s F.W. Olin Graduate School of Business.

Edwin M. Kania, Jr. has served as a director since January 2004. Since 2000, Mr. Kania has been a Managing Partner and the Chairman of Flagship Ventures, an entrepreneurship and venture capital firm that also manages the OneLiberty funds. Mr. Kania is also a director of Aspect Medical Systems, Inc. and EXACT Sciences Corporation. He holds a Bachelor of Science in Physics from Dartmouth College and Master of Business Administration from Harvard Business School.

José E. Almeida has served as a director since October 2007. Since October 2006, Mr. Almeida has served as President of the Medical Devices business of Covidien Ltd., a global healthcare products company known as Tyco Healthcare prior to its separation from Tyco International. From April 2004 to September 2006, Mr. Almeida served as President of Tyco Healthcare’s international business. He was the Chief Operating Officer and Executive Vice President of Greatbatch Technologies, Inc., a manufacturer of implantable medical devices, from January 2003 to April 2004. From April 1995 to December 2002, Mr. Almeida held various positions at Tyco Healthcare. Mr. Almeida received a Bachelor of Science in Mechanical Engineering from the Maua Institute of Technology in Sao Paulo, Brazil.

J. Neal Armstrong has served as a director since April 2007. Since February 2005, Mr. Armstrong has served as Vice President of Aspect Medical Systems, Inc., a developer and manufacturer of an anesthesia monitoring system. He was Vice President and Chief Financial Officer of Aspect Medical Systems, Inc. from 1996 to January 2005. Mr. Armstrong is also a director of deCODE genetics, Inc. Mr. Armstrong received a Bachelor of Business Administration and Accounting from the University of Texas and is a Certified Public Accountant.

Allan R. Ferguson has served as a director since January 2004. From 1999 to March 2007, Mr. Ferguson was Senior Vice President of 3i Corporation, where he served as a senior partner of 3i’s venture capital business. Mr. Ferguson retired from 3i Corporation and resigned from all related positions with 3i in March 2007. Mr. Ferguson is also a director of Autoimmune Inc. and Biopure Corporation. He holds a Bachelor of Science in Chemical Engineering from the University of Delaware and attended the Harvard Executive Management program.

Michael P. Stansky has served as a director since April 2007. Since 1994, Mr. Stansky has been a Managing Director of Tudor Investment Corporation, a global investment management organization. Mr. Stansky holds a Bachelor of Arts in Accounting from the University of Massachusetts and a Master of Business Administration from Harvard Business School. He is a Certified Public Accountant and a Chartered Financial Analyst.

Richard M. van Oostrom has served as a director since September 2006. From 2001 to July 2006, Mr. van Oostrom was Chairman of the Board of Guidant Europe S.A., a company that designs and develops cardiovascular medical products. Mr. van Oostrom holds a Bachelor of Science in Economics from Nijenrode University, The Netherlands, and a Master of Business Administration from the University of Texas.

Sir Magdi H. Yacoub, M.D. has served as a director since November 2004. Since 1986, Sir Magdi has been a Professor of Cardiothoracic Surgery at the National Heart & Lung Institute at Imperial College School of Medicine, Harefield Heart Science Centre in London, and since 2002, he has been a Professor of Cardiothoracic Surgery at the University of Florence in Italy. He is the founder of, and since 2001, has served as Director of Research at, The Magdi Yacoub Institute, Harefield Heart Science Centre. From 1986 to 2006, Sir Magdi also served as a Professor of Cardiothoracic Surgery at Royal Brompton & Harefield Hospitals in the United Kingdom. Sir Magdi holds a Bachelor of Medicine and Surgery from the University of Cairo and several honorary degrees.

Board Composition

Our board of directors currently consists of eight members, all of whom were elected as directors pursuant to the board composition provisions of our stockholders’ agreement among us and some of our stockholders. The board composition provisions of our stockholders’ agreement will terminate upon the closing of this offering and there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until their earlier death, resignation or removal.

In accordance with the terms of our restated certificate of incorporation and amended and restated by-laws that will become effective upon the closing of this offering, our board of directors will be divided into three classes, each of whose members will serve for staggered three-year terms. As a result, only one class of our board of directors will be elected each year from and after the closing of this offering. Upon the closing of this offering, the members of the classes will be divided as follows:

•	the class I directors will be Messrs. Ferguson and Stansky and Sir Magdi, and their term will expire at the annual meeting of stockholders to be held in 2008;

•	the class II directors will be Messrs. Almeida, Kania and van Oostrom, and their term will expire at the annual meeting of stockholders to be held in 2009; and

•	the class III directors will be Mr. Armstrong and Dr. Hassanein, and their term will expire at the annual meeting of stockholders to be held in 2010.

This classification of the board of directors may have the effect of delaying or preventing changes in our control or management.

Our restated certificate of incorporation and amended and restated by-laws that will become effective upon the closing of this offering provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

Director Independence

Under Rule 4350 of the NASDAQ Marketplace Rules, a majority of a listed company’s board of directors must be comprised of independent directors within one year of listing. In addition, NASDAQ Marketplace Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934. Under Rule 4200(a)(15) of the NASDAQ Marketplace Rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our board of directors recently undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning their background, employment and affiliations, including family relationships, our board of directors has determined that none of our non-employee directors, Messrs. Almeida, Armstrong, Ferguson, Kania, Stansky and van Oostrom and Sir Magdi, representing a majority of our directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under Rule 4200(a)(15) of the NASDAQ Marketplace Rules. Our board of directors also determined that Messrs. Armstrong, Ferguson and Kania, who comprise our audit committee, Messrs. Almeida, Ferguson and van Oostrom, who comprise our compensation committee, and Messrs. Armstrong and Kania and Sir Magdi, who comprise our nominating and corporate governance committee satisfy the independence standards for such committees established by the Securities and Exchange Commission and the NASDAQ Marketplace Rules, as applicable. In making such determination, the board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances the board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

In particular, our board of directors has determined that, although Mr. Kania falls outside the safe harbor provisions of Rule 10A-3(e)(1)(ii) under the Securities Exchange Act of 1934, Mr. Kania nevertheless meets the independence requirements contemplated by Rule 10A-3 under the Exchange Act. The safe harbor provisions of Rule 10A-3(e)(1)(ii) exempt holders of 10% or less of any class of voting securities of an issuer from being deemed to be in control of, or an affiliate of, that issuer. After this offering, Mr. Kania will beneficially own approximately     % of our outstanding common stock as a result of his position as Managing Partner and the Chairman of Flagship Ventures, which manages OneLiberty Ventures 2000, L.P. and OneLiberty Advisors Fund 2000, L.P., investors in our capital stock. Our board of directors, after considering Mr. Kania’s ownership of our outstanding common stock and his service to us solely in the capacity as a director, has determined that Mr. Kania satisfies the audit committee membership requirements established by each of the NASDAQ Marketplace Rules and the Securities and Exchange Commission rules.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee operates under a charter that has been approved by our board of directors.

Audit Committee

The members of our audit committee are Messrs. Armstrong, Ferguson and Kania. Mr. Armstrong chairs the audit committee. Our audit committee assists our board of directors in its oversight of the integrity of our financial statements, our independent registered public accounting firm’s qualifications and independence and the performance of our independent registered public accounting firm.

Our audit committee’s responsibilities include:

•	appointing, setting the compensation of, and overseeing the independence of our independent registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from our independent registered public accounting firm;

•	reviewing and discussing with management and our independent registered public accounting firm our financial statements;

•	coordinating the board’s oversight of our internal control over financial reporting, disclosure controls and procedures and code of conduct;

•	discussing our risk management policies;

•	establishing procedures for the receipt, retention and treatment of accounting or auditing related complaints and concerns;

•	meeting independently with our independent registered public accounting firm and management; and

•	preparing the audit committee report required by Securities and Exchange Commission rules.

All audit services and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee. Mr. Armstrong is our audit committee financial expert, as is currently defined in Item 407(d)(5) of Regulation S-K.

Compensation Committee

The members of our compensation committee are Messrs. Almeida, Ferguson and van Oostrom. Mr. Ferguson chairs the compensation committee. Our compensation committee oversees the discharge of the board’s responsibilities relating to the compensation of our executive officers.

Our compensation committee’s responsibilities include:

•	reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our chief executive officer and our other executive officers;

•	administering our equity incentive plans;

•	reviewing and making recommendations to the board of directors with respect to director compensation; and

•	preparing the compensation committee report required by Securities and Exchange Commission rules.

Prior to establishing a compensation committee, our full board of directors made decisions relating to the compensation of our executive officers.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Messrs. Armstrong and Kania and Sir Magdi. Mr. Kania chairs the nominating and corporate governance committee.

Our nominating and corporate governance committee’s responsibilities include:

•	identifying individuals qualified to become members of our board of directors consistent with criteria approved by the board;

•	recommending to our board of directors the persons to be nominated for election as directors and to each committee of the board;

•	overseeing an annual review by the board of directors with respect to senior executive succession planning;

•	developing and recommending to our board of directors corporate governance guidelines; and

•	overseeing an annual evaluation of our board of directors.

Compensation Committee Interlocks and Insider Participation

The members of our compensation committee during the fiscal year ended December 30, 2006 were Allan R. Ferguson and John K. Giannuzzi. Mr. Ferguson is a former Senior Vice President of 3i Corporation and senior partner of 3i’s venture capital business. Mr. Giannuzzi, who ceased to serve as a director of TransMedics in September 2007, is a Managing General Partner of Sherbrooke Capital. As described in “Certain Relationships and Related Person Transactions,” in November 2005, January 2006 and February 2006, we sold 11,360,000 shares of series C redeemable convertible preferred stock to 3i Technology Partners L.P. and 3,200,000 shares of series C redeemable convertible preferred stock to entities affiliated with Sherbrooke Capital at a price of $1.306 per share. In addition, on April 2, 2007, we sold 805,323 shares of series D redeemable convertible preferred stock to 3i Technology Partners L.P. and 318,736 shares of series D redeemable convertible preferred stock to entities affiliated with Sherbrooke Capital at a price of $1.86 per share.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.transmedics.com.

Director Compensation

Each of our non-employee directors are reimbursed for reasonable travel and other expenses incurred in connection with attending our board and committee meetings. Prior to the adoption of our director compensation policy in October 2007, we did not pay our directors any cash compensation for service on our board other than Sir Magdi. Sir Magdi receives an annual payment of $50,000, payable in two equal installments pursuant to a letter agreement dated December 6, 2004 between us and Sir Magdi, which will terminate on December 31, 2007. Sir Magdi executed an assignment of inventions agreement, dated December 16, 2004, whereby he assigned to us all inventions and intellectual property rights conceived, designed or developed by him, independently or jointly with others, in the course of performing services for us, or thereafter if resulting or directly derived from our proprietary information. In addition, Sir Magdi agreed not to disclose to others, or use for his benefit or the benefit of others, any of our proprietary information or inventions without our prior written consent.

We have granted options to purchase shares of our common stock under our 2004 stock incentive plan to some of our non-employee directors. The following table sets forth information regarding compensation earned by two of our non-employee directors during the fiscal year ended December 30, 2006, who were the only non-employee directors who received compensation for service on our board of directors during 2006. Our president and chief executive officer did not receive any compensation in connection with his service as a director in 2006.

Director Compensation for Fiscal Year 2006

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)		Total ($)
Richard M. van Oostrom	—	5,847	(1)	5,847
Sir Magdi H. Yacoub(2)	50,000	—		50,000

(1)

We account for stock-based compensation under the provisions of SFAS 123(R). The value reported in the table above for Mr. van Oostrom is the amount of SFAS 123(R) compensation expense recognized for financial statement reporting purposes for the fiscal year ended December 30, 2006. For a discussion of the assumptions used for SFAS 123(R) valuations and compensation expense for the fiscal year ended December 30, 2006, see Note 11—“Stock Incentive Plan” to our consolidated financial statements included elsewhere in this prospectus. The amount shown represents stock-based compensation expense for the fiscal year ended December 30, 2006 for a stock option award, granted under our 2004 stock incentive plan on August 30, 2006, to purchase 100,000 shares of common stock at an exercise price of $0.125 per share, which vests in equal monthly installments over the three-year period beginning on July 27, 2006, which is the date of Mr. van Oostrom’s initial election to our board. The compensation committee of our board considered several factors in determining the exercise price of this option award, including: the grant involved illiquid securities in a private company; the prices our redeemable convertible preferred stock and the rights, preferences and privileges of our redeemable convertible preferred stock relative to those of our common stock; our results of operations and financial status; the status of our research and development activities; our stage of development and business strategy; the composition of and changes to our management team, including the need to recruit additional executives; and the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given market conditions. The grant date fair value of this stock option award is $42,095. As of December 30, 2006, Mr. van Oostrom held an option to purchase 100,000 shares of our common stock.

(2)	As of December 30, 2006, Sir Magdi held 25,000 shares of unvested restricted stock pursuant to a restricted stock agreement dated July 28, 2005 between us and Sir Magdi.

In April 2007, we and Mr. van Oostrom entered into an amendment to his option agreement dated August 30, 2006 to permit the exercise of his option as to unvested shares provided that such unvested shares would be subject to repurchase in the event of the termination of his service. Pursuant to the exercise of his option, as amended, in July 2007, Mr. van Oostrom purchased 100,000 shares of our common stock for an aggregate purchase price of $12,500. These shares are subject to conditions and restrictions contained in a restricted stock agreement dated July 18, 2007 between us and Mr. van Oostrom, including our right to repurchase unvested shares under specified circumstances for a purchase price equal to $0.125 per share.

On October 24, 2007, in connection with his initial election to our board on April 18, 2007, we granted Mr. Armstrong an option to purchase 90,000 shares of our common stock at an exercise price of $1.85 per share, which was vested as to 16.7% of the underlying shares upon grant and vests as to the remaining shares in 30 equal monthly installments following the date of grant. In connection with his election to our board, on October 24, 2007, we granted Mr. Almeida an option to purchase 70,000 shares of our common stock at an exercise price of $1.85 per share, which vests in equal monthly installments over the three-year period beginning on the date of his election to our board. Each of these options will vest in full upon a change in control of our company.

In October 2007, our board of directors approved a director compensation policy for our non-employee directors. Pursuant to the director compensation policy, we will pay each non-employee director an annual retainer of $20,000 for service as a director. Each non-employee director will also receive a fee of $1,000 for attending a meeting of the board of directors or any committee of the board on which he or she serves. The chair of our board of directors and the chair of our audit committee will each receive an additional annual retainer of $10,000 and our other committee chairs will each receive an additional annual retainer of $5,000. We will reimburse each non-employee member of our board of directors for out-of-pocket expenses incurred in connection with attending our board and committee meetings. Messrs. Kania, Ferguson and Stansky and Sir Magdi will not be compensated under this policy until January 1, 2008.

In addition, pursuant to our director compensation policy, each new non-employee director will receive an option to purchase 70,000 shares of our common stock under our 2007 stock incentive plan upon his or her initial appointment or election to our board of directors. These options will vest over three years in equal monthly installments, subject to the non-employee director’s continued service as a director, and will vest in full upon a change in control of our company. Each non-employee director will also receive an option to purchase 25,000 shares of our common stock under our 2007 stock incentive plan on the date of the first board meeting held after each annual meeting of our stockholders, provided each such non-employee director has served on our board of directors for at least six months. These options will vest over one year in equal monthly installments, subject to the non-employee director’s continued service as a director, and will vest in full upon a change in control of our company. The exercise price of these options will equal the fair market value of our common stock on the date of grant.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Although this compensation discussion focuses primarily on information for fiscal year 2006, it also includes a description of compensation actions taken before or after the end of fiscal year 2006 to the extent it enhances an understanding of our executive compensation program. This compensation discussion provides information regarding compensation of our named executive officers for fiscal year 2006, as well as our current executive officer group, which includes some but not all of our 2006 named executive officers and other executives who we expect will be named executive officers for fiscal year 2007.

The compensation committee of our board of directors oversees our executive compensation program. In this role, the compensation committee reviews and approves annually all compensation decisions relating to our named executive officers.

Objectives and Philosophy of Our Executive Compensation Program

The primary objectives of the compensation committee with respect to executive compensation are to:

•	attract and retain superior executive talent;

•	motivate and reward executives whose knowledge, skills and performance are critical to our business;

•	ensure executive compensation is aligned with our corporate strategies and business objectives;

•	promote the achievement of key strategic and financial performance measures by linking short- and long-term cash and equity incentives to the achievement of corporate objectives; and

•	align executives’ incentives with the creation of stockholder value.

To achieve these objectives, the compensation committee evaluates our executive compensation program with the goal of setting compensation at levels the committee believes are competitive with those of other companies in our industry and our region that compete with us for executive talent. We also provide a portion of our executive compensation in the form of stock options and other equity awards that vest over time, which we believe helps to retain our executives and align their interests with those of our stockholders by allowing them to participate in the longer term success of our company as reflected in stock price appreciation.

Overview of our Executive Compensation Process

The compensation committee uses its judgment and experience and the recommendations of Dr. Hassanein, except with respect to his own compensation, to determine the appropriate mix of compensation for each executive officer. In general, the compensation committee believes that a substantial portion of the compensation of our executive officers should be performance-based. We believe that our executive officers should be fairly compensated each year relative to market pay levels within our industry.

For fiscal year 2006 and prior periods, we did not use a formal peer group or engage in formal benchmarking in determining our total executive compensation or the primary components of such compensation. Rather, the compensation committee determined executive compensation for fiscal year 2006 after receiving recommendations from Dr. Hassanein, other than with respect to his own compensation. The recommendations made by Dr. Hassanein were based on his experience working with our executive officers and informed by survey data or data from published reports, including VentureOne’s compensation database and the 2005 Compensation and Entrepreneurship Report in Life Sciences prepared jointly by our outside law firm, a public accounting firm and an executive search firm, relating to compensation of executives at other companies at comparable stages of development in our industry and related industries. The survey data from VentureOne’s compensation database provided us with compensation information for the positions of President and Chief

Executive Officer and Founder, President and Chief Executive Officer, Chief Financial Officer, Chief Medical Officer and Chief Scientific Officer for companies in the medical device industry segment, but did not identify any companies by name. The survey data from the 2005 Compensation and Entrepreneurship Report in Life Sciences provided us with compensation information for the positions of Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer, Chief Scientific Officer/Head of Research and Development, Chief Business Officer/Head of Business Development and Head of Clinical Research for 172 life sciences and medical device companies at various stages of financing located throughout the United States, but did not identify any companies by name. This data was presented by Dr. Hassanein to the compensation committee in connection with recommendations for changes in executive compensation levels for some of our executive officers.

Our compensation committee separately considered the survey data with regard to the base salary, bonus and equity compensation for some of our executive officers in order to assist with its compensation determinations. The compensation committee did not utilize survey data for comparable positions for each named executive officer, and did not use the survey data to set any compensation component at any particular level compared to the surveyed companies. Instead, this data was one factor in a more subjective determination, which also took into account changes, if any, in the following:

•	market compensation levels;

•	the contributions made by each executive officer;

•	the increases or decreases in responsibilities and roles of each executive officer;

•	the business needs for each executive officer;

•	the relevance of each executive officer’s experience to other potential employers; and

•	the readiness of each executive officer to assume a more significant role within the organization.

A significant factor in the determination of executive compensation levels in 2006 was an evaluation of the contributions made by each named executive officer during the fiscal year. We also considered additional individual factors that contribute to an individual’s value to our company, such as length of service and specific skills that make an executive officer uniquely key to our success. The primary individual performance factors considered by our compensation committee, and by Dr. Hassanein in making recommendations to the compensation committee, were as follows:

•

for Dr. Hassanein, his significant contributions to the substantial completion of the PROTECT-I trial, to our submission to the FDA of an application for an IDE for a clinical feasibility study of the OCS for heart transplants in the United States and FDA approval of that application, his leadership in securing additional financing for TransMedics through the sale of our series C redeemable convertible preferred stock in 2006 and his efforts in recruiting additional key members of our senior management team;

•

for Mr. Rao, his leadership in securing additional financing for TransMedics through the sale of our series C redeemable convertible preferred stock in 2006, his role in completing an audit of the Company’s financial statements for the previous four fiscal years, and his efforts in supporting the development and implementation of a comprehensive quality management system;

•

for Dr. Khayal, his significant contributions to the substantial completion of the PROTECT-I trial and his efforts in connection with our submission to the FDA of an application for an IDE for a clinical feasibility study of the OCS for heart transplants in the United States and FDA approval of that application;

•

for Messrs. Young and Bishop, their efforts in implementing a comprehensive quality management system, in successfully completing a European regulatory agency audit of our manufacturing facility in September 2006 and in obtaining the CE Mark for the OCS in the European Union for use in heart transplants;

•

for Messrs. Kolstad and Morrow, their efforts in supporting the completion of the PROTECT-I trial and the development and implementation of a comprehensive quality management system, and their roles in initiating third party reimbursement activities in the European Union.

The above factors were considered by the compensation committee primarily for the purpose of bonus determinations, but were also considered in determining base salary levels and appropriate stock option awards, as discussed below.

In addition, in August 2007, we engaged an independent consulting firm, Pearl Meyer & Partners, to conduct a competitive assessment of the compensation for Dr. Hassanein, Mr. Bishop, Dr. Khayal and Mr. Rao. As part of this engagement, Pearl Meyer & Partners prepared an analysis of the compensation, equity participation, and severance and change in control benefits that we provide to these officers compared to those offered by a peer group of companies to their similarly situated executives. The data for this analysis was derived from two primary sources: VentureOne’s database for compensation data on venture backed companies in the medical device industry at later stages of financing, and publicly available filings with the SEC made since April 2005 in connection with the initial public offering of companies generally in the healthcare equipment industry. Our peer group was selected based on status as a public company after April 2005, industry similarity to our business, amount of capital raised and market capitalization and consists of the following ten firms: BioMimetic Therapeutics, Inc., Cardica, Inc., DexCom, Inc., Hansen Medical, Inc., Helicos BioSciences Corporation, Insulet Corporation, Northstar Neuroscience, Inc., NxStage Medical, Inc., SenoRx, Inc. and XTENT, Inc.

Pearl Meyer & Partners made recommendations with respect to the appropriate cash compensation, equity participation, severance and change in control benefits and total compensation for the four executives listed above. Dr. Hassanein, using Pearl Meyer & Partners’ analysis and recommendations, made his recommendations to the compensation committee for adjustments to the compensation for senior executives other than himself. The compensation committee used Pearl Meyer & Partners’ analysis and recommendations in considering Dr. Hassanein’s recommendations and in reviewing the compensation arrangements for Dr. Hassanein. Based on Dr. Hassanein’s recommendations, the Pearl Meyer & Partners’ competitive assessment and other relevant information available to it, in October 2007, the compensation committee recommended adjustments to the base salary, bonus program and equity participation for some of our executive officers. These adjustments, which are described below in the discussion of the specific components of our executive officer compensation, reflect the compensation committee’s decision to target the level of total cash compensation for each of Dr. Hassanein, Dr. Khayal and Mr. Rao at the 75th percentile of total cash compensation paid to similarly situated executive officers at our peer companies and for Mr. Bishop at the 50th percentile of total cash compensation paid to similarly situated executive officers at our peer companies.

With respect to new executive officers, we take into account their prior base salary and annual incentive awards, their seniority, their level of responsibility, our ability to find alternative well qualified candidates to assume their role, their expected contribution to our business and our business needs.

From January 2006 until August 2007, our compensation committee consisted of Messrs. Giannuzzi and Ferguson. Mr. Giannuzzi, who ceased to serve as a director in September 2007, is affiliated with a substantial stockholder in our company. Mr. Ferguson was affiliated with a substantial stockholder in our company until March 2007, when he retired from his position with such stockholder. These compensation committee members reviewed and approved, or recommended that our board of directors approve, matters relating to the compensation of our executive officers during that period, relying in part on their substantial business experience.

Components of our Executive Compensation Program

The primary elements of our executive compensation program are:

•	base salary;

•	discretionary cash bonuses;

•	stock option awards; and

•	severance and change in control arrangements.

We have not adopted any formal or informal policy or target for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among the different forms of non-cash compensation. Instead, the compensation committee, after reviewing information provided by management, determines subjectively what it believes to be the appropriate level and mix of the various compensation components. In recent years, including 2006, our goal in determining the mix of various compensation components has been to provide a competitive level of cash compensation and tailored long-term incentive awards. To achieve this goal, the compensation committee strives to set base salary at a level that will provide financial stability to our executive officers, recognize their contributions and compensate them for their significant responsibilities, and establishes bonus payments in order to recognize company and individual performance. Our goal in determining stock option awards is to reward individual performance, ensure alignment of our executives’ interests with the interests of our shareholders and retain key talent.

Base Salary

Base salary is used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our executives. Initial base salary levels for 2006 for our executive officers who continued with our company from 2005 were based largely on their salaries from the prior year. In the case of Kypp W. Morrow, formerly our Vice President of European Operations, his minimum base salary was mandated by our employment agreement with him.

Base salaries are reviewed periodically by our compensation committee, and are adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, promotions, performance and experience and after considering the information in the survey data discussed above. In October 2006, Dr. Hassanein’s annual base salary, which had not been increased for several years and fell between the 25th and 50th percentiles of the base salaries paid to similarly situated executive officers at the companies surveyed in 2006, was increased from $210,000 to $250,000 to bring it into line with the base salaries of other chief executive officers and founders of companies at comparable stages of development included in the 2006 survey data. As a result of this salary adjustment, Dr. Hassanein’s base salary for 2006 was at the 75th percentile of base salaries paid to similarly situated executive officers at the surveyed companies. In connection with his promotion to Chief Financial Officer, Mr. Rao’s annual base salary was increased from $160,000 to $190,000 effective July 2006. Dr. Khayal’s annual base salary was increased from $120,000 to $180,000 effective July 2006 in connection with his promotion to Vice President of Clinical Development. In determining these salary increases, the compensation committee considered the increased responsibilities of their new positions, as well as the commitment shown by these individuals to our company and the individual performance factors discussed above. In connection with the 2006 salary increases for Mr. Rao and Dr. Khayal, the compensation committee also reviewed data from the 2006 compensation surveys discussed above and took that information into account to determine competitive salary levels, but did not use the survey data to set the base salaries at any particular level compared to the surveyed companies. As a result of the salary adjustments, Mr. Rao’s base salary for 2006 fell between the 50th and 75th percentiles of base salaries paid to chief financial officers at the surveyed companies, and Dr. Khayal’s base salary for 2006 fell slightly below the 25th percentile of base salaries paid to chief medical officers at the surveyed companies and between the 25th and 50th percentiles of base salaries paid to chief scientific officers at the surveyed companies.

During 2007, our executive officer group changed and the compensation committee recommended or approved adjustments to the annual base salaries of several of our executive officers. The base salary for 2007 for Mr. Mazzola, who was hired as our Vice President of Operations in August 2007, was set at $225,000, as reflected in his offer letter. Christoph Elser replaced Mr. Morrow as Vice President of European Operations in August 2007. Mr. Elser’s base salary was set at €200,000, as set forth in his employment agreement. The initial base salaries for Messrs. Elser and Mazzola were negotiated with them at the time of their hire by Dr. Hassanein and, in accordance with Dr. Hassanein’s recommendations, approved by the compensation committee. Mr. Bishop’s annual base salary was increased from $150,000 to $180,000 effective January 2007 in connection with his promotion to Vice President of Engineering. In October 2007, based on the Pearl Meyer & Partners’ assessment and other relevant information and in order to achieve total cash compensation at the target levels discussed above, the compensation committee recommended, and our board of directors approved, the following increases in base salary: for Dr. Hassanein, an increase from $250,000 to $320,000; for Mr. Rao, an increase from $190,000 to $240,000; for Dr. Khayal, an increase from $180,000 to $235,000; and for Mr. Bishop, an increase from $180,000 to $210,000.

Discretionary Cash Bonus

The compensation committee has the authority to award discretionary cash bonuses to our executives. The cash bonuses are intended to compensate officers for their contributions to the accomplishment of various corporate objectives.

In August 2006, the compensation committee recommended, and our board approved, a cash bonus of up to $50,000 for Dr. Hassanein. Because Dr. Hassanein had not received a salary adjustment in several years, and in recognition of his leadership and substantial contributions to the achievement of corporate milestones through August 2006, the compensation committee and our board determined to pay this bonus in advance of the payment of annual bonuses under our more broad-based cash bonus program. We paid this cash bonus in two installments, 50% immediately following board approval for general company performance and 50% upon completion of the tenth transplant procedure in our PROTECT-I trial, which was achieved in August 2006. The board considered several factors in determining to pay the portion of the bonus based on general company performance, including the launch and progress of the PROTECT-I trial, our successful recruitment of several key senior employees and the completion of a specified number of heart transplants using the OCS in the PROTECT-I trial.

In October 2006, the compensation committee approved a cash bonus program in order to reward a broad-based group of our employees for their efforts, which enabled us to meet our 2006 corporate objectives. The bonus program provided for payments aggregating $373,750. The corporate objectives considered in connection with this bonus program included completing the PROTECT-I trial, obtaining the right to affix the CE Mark to the OCS for use in heart transplantation in the European Union, initiating development efforts for the OCS for use in transplantation of an organ other than the heart and commencing a feasibility study for the OCS for use in heart transplantation in the United States. Dr. Hassanein was responsible for recommending to the compensation committee the allocation of the bonus amounts for the other members of management from this pool. Based on his evaluation of the executive officer’s contribution to our accomplishment of the corporate objectives established for this program and their tenure with our company, Dr. Hassanein recommended to the compensation committee that the discretionary bonus amounts to be paid for performance in 2006 be set at $38,000 for Mr. Rao, $29,600 for Mr. Kolstad, $23,400 for Mr. Morrow, and $18,000 for Mr. Young. For Dr. Hassanein, the maximum amount of his cash bonus was set at $42,500, and was in addition to the $50,000 bonus that was approved in August 2006 and paid in recognition of Dr. Hassanein’s contributions to our corporate goals through that date. The discretionary annual bonuses for 2006 were approved by the compensation committee in the amounts recommended by Dr. Hassanein and were paid in the first quarter of 2007. The compensation committee also approved the payment of, and we paid, a cash bonus of $42,500 to Dr. Hassanein under this program. The bonus amount paid to each of our named executive officers for 2006 represented the maximum amount that such executive was eligible to receive under this program. We did not use the 2006 compensation survey data discussed above to set bonus levels at any particular level compared to the surveyed companies. However, actual 2006 bonus amounts paid to Dr. Hassanein, Mr. Rao and Dr. Khayal exceeded the 75th percentile of bonuses paid to similarly situated executive officers at the surveyed companies.

In October 2007, the compensation committee recommended, and our board of directors approved, a management bonus program for 2007 based in part on a recommendation by Dr. Hassanein. The program is designed to recognize the attainment of corporate goals as well as individual achievements. Under this program, discretionary bonus payments will be made to executives based on the achievement of specified corporate milestones (70% of the executive’s target bonus amount) and on contributions to the achievement of specified functional area milestones (30% of the executive’s target bonus amount). The corporate milestones relate to achieving initial commercial success in Europe and other areas outside the United States as evidenced by revenue from sales of the OCS (50%), obtaining conditional approval from the FDA of our IDE to commence the pivotal phase of our PROCEED trial (25%) and development of a prototype of the OCS for use in human lung transplantation studies (25%). The functional area milestones relate to the following functional units within our Company: European operations, clinical development/affairs, finance, marketing, operations, engineering and regulatory and reimbursement. The following table sets forth target bonus amounts, as a percentage of base salary, for our executive officers:

Name	Target Bonus
Waleed H. Hassanein	41%
James V. Rao	33%
Tamer I. Khayal	28%
Christoph Elser	25%
Thomas H. Bishop	20%
John P. Mazzola	20%

The compensation committee will determine the amounts of bonuses payable for 2007 performance in early 2008.

Stock Option and Restricted Stock Unit Awards

Our equity award program is the primary vehicle for offering long-term incentives to our executives. We believe that equity awards provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, the vesting feature of our equity awards should further our goal of executive retention because this feature provides an incentive to our executives to remain in our employ during the vesting period. In determining the size of equity awards to our executives, our compensation committee considers comparative share ownership levels of executives based on published data in publicly available reports and survey data available on a subscription fee basis, survey data compiled by our compensation consultant, our performance, the applicable executive’s performance, the amount of equity awards previously granted to the executive, the vesting of such awards and the recommendations of management.

We typically make an initial equity award of stock options to an executive at the time he or she is hired and periodic equity grants as part of our overall compensation program. All grants of options to our executives are approved by the compensation committee or recommended by the compensation committee for approval by the board of directors.

Our equity awards have typically been in the form of stock options. We also recently granted our chief executive officer a restricted stock unit award. The compensation committee reviews all components of the executive’s compensation when determining equity awards to ensure that an executive’s total compensation conforms to our overall philosophy and objectives. Our board of directors has delegated authority to the compensation committee to administer, interpret the terms of, grant options under and make other stock awards under our equity incentive plans.

In August 2006, the compensation committee granted options to purchase 175,000 shares of common stock to Mr. Young as an initial equity award in connection with the commencement of his employment with us. The amount of the award was a result of arm’s length negotiations with Mr. Young.

In August 2006, the compensation committee granted options to purchase 185,000 shares of common stock to Mr. Rao in connection with his promotion to Chief Financial Officer. In November 2006, the compensation committee granted an option to purchase 1,479,719 shares of common stock to Dr. Hassanein and an option to purchase 100,000 shares of common stock to Dr. Kyahal. The amounts of these awards were determined by the compensation committee based primarily on a review of comparative share ownership levels of executives in similarly situated companies, as set forth in the 2006 survey data discussed above, as well as the substantial business experience of the members of the compensation committee relating to venture capital backed companies. Following these option grants, each of Dr. Hassenein’s, Mr. Rao’s and Dr. Khayal’s equity participation, as a percentage of shares outstanding, for 2006 was below the 25th percentile of equity participation for similarly situated executive officers at the companies included in the 2006 survey data.

In connection with its competitive assessment of our equity participation arrangements, Pearl Meyer & Partners advised the compensation committee that the equity participation, including shares and options, as a percentage of our estimated total outstanding shares at the time of our initial public offering, for Dr. Hassanein, Dr. Khayal and Mr. Bishop was below the 25th percentile of our peer companies and for Mr. Rao was below the 50th percentile of our peer companies. Based in part on this analysis, in October and November 2007, the compensation committee recommended and our board of directors approved the following equity awards under our 2004 stock incentive plan to the executive officers listed below:

Name	Award Type	Number of Shares/Units Underlying Award
Waleed H. Hassanein	Restricted Stock Unit	1,364,170
James V. Rao	Stock Option	514,720
Tamer I. Khayal	Stock Option	479,720
Thomas H. Bishop	Stock Option	292,360

All of the options listed above have an exercise price of $1.85 per share, were vested as to 25% of the shares on the date of grant, will vest as to 25% of the shares on October 24, 2008, subject to acceleration if the executive’s employment with us is terminated other than at his election or by us for cause, and will vest as to the remaining 50% of the shares in 36 equal monthly installments following October 24, 2007. The vesting of these options will accelerate in full in the event of the termination of the executive’s employment by us without cause within 18 months following a change in control of our company. The restricted stock unit award granted to Dr. Hassanein vests in accordance with the same schedule, subject to full acceleration of vesting in the event of his death or disability, or the termination of his employment by us without cause within 18 months following a change in control of our company. The shares underlying the restricted stock unit award will not be delivered to Dr. Hassanein until October 24, 2011, subject to earlier delivery upon a change in control or his separation of service. As a result of these equity awards, the equity participation, as a percentage of our estimated total shares outstanding at the time of our initial public offering, for Dr. Hassanein is between the 70th and 75th percentile of our peer companies, for Mr. Rao is between the 65th and 70th percentile of our peer companies, for Dr. Khayal is above the 75th percentile of our peer companies, and for Mr. Bishop is below the 25th percentile of our peer companies.

Typically, the stock options we grant to our executives have a ten-year term and vest in accordance with one of the following vesting schedules:

•	25% vests on the first anniversary of the grant date with the balance to vest ratably thereafter on a monthly basis over the following 36 months, or

•

25% vests immediately upon grant, 25% vests on the first anniversary of the grant date, subject to acceleration if the executive’s employment with us is terminated other than at his election, with the remaining 50% to vest ratably on a monthly basis over the 36 months following the date of grant.

These vesting schedules are consistent with the vesting of stock options granted to other employees. Vesting and exercise rights cease shortly after termination of employment, except in the case of death or disability, in which case the executive or his estate may exercise the option within one year following the date of his death or disability. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights and the right to receive dividends or dividend equivalents.

Prior to this offering, our executives were eligible to participate in our 2004 stock incentive plan. Following completion of this offering, we expect to grant to our executives stock-based awards pursuant to our 2007 stock incentive plan. Under the 2007 stock incentive plan, executives will be eligible to receive grants of stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights and other stock-based equity awards at the discretion of the compensation committee or our board of directors.

We do not have any equity ownership guidelines for our executives.

Equity awards to our executives are typically granted in conjunction with the review of their individual performance. Historically, there have been years in which one or more executives were not granted any equity awards. This review generally takes place periodically at the discretion of the compensation committee.

The equity awards that we granted to some of our employees, including our executives, in August 2006 and November 2006 had an exercise price of $0.125 per share, which was greater than the fair market value of our common stock on the date of grant, as determined by our board of directors at the time of grant, of $0.08 per share. Our board of directors or the compensation committee of the board considered several factors in setting the exercise price for these equity awards, including: the grants involved illiquid securities in a private company; the prices of our redeemable convertible preferred stock and the rights, preferences and privileges of our redeemable convertible preferred stock relative to those of our common stock; our results of operations and financial status; the status of our research and development activities; our stage of development and business strategy; the composition of and changes to our management team, including the need to recruit additional executives; and the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given market conditions.

We do not have a program, plan or practice of selecting grant dates for equity compensation to our executive officers in coordination with the release of material non-public information. Equity award grants are made from time to time in the discretion of our board of directors or compensation committee consistent with our incentive compensation program objectives.

Benefits and Other Compensation

We maintain broad-based benefits that are provided to all employees, including health and dental insurance, life and disability insurance and a 401(k) plan. Executives are eligible to participate in all of our employee benefit plans, in each case on the same basis as other employees. We have the authority in our discretion to match employees’ 401(k) plan contributions; however, we have not made any matching contributions to date.

Severance and Change in Control Benefits

Pursuant to our 2004 stock incentive plan and our 2000 stock option/stock issuance plan and the employment agreement with one of our executives, our executives are entitled to specified benefits in the event of the termination of their employment under specified circumstances, including termination following a change in control of our company. We have provided more detailed information about these benefits, along with estimates of their value under various circumstances, under the caption “—Employment, Severance and Change in Control Arrangements” below.

In October 2007, in preparation for becoming a public company, the compensation committee recommended that the board of directors approve, and the board of directors approved, executive retention agreements for Dr. Hassanein, Mr. Rao and Dr. Khayal. The compensation committee’s action was informed by the Pearl Meyer & Partners competitive analysis and intended to bring our retention arrangements more in line with the majority of our peer companies. The compensation committee determined that continuation of salary and benefits, payment of bonus and acceleration of vesting of equity awards are the elements typically offered by companies in our peer group and that such arrangements would serve important company goals and help us to retain our executive talent. The compensation committee set the levels and combination of these elements so that they would be, in the aggregate, competitive and consistent with the practices of companies in our peer group. We have provided more detailed information about these benefits under the caption “—Employment, Severance and Change in Control Arrangements” below.

Our practice in the case of change in control benefits has been generally to structure these as “double trigger” benefits. In other words, the change in control by itself does not trigger benefits; rather, benefits are paid only if the employment of the executive is terminated during a specified period after the change in control. We believe a “double trigger” benefit maximizes shareholder value because it prevents an unintended windfall to executives in the event of a friendly change in control, while still providing them appropriate incentives to cooperate in negotiating any change in control in which they believe they may lose their jobs. We also have severance arrangements with Dr. Hassanein, Mr. Rao and Dr. Khayal where the benefits are provided upon termination of the executive’s employment regardless of any change in control of our company. We will also be granting stock options to our directors under our director compensation policy that will vest in full upon a change in control of our company.

Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and our four other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We periodically review the potential consequences of Section 162(m) and we generally intend to structure the performance-based portion of our executive compensation, where feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, our board of directors or the compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

The following table sets forth information regarding compensation earned by our chief executive officer, our chief financial officer and each of our three other most highly compensated executive officers during our fiscal year ended December 30, 2006. We refer to these executive officers as our “named executive officers” elsewhere in this prospectus.

2006 Summary Compensation Table

Name and Principal Position	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Waleed H. Hassanein Chief Executive Officer	217,692	92,500	243,703	624	554,519
James V. Rao Chief Financial Officer	176,154	38,000	10,060	624	224,838
Kypp W. Morrow(4) Former Vice President European Operations	195,000	23,400	—	624	219,024
David W. Kolstad(5) Former Vice President Marketing	185,000	29,600	2,661	624	217,885
Robert B. Young(6) Former Vice President Manufacturing Operations	175,846	18,000	7,574	624	202,044

(1)	Consists of a discretionary cash bonus paid for fiscal 2006.
(2)

Valuation based on the dollar amount of option grants recognized for financial statement reporting purposes pursuant to SFAS 123(R) with respect to fiscal 2006, except that with respect to Messrs. Rao, Morrow and Kolstad, the amounts reported in this column are higher than the amounts reported in our financial statements. This additional expense shown in the summary compensation table results from requirements of the Securities and Exchange Commission to report option grants made prior to 2006 using the modified prospective transition method pursuant to SFAS 123(R), whereas we use the prospective transition method pursuant to SFAS 123(R). The assumptions used by us with respect to the valuation of option grants are set forth in Note 11— “Stock Incentive Plan” to our consolidated financial statements included elsewhere in this prospectus. The amount recognized in our financial statements in fiscal 2006 for the individual awards reflected in the summary compensation table are summarized below:

	Grant Date	Number of Shares	Amount Recognized in Financial Statements in Fiscal 2006 ($)
Waleed H. Hassanein	11/16/2006	1,479,719	243,703
James V. Rao	8/30/2006	185,000	8,007
	10/26/2005	165,000	—
Kypp W. Morrow	12/12/2003	225,000	—
David W. Kolstad	1/26/2005	392,000	—
Robert B. Young	8/30/2006	175,000	7,574

(3)	Amounts represent life insurance premiums paid by us on behalf of each of the named executive officers.
(4)	Mr. Morrow ceased to be an executive officer of TransMedics in August 2007. He continues to be employed by our company.
(5)	Mr. Kolstad’s employment with us terminated in May 2007.
(6)	Mr. Young ceased to be an executive officer of TransMedics in August 2007. He continues to be employed by our company.

Grants of Plan-Based Awards in Fiscal 2006

The following table sets forth information regarding grants of awards made to our named executive officers during the fiscal year ended December 30, 2006.

Fiscal 2006 Grants of Plan-Based Awards

Name	Grant Date (1)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(2)	Grant Date Fair Value of Option Awards ($)(3)
Waleed H. Hassanein	11/16/2006	1,479,719	0.125	923,505
James V. Rao	8/30/2006	185,000	0.125	77,877
Kypp W. Morrow	—	—	—	—
David W. Kolstad	—	—	—	—
Robert B. Young	8/30/2006	175,000	0.125	73,667

(1)	Granted under our 2004 stock incentive plan.
(2)

The exercise prices of these option awards exceeded the fair market value of our common stock on the date of grant as determined by our board. Our board of directors, or the compensation committee of the board, considered several factors in determining the exercise price of these option awards, including: the grants involved illiquid securities in a private company; the prices our redeemable convertible preferred stock and the rights, preferences and privileges of our redeemable convertible preferred stock relative to those of our common stock; our results of operations and financial status; the status of our research and development activities; our stage of development and business strategy; the composition of and changes to our management team, including the need to recruit additional executives; and the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given market conditions.

(3)

Amounts represent the total grant date fair value of stock options granted in fiscal 2006 under SFAS 123(R). The assumptions used by us with respect to the valuation of option grants are set forth in Note 11—“Stock Incentive Plan” to our consolidated financial statements included elsewhere in this prospectus.

Outstanding Option Awards at Fiscal Year End

The following table sets forth information regarding outstanding option awards held by our named executive officers at December 30, 2006.

Outstanding Equity Awards at Fiscal Year-End 2006

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Waleed H. Hassanein	390,481	1,089,238	(1)	0.125	11/15/2016
James V. Rao	—	185,000	(2)	0.125	8/29/2016
	75,625	89,375	(3)	0.10	10/25/2015
Kypp W. Morrow	17,459	—	(4)	0.286	6/8/2010
	187,500	37,500	(5)	0.40	12/11/2013
	2,500	—	(4)	0.40	9/5/2011
David W. Kolstad	212,333	179,667	(6)	0.10	1/25/2015
Robert B. Young	—	175,000	(7)	0.125	8/29/2016

(1)

Twenty-five percent of the shares underlying this option were vested upon grant on November 16, 2006, an additional 25% of the shares underlying this option will vest on November 16, 2007 and the remaining 50% of the shares underlying this option began to vest in 36 equal monthly installments following the date of grant.

(2)	Twenty-five percent of the shares underlying this option vested on June 1, 2007 and the remaining shares underlying this option began to vest in 36 equal monthly installments thereafter.
(3)	Twenty-five percent of the shares underlying this option vested on February 21, 2006 and the remaining shares underlying this option began to vest in 36 equal monthly installments thereafter.
(4)	All of shares underlying this option have vested.
(5)	Fifty percent of the shares underlying this option vested on December 12, 2004 and the remaining shares underlying this option began to vest in 36 equal monthly installments thereafter.
(6)	Twenty-five percent of the shares underlying this option vested on October 7, 2005 and the remaining shares underlying this option began to vest in 36 equal monthly installments thereafter.
(7)	Twenty-five percent of the shares underlying this option vested on January 3, 2007 and the remaining shares underlying this option began to vest in 36 equal monthly installments thereafter.

Option Exercises and Stock Vested

During the fiscal year ended December 30, 2006, none of our named executive officers exercised any options to purchase shares of our common stock nor did they hold any shares of restricted common stock that vested during that period.

Employment, Severance and Change in Control Arrangements

We do not have a formal employment agreement with any of our named executive officers, other than Mr. Morrow. The initial compensation of each of our named executive officers, other than Dr. Hassanein and Mr. Morrow, was set forth in an offer letter that we executed with him at the time his employment with us commenced. Each offer letter provides that the executive officer’s employment with us is on an at-will basis, sets out the base salary, eligibility for bonuses, benefits and any recommended grant of stock options pursuant to our equity incentive plans.

As a condition to his employment, each named executive officer entered into a non-competition, non-solicitation agreement and a proprietary information and inventions assignment agreement. Under these agreements, each named executive officer has agreed:

•	not to compete with us or to solicit our employees during his employment and for a period of 12 months after the termination of his employment; and

•	to protect our confidential and proprietary information and to assign to us intellectual property developed during the course of his employment with us.

Dr. Hassanein did not receive an offer letter and has no employment agreement with us, but has entered into a non-competition, non-solicitation and a proprietary information and inventions assignment agreement with us.

On January 1, 2000, we entered into an employment agreement with Kypp W. Morrow, our former Vice President of European Operations, who remains an employee of our company. His employment agreement provides for an initial one-year term, subject to automatic renewal on each anniversary of the date of the agreement for successive one-year terms unless either party gives notice of termination to the other party at least 30 days prior to the expiration of the then-current term. No such notice of termination has been given to or by Mr. Morrow. Mr. Morrow’s employment agreement provides for an initial base salary of $140,000, which could be increased but not decreased in accordance with our normal procedures, as well as customary benefits to which all employees at the executive level are entitled. His current annual base salary is $195,000. In the initial one-year term of his agreement, Mr. Morrow was eligible for a bonus of up to $30,000 based on the achievement of certain milestones as determined by our president in his sole discretion. Mr. Morrow’s employment may be terminated upon 30 days written notice. In the event that we terminate his employment for any reason other than cause, we must pay Mr. Morrow: (1) his salary due through the date of termination, (2) the amount equal to his accrued unpaid vacation time, and (3) a lump sum severance payment equal to six months of his base salary in effect at the time of his termination.

Pursuant to Mr. Morrow’s employment agreement, if we had terminated Mr. Morrow’s employment with us without cause effective as of December 29, 2006 following 30 days prior notice to him, he would have received a lump sum payment of $105,000, consisting of $97,500, representing six months of his base salary in effect on that day, and $7,500, representing Mr. Morrow’s accrued unpaid vacation time. We would have been obligated to make this payment regardless of any change in control of our company. In addition, Mr. Morrow would have received accelerated vesting of his unvested options pursuant to his option agreements as set forth in the table below. If we had terminated Mr. Morrow’s employment with us for cause or if he had voluntarily terminated his employment with us as of December 29, 2006, he would have received no additional monetary compensation or other benefit from us as a result of such termination.

Under the terms of our existing stock option agreements, employee option holders are entitled to accelerated vesting in full with respect to the applicable option if, within 18 months of the consummation of a change in control, the employee’s employment with us or the acquiring or succeeding company is terminated without cause. A “change in control” under the 2004 stock plan means generally any acquisition by a person of 50% or more of the outstanding shares of common stock or combined voting power of then-outstanding securities entitled to vote in an election of directors, except if the shares are acquired directly from us, or if there is an acquisition by any corporation pursuant to a business combination in which all or substantially all of the beneficial holders of outstanding common stock and voting securities prior to the business combination beneficially own more than 50% of the common stock or voting power of the resulting or acquiring corporation after the combination, and no person beneficially owns 50% or more of the then outstanding shares of common stock of the acquiring corporation or of the combined voting power entitled to vote generally in an election of directors.

The following table sets forth information regarding the value of the acceleration of options that each named executive officer would have received if the executive’s employment had been terminated as of December 29, 2006 by us or our successor or acquirer and such termination had occurred within 18 months after a change in control of our company.

Name	Option Shares as to which Vesting Accelerated(1)	Value of Option Acceleration(2) ($)
Waleed H. Hassanein	1,089,238	615,419
James V. Rao	274,375	157,256
Kypp W. Morrow	37,500	10,875
David W. Kolstad(3)	179,667	106,004
Robert B. Young	175,000	98,875

(1)	Reflects shares as to which options were unvested at December 29, 2006, which is the last business day of our 2006 fiscal year.
(2)

Represents the number of shares as to which options were unvested at December 29, 2006 multiplied by the difference between the fair market value of a share of our common stock at December 29, 2006, as determined by our board of directors, and the per share exercise price of each option.

(3)	Mr. Kolstad is no longer entitled to acceleration of his options as a result of the termination of his employment with us in May 2007.

In addition, incentive stock options granted to several of our executive officers, including Mr. Hassanein, in November 2006 provide that 25% of the shares subject to such options are vested on the date of grant, and an additional 25% of the shares will vest one year after the date of grant, but such vesting will be accelerated upon the termination of the executive’s employment with us, except for voluntary termination by the executive or termination for cause by us. The remaining 50% of the total shares will vest ratably each month over the three years following the date of grant. Pursuant to Dr. Hassanein’s option agreement dated November 16, 2006, if Dr. Hassanein’s employment with us had been terminated as of December 29, 2006, other than at his election or for cause by TransMedics and not within 18 months after a change in control, Dr. Hassanein would have received accelerated vesting as to 369,930 shares having an option acceleration value of $209,010 calculated in the same manner as the amounts shown in the table above.

We entered into a letter agreement dated May 11, 2007 with Mr. Kolstad in connection with the termination of his employment with our company. Pursuant to the letter agreement, we agreed to pay Mr. Kolstad $92,500, which is equal to six months of his base salary, payable in installments in accordance with our normal payroll practices during the six-month period beginning on May 18, 2007, which was the date his employment with us terminated. In addition, we agreed to continue to pay the portion of the group medical insurance premium that we pay for active and similarly situated employees who receive the same type of coverage for such coverage for Mr. Kolstad during this six-month period, representing aggregate premium payments of $6,290. As a condition to receiving these payments and benefits, Mr. Kolstad released us and our affiliates from all claims and liabilities and confirmed his obligations under his nondisclosure, noncompetition and developments agreement previously entered into with us.

In November 2007, we entered into executive retention agreements with Dr. Hassanein, Mr. Rao and Dr. Khayal. These agreements expire on December 31, 2010, subject to automatic one-year extensions so that the remaining term of the agreement continues to be three years, unless we provide prior notice of termination to the executive. Pursuant to our executive retention agreement with Dr. Hassanein, if we terminate Dr. Hassanein’s employment without cause or if Dr. Hassanein terminates his employment for good reason prior to a change in control of our company, he will receive: (1) accrued compensation through the date of termination, including a pro rata bonus payment based on the amount of bonus earned by him for the prior fiscal year, (2) continuation of his salary for 12 months at a rate based on the sum of his highest base salary during the three-year period prior to the date of termination and his highest annual bonus during the three-year period prior to the date of termination, (3) continuation of all employee benefits during the twelve-month period following termination, and (4) any other post-termination benefits that he is eligible to receive under any other plan or program. If we terminate Dr. Hassanein’s employment without cause or if Dr. Hassanein terminates his employment for good reason within 24 months of a change in control of our company, he will receive: (1) accrued compensation through the date of termination, including a pro rata bonus payment based on the amount of bonus earned for the prior fiscal year, (2) a lump sum payment equal to 150% of the sum of his highest base salary during the three-year period prior to the date of termination and his highest annual bonus during the three-year period prior to the date of termination, (3) continuation of all employee benefits during the eighteen-month period following termination, and (4) any other post-termination benefits that he is eligible to receive under any other plan or program. In addition, in the event of termination of employment described in the immediately preceding sentence, the vesting of all options and other equity awards, including restricted stock units, held by Dr. Hassanein will be accelerated in full.

Pursuant to our executive retention agreements with each of Mr. Rao and Dr. Khayal, if we terminate the executive’s employment without cause or if the executive terminates his employment for good reason prior to a change in control of our company, he will receive: (1) accrued compensation through the date of termination, including a pro rata bonus payment based on the amount of bonus earned by the executive for the prior fiscal year, (2) continuation of his salary for nine months at a rate based on the sum of his highest base salary during the three-year period prior to the date of termination and his highest annual bonus during the three-year period prior to the date of termination, (3) continuation of all employee benefits during the nine-month period following termination, and (4) any other post-termination benefits which he is eligible to receive under any other plan or program. If we terminate the executive’s employment without cause or if the executive terminates his employment for good reason within 24 months of a change in control of our company, he will receive: (1) accrued compensation through the date of termination, including a pro rata bonus payment based on the amount of bonus earned by the executive for the prior fiscal year, (2) a lump sum payment equal to the sum of his highest base salary during the three-year period prior to the date of termination and his highest annual bonus during the three-year period prior to the date of termination, (3) continuation of all employee benefits during the twelve-month period following termination, and (4) any other post-termination benefits which he is eligible to receive under any other plan or program. In addition, in the event of termination of employment described in the immediately preceding sentence, the vesting of all options and other equity awards held by the executive will be accelerated in full. The terms “change in control,” “cause” and “good reason” are defined in the executive retention agreements.

Equity Incentive Plans

2000 Stock Option/Stock Issuance Plan

Our 2000 stock option/stock issuance plan, which we refer to as the 2000 stock plan, was adopted by our board of directors and approved by our stockholders in 2000. A maximum of 2,214,920 shares of common stock are authorized for issuance under the 2000 stock plan.

The 2000 stock plan provides for the grant of incentive stock options, nonstatutory stock options, awards of stock and stock purchase rights. Our employees, officers, directors, consultants and advisors are eligible to receive awards under the 2000 stock plan; however, incentive stock options may be granted only to our employees. In accordance with the terms of the 2000 stock plan, our board of directors, or a committee or subcommittee appointed by our board of directors, administers the 2000 stock plan.

In the event of our consolidation, merger or sale of all or substantially all of our assets as a result of which our common stock is exchanged for the securities, cash or property of another corporation or business entity, or in the event of our liquidation, our board may:

•	provide that such options shall be assumed or equivalent options shall be substituted by the successor corporation;

•

that all outstanding options shall become exercisable in full prior to the consummation of the transaction and all unexercised options shall terminate at a specified date unless exercised; provided, that the holders of options are given a reasonable amount of time to exercise their options; or

•	provide for a cash-out of the value of any outstanding options less the applicable exercise price.

Additionally, in the event of a merger, under the terms of which holders of common stock will receive upon consummation of the merger a cash payment for each share surrendered in the merger, our board may provide that each option will be terminated in exchange for a cash payment in an amount equal to the excess of the merger price over the per share exercise price of the option times the number of shares subject to the option.

As of November 15, 2007, there were options to purchase 294,918 shares of common stock outstanding under the 2000 stock plan at a weighted average exercise price of $0.39 per share, and 21,822 shares of common stock had been issued pursuant to the exercise of options granted under the 2000 stock plan. As a result of the approval of the 2004 stock incentive plan, no further awards may be made under the 2000 stock plan.

2004 Stock Incentive Plan

Our 2004 stock incentive plan, which we refer to as the 2004 stock plan, was adopted by our board of directors and approved by our stockholders in October 2004. The maximum number of shares authorized for issuance under the 2004 stock plan equals 11,536,980 shares, including up to 2,214,920 shares of common stock subject to awards granted under the 2000 stock plan which expire, terminate or are otherwise surrendered, canceled, forfeited or repurchased at their original issuance price pursuant to a contractual repurchase right prior to the closing of this offering.

The 2004 stock plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock and other stock-based awards. Our officers, employees, consultants, advisors and directors are eligible to receive awards under the 2004 stock plan; however, incentive stock options may only be granted to our employees. In accordance with the terms of the 2004 stock plan, our board of directors, or a committee or subcommittee appointed by our board of directors, administers the 2004 stock plan and, subject to any limitations in the 2004 stock plan, selects the recipients of awards and determines:

•	the number of shares of common stock covered by options and the dates upon which those options become exercisable;

•	the exercise prices of options;

•	the duration of options;

•	the methods of payment of the exercise price; and

•

the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of those awards, including the conditions for repurchase, issue price and repurchase price.

Except to the extent provided to the contrary in any agreement between us and an award holder, all outstanding options held by the award holder will become immediately exercisable in full and outstanding restricted stock held by the award holder will become immediately free of all repurchase conditions or restrictions if, within 18 months of a change in control of our company, the award holder’s employment with us or our succeeding corporation is terminated by us or the succeeding corporation without cause, as defined in our 2004 stock plan.

In the event of a reorganization event under our 2004 stock plan, our board of directors will provide that all of our outstanding options will be assumed or equivalent options will be substituted by the successor corporation. In the event the succeeding corporation does not agree to assume, or substitute for, outstanding options, or in the event of our liquidation or dissolution, then our board of directors will provide upon written notice to all option holders that all unexercised options will become exercisable in full prior to the completion of the event and that these options will be terminated immediately prior to the completion of the reorganization event or liquidation or dissolution if not previously exercised. In the event of a reorganization event under the terms of which holders of common stock will receive upon consummation of the event a cash payment for each share surrendered in the reorganization event, our board of directors may instead provide that all outstanding options shall terminate upon the consummation of the reorganization event. If a reorganization event occurs that is not a change in control event, our repurchase and other rights with respect to shares of restricted stock will inure to the benefit of our successor and will apply equally to the cash, securities or other property into which our common stock is then converted.

As of November 15, 2007, there were options to purchase 7,192,712 shares of common stock outstanding under the 2004 stock plan at a weighted average exercise price of $0.86 per share, 1,364,170 shares of common stock underlying restricted stock units granted under the 2004 stock plan, 1,252,424 shares of common stock issued upon the exercise of options granted under the 2004 stock plan, and 75,000 shares of common stock originally issued as restricted stock awards under the 2004 stock plan. As of November 15, 2007, there were 1,335,934 shares of common stock reserved for future issuance under the 2004 stock plan. After the closing of this offering, we will grant no further stock options or other awards under the 2004 stock plan.

2007 Stock Incentive Plan

Our 2007 stock incentive plan, which we refer to as our 2007 stock plan, was adopted by our board of directors in November 2007 and approved by our stockholders in             2007. The 2007 stock plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock units and other stock-based awards. Upon effectiveness of the plan at the time of the closing of this offering, the number of shares of common stock that will be reserved for issuance under the 2007 stock plan will be the sum of 6,000,000 shares plus the number of shares of common stock reserved for issuance under the 2004 stock plan that remain available for issuance immediately prior to the closing of this offering plus the number of shares of common stock subject to awards granted under the 2004 stock plan and the 2000 stock plan, in each case, which expire, terminate or are otherwise surrendered, canceled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right after the closing of this offering.

In addition, our 2007 stock plan contains an “evergreen” provision that allows for an annual increase in the number of shares available for issuance under our 2007 stock plan on the first day of each fiscal year beginning in fiscal year 2009 and ending on the second day of fiscal year 2017. The annual increase in the number of shares will be equal to the lowest of:

•	5,000,000 shares;

•	3% of the number of shares of common stock outstanding on the first day of the fiscal year; and

•	an amount determined by our board of directors.

Our employees, officers, directors, consultants and advisors are eligible to receive awards under our 2007 stock plan; however, incentive stock options may only be granted to our employees. The maximum number of shares of common stock with respect to which awards may be granted to any participant under the plan in any fiscal year is 5,000,000.

In accordance with the terms of the 2007 stock plan, our board of directors has authorized our compensation committee to administer the 2007 stock plan. Pursuant to the terms of the 2007 stock plan, our compensation committee will select the recipients of awards and determine:

•	the number of shares of common stock covered by options and the dates upon which the options become exercisable;

•	the exercise price of options;

•	the duration of the options; and

•

the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

If our board of directors delegates authority to an executive officer to grant awards under the 2007 stock plan, the executive officer has the power to make awards to all of our employees, except executive officers. Our board of directors will fix the terms of the awards to be granted by such executive officer, including the exercise price of such awards, and the maximum number of shares subject to awards that such executive officer may make.

Except to the extent specifically provided to the contrary in any agreement between us and an award holder, all outstanding options held by the award holder will automatically become immediately exercisable in full and all restrictions and conditions on all outstanding restricted stock held by the award holder will automatically be deemed terminated or satisfied if, within 18 months of a change in control of our company, the award holder’s employment with us or our succeeding corporation is terminated by us or the succeeding corporation without cause, as defined in our 2007 stock plan.

Upon a merger or other reorganization event, our board of directors, may, in its sole discretion, take any one or more of the following actions pursuant to our 2007 stock plan, as to some or all outstanding stock option awards:

•	provide that all outstanding awards will be assumed or substituted by the successor corporation;

•

upon written notice to a participant, provide that the participant’s unexercised options or awards will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

•

provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the merger or other reorganization event;

•

in the event of a merger or other reorganization event pursuant to which holders of our common stock will receive a cash payment for each share surrendered in such transaction, make or provide for a cash payment to a participant equal to the excess, if any, of the acquisition price times the number of shares of our common stock subject to such participant’s outstanding awards (to the extent the exercise price does not exceed the acquisition price), over the aggregate exercise price of all such outstanding awards and any applicable tax withholdings, in exchange for the termination of such awards; and

•

provide that, in connection with a liquidation or dissolution, awards will convert into the right to receive liquidation proceeds, net of the exercise price of such awards and any applicable tax withholdings.

Upon the occurrence of a merger or other reorganization event other than a liquidation or dissolution, our repurchase and other rights under each outstanding restricted stock award will continue for the benefit of the successor company and will, unless the board of directors may otherwise determine, apply to the cash, securities or other property into which our common stock is converted pursuant to the merger or other reorganization event. Upon the occurrence of a merger or other reorganization event involving a liquidation or dissolution, all restrictions and conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award.

No award may be granted under the 2007 stock plan after November 14, 2017. Our board of directors may amend, suspend or terminate the 2007 stock plan at any time, except that stockholder approval will be required to comply with applicable law or stock market requirements.

401(k) Plan

We maintain a tax-qualified retirement plan that provides all regular employees with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual Internal Revenue Code limits. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employee elective deferrals are fully vested at all times. The 401(k) plan allows for matching contributions to be made by us; however, to date, we have not done so. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

Limitations of our Officers’ and Directors’ Liability and Indemnification Agreements

Our restated certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our restated certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our restated certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

In addition to the indemnification provided for in our restated certificate of incorporation, we have entered into separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as a director or officer of our company, or to any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and officers.

We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Since January 1, 2004, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities, and affiliates of our directors, executive officers and 5% stockholders. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Issuance of Redeemable Convertible Preferred Stock

In December 2003 and January 2004, we issued an aggregate of 27,868,569 shares of our series B redeemable convertible preferred stock at a price per share of $1.00 for an aggregate purchase price of $27.87 million. In November 2005, January 2006 and February 2006, we issued an aggregate of 22,779,480 shares of our series C redeemable convertible preferred stock at a price per share of $1.306 for an aggregate purchase price of $29.75 million. On April 2, 2007, we issued an aggregate of 13,709,677 shares of our series D redeemable convertible preferred stock at a price per share of $1.86 for an aggregate purchase price of $25.5 million. The table below sets forth the number of shares of series B, series C and series D redeemable convertible preferred stock sold to entities affiliated with our directors and to our 5% stockholders and their affiliates.

Purchaser(1)	Number of Shares of Series B Preferred Stock	Number of Shares of Common Stock Issuable Upon Conversion of Series B Shares	Number of Shares of Series C Preferred Stock	Number of Shares of Common Stock Issuable Upon Conversion of Series C Shares	Number of Shares of Series D Preferred Stock	Number of Shares of Common Stock Issuable Upon Conversion of Series D Shares
3i Technology Partners L.P.(2)	5,000,000	5,000,000	10,872,895	11,360,000	805,323	805,323
Entities affiliated with Alta Partners	3,829,258	3,829,258	765,697	800,000	288,708	288,708
Caisse de dépôt et placement du Québec(3)	4,067,704	4,067,704	—	—	—	—
Entities affiliated with CB Health Ventures(4)	2,850,000	2,850,000	1,722,818	1,800,000	255,970	255,970
Entities affiliated with Flagship Ventures(5)	5,500,000	5,500,000	3,254,211	3,399,999	491,941	491,941
POSCO BioVentures I, L.P.	2,000,000	2,000,000	765,697	800,000	—	—
Entities affiliated with Sherbrooke Capital(6)	2,750,000	2,750,000	3,062,787	3,200,000	318,736	318,736
Entities affiliated with Tudor Investment Corporation(7)	—	—	—	—	10,752,688	10,752,688
VantagePoint CDP Partners, L.P.(8)	—	—	1,531,394	1,600,000	325,284	325,284

(1)	See “Principal Stockholders” for details about shares held by these purchasers.
(2)	Allan R. Ferguson, one of our directors, is a former Senior Vice President of 3i Corporation and senior partner of 3i’s venture capital business.
(3)

The 4,067,704 shares of series B redeemable convertible preferred stock originally issued to Caisse de dépôt et placement du Québec in December 2003 were subsequently transferred to VantagePoint CDP Partners, L.P. in April 2006.

(4)

Frederick R. Blume, one of our former directors, is a Partner at CB Health Management Corp., which manages CB Health Ventures II, L.L.C., the general partner of each of CB Healthcare Fund II, LP and CB-AH Parallel Fund II, LP.

(5)

Edwin M. Kania, Jr., the Chairman of our board of directors, is a Managing Partner and the Chairman of Flagship Ventures, which manages OneLiberty Ventures 2000, L.P. and OneLiberty Advisors Fund 2000, L.P.

(6)

John K. Giannuzzi, one of our former directors, is a Managing General Partner of Sherbrooke Capital, an affiliate of Sherbrooke Capital Health and Wellness L.P. and Sherbrooke Capital Health and Wellness Advisors Fund, L.P.

(7)

Michael P. Stansky, one of our directors, is a Managing Director of Tudor Investment Corporation, investment advisor to The Raptor Global Portfolio Ltd., The Tudor BVI Global Portfolio L.P. and The Altar Rock Fund L.P.

(8)	Annette Bianchi, one of our former directors, is a Managing Director at VantagePoint Venture Partners, an affiliate of VantagePoint CDP Partners, L.P. See note 3 above.

Leerink Swann LLC, which is acting as an underwriter in this offering, served as placement agent for our series D redeemable convertible preferred stock financing. We paid Leerink Swann LLC a fee of approximately $1.3 million in cash for such services. In addition, Leerink Swann Co-Investment Fund, LLC, an affiliate of the placement agent, purchased 134,408 shares of our series D redeemable convertible preferred stock from us in the financing for an aggregate purchase price of $249,999.

Investor Rights Agreement

We are a party to an investor rights agreement with certain holders of our redeemable convertible preferred stock and warrants to purchase our redeemable convertible preferred stock and common stock, including some of our holders of more than five percent of our voting securities and their affiliates, and entities affiliated with some of our directors. The investor rights agreement provides these holders of our redeemable convertible preferred stock and warrants to purchase our capital stock with the right, following completion of this offering, to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

Our restated certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with our directors and officers. For more information regarding these agreements, see “Executive Compensation—Limitations of our Officers’ and Directors’ Liability and Indemnification Agreements.”

Policies and Procedures for Related Person Transactions

In August 2007, our board of directors adopted written policies and procedures for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000, and one of our executive officers, directors, director nominees or 5% stockholders, or their immediate family members, each of whom we refer to as a related person, has a direct or indirect material interest.

If the company and a related person propose to enter into such a transaction, arrangement or relationship, which we refer to as a related person transaction, the transaction must be reported to our chief financial officer. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by our audit committee. Whenever practicable, the reporting, review and approval will occur prior to effectiveness or consummation of the transaction. If advance approval is not practicable, the audit committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the audit committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the audit committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•

any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

Previous related person transactions were not subject to this policy but similar factors were considered prior to their approval. Prior to August 2007, we engaged in few related person transactions, principally the issuances of redeemable convertible preferred stock summarized above and compensation arrangements with our executive officers. These transactions generally were disclosed to, and reviewed and approved by, our board of directors. We believe that the terms of these transactions were no less favorable to us than terms that could have been reached with an unrelated third party.

The audit committee may approve or ratify the transaction only if the audit committee determines that, under all of the circumstances, the transaction is in, or not inconsistent with, our best interests. The audit committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the Securities and Exchange Commission’s related person transaction disclosure rule, our board of directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

•

interests arising solely from the related person’s position as an executive officer of another entity, whether or not the person is also a director of such entity, that is a participant in the transaction, where (a) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, (b) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction, and (c) the amount involved in the transaction equals less than the greater of $200,000 or 5% of the annual gross revenues of the company receiving payment under the transaction; and

•	a transaction that is specifically contemplated by provisions of our certificate of incorporation or by-laws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the compensation committee in the manner specified in its charter.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of October 31, 2007, by:

•	each of our directors;

•	each of our named executive officers;

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person are deemed to be outstanding if the options or warrants are exercisable within 60 days of October 31, 2007. The shares subject to options or warrants are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The percentages in the following table are based on a total of 73,360,497 shares of our common stock outstanding on October 31, 2007, assuming the conversion of all outstanding shares of our redeemable convertible preferred stock into common stock upon the closing of this offering. Except as indicated in the footnotes below, we believe, based on information furnished to us and subject to community property laws where applicable, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Beneficial ownership representing less than 1% is denoted with an asterisk (*). Except as otherwise noted, the address for each person or entity is c/o TransMedics, Inc., 200 Minuteman Road, Andover, MA 01810.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Common Stock Beneficially Owned
		Before Offering	After Offering
5% Stockholders:
3i Technology Partners L.P.(1) 280 Winter Street, Suite 330 Waltham, MA 02451	18,165,323	24.4%
Entities affiliated with Tudor Investment Corporation(2) 50 Rowes Wharf Boston, MA 02110	10,752,688	14.7%
Entities affiliated with FlagshipVentures(3) One Memorial Drive, 7th Floor Cambridge, MA 02142	10,524,140	14.3%
VantagePoint CDP Partners, L.P.(4) 1001 Bayhill Drive, Suite 300 San Bruno, CA 94066	7,337,278	10.0%
Entities affiliated with Sherbrooke Capital(5) 2344 Washington Street Newton Lower Falls, MA 02462	6,818,735	9.2%
Entities affiliated with Alta Partners(6) One Embarcadero Center, Suite 3700 San Francisco, CA 94111	6,512,255	8.9%
Entities affiliated with CB Health Ventures(7) 800 Boylston Street, Suite 1585 Boston, MA 02199	5,475,969	7.4%

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Common Stock Beneficially Owned
		Before Offering	After Offering
Named Executive Officers and Directors:
Waleed H. Hassanein(8)	2,486,749	3.3%
James V. Rao(9)	329,227	*
Kypp W. Morrow(10)	368,814	*
Robert B. Young(11)	83,854	*
David W. Kolstad(12)	253,167	*
José E. Almeida(13)	3,888	*
J. Neal Armstrong(14)	20,000	*
Allan R. Ferguson	—	—
Edwin M. Kania, Jr.(15)	10,524,140	14.3%
Michael P. Stansky(16)	10,752,688	14.7%
Richard M. van Oostrom(17)	100,000	*
Sir Magdi H. Yacoub(18)	75,000	*
All executive officers and directors as a group (13 persons)(19)	24,904,456	33.1%

(1)

Includes warrants to purchase 1,000,000 shares of our common stock. 3i Corporation is a wholly owned indirect subsidiary of 3i Group plc, a public company listed on the London Stock Exchange. 3i Corporation acts as the manager of 3i Technology Partners L.P. and, as such, has the discretionary power to control the exercise of the investment and voting power relating to the shares owned by 3i Technology Partners L.P. 3i Group plc disclaims beneficial ownership of the shares owned by 3i Technology Partners L.P., except to the extent of its pecuniary interest therein.

(2)

Consists of 8,103,387 shares of our common stock held by The Raptor Global Portfolio Ltd., 2,580,150 shares of our common stock held by The Tudor BVI Global Portfolio L.P. and 69,151 shares of our common stock held by The Altar Rock Fund L.P. Michael P. Stansky, one of our directors, is a Managing Director of Tudor Investment Corporation, investment advisor to The Raptor Global Portfolio Ltd., The Tudor BVI Global Portfolio L.P. and The Altar Rock Fund L.P. Each of Tudor Investment Corporation and Mr. Stansky may be deemed to share voting and investment power with respect to all shares held by those entities. Each of Tudor Investment Corporation and Mr. Stansky disclaims beneficial ownership of such shares except to the extent of its or his pecuniary interest, if any.

(3)

Consists of 10,050,555 shares of our common stock held by OneLiberty Ventures 2000 L.P. and 473,585 shares of our common stock held by OneLiberty Advisors Fund 2000, L.P. Edwin M. Kania, Jr., the Chairman of our board of directors, is a Managing Partner and Chairman of Flagship Ventures, which manages OneLiberty Ventures 2000 L.P. and OneLiberty Advisors Fund 2000, L.P., and may be deemed to share voting and investment power with respect to all shares held by those entities. Mr. Kania disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.

(4)

VantagePoint CDP Associates, L.L.C. is the general partner of VantagePoint CDP Associates, L.P., which is the general partner of VantagePoint CDP Partners, L.P. Alan E. Salzman and James D. Marver are the managing members of VantagePoint CDP Associates, L.L.C. and hold voting and investment power with respect to these shares. Messrs. Salzman and Marver disclaim beneficial ownership with respect to such shares except to the extent of their respective pecuniary interests.

(5)

Consists of 6,248,675 shares of our common stock held by Sherbrooke Capital Health and Wellness, L.P., 20,060 shares of our common stock held by Sherbrooke Capital Health and Wellness Advisors Fund, L.P., warrants to purchase 548,240 of our common stock held by Sherbrooke Capital Health and Wellness, L.P. and warrants to purchase 1,760 of our common stock held by Sherbrooke Capital Health and Wellness Advisors Fund, L.P. Sherbrooke Capital Partners LLC is the general partner of each of these funds. Sherbrooke Capital LLC is the manager of Sherbrooke Capital Partners LLC. Sherbrooke Capital Inc. is the manager of Sherbrooke Capital LLC. John. K. Giannuzzi, the President of Sherbrooke Capital Inc., has shared voting and investment power with respect to all shares held by these entities. Mr. Giannuzzi disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.

(6)

Consists of 5,774,941 shares of our common stock held by Alta California Partners II, L.P., 664,354 shares of our common stock held by Alta California Partners II, L.P.—New Pool and 72,960 shares of our common stock held by Alta Embarcadero Partners II, LLC. Alta Partners provides investment advisory services to several venture capital funds, including Alta California Partners II, L.P., Alta Embarcadero Partners II, LLC and Alta California Partners II, L.P.—New Pool. The respective general partners, members and managing directors of these funds exercise voting and investment power with respect to the shares owned by such funds. Alta California Management Partners II, LLC is the general partner of Alta California Partners II, L.P. and Alta California Management Partners II, LLC—New Pool is the general partner of Alta California Partners II, L.P. —New Pool. Jean Deleage, Garrett Gruener, Daniel Janney, Guy Nohra and Alix Marduel, are members of each of Alta California Management Partners II, LLC, Alta California Management Partners II, LLC—New Pool and Alta Embarcadero Partners II, LLC. As members of such funds, they may be deemed to share voting and investment power for the shares held by the funds. Messrs. Deleage, Gruener, Janney, Nohra and Marduel, who are also principals of Alta Partners, disclaim beneficial ownership of all the shares held by these funds except to the extent of their pecuniary interests, if any.

(7)

Consists of 4,221,603 shares of our common stock held by CB Healthcare Fund II, LP, 684,366 shares of our common stock held by CB-AH Parallel Fund II, LP, warrants to purchase 490,487 shares of our common stock held by CB Healthcare Fund II, LP and warrants to purchase 79,513 shares of our common stock held by CB-AH Parallel Fund II, LP. CB Health Management Corp. manages CB Health Ventures II, L.L.C., which is the general partner of each of CB Healthcare Fund II, LP and CB-AH Parallel Fund II, LP.

(8)

Includes 1,007,030 shares issuable to Mr. Hassanein upon the exercise of stock options. Excludes 1,364,170 shares of common stock underlying restricted stock units, which will be vested as to 378,936 shares within 60 days of November 15, 2007. The shares of common stock underlying the restricted stock units, including shares that are vested, are not issuable to Dr. Hassanein until October 24, 2011, a change in control of our company or his separation of service, subject to delay of such issuance in order to comply with the requirements of section 409A of the Internal Revenue Code.

(9)	Consists of shares issuable to Mr. Rao upon the exercise of stock options.
(10)	Includes 244,959 shares issuable to Mr. Morrow upon the exercise of stock options.
(11)	Consists of shares issuable to Mr. Young upon the exercise of stock options.
(12)	Mr. Kolstad’s employment with us terminated in May 2007.
(13)	Consists of shares issuable to Mr. Almeida upon the exercise of stock options.
(14)	Consists of shares issuable to Mr. Armstrong upon the exercise of stock options.
(15)

Mr. Kania is a Managing Partner and the Chairman of Flagship Ventures, which manages OneLiberty Ventures 2000 L.P. and OneLiberty Advisors Fund 2000, L.P., and may be considered to have beneficial ownership of the OneLiberty Funds’ interest in us. Mr. Kania disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest, if any. See note 3 above.

(16)

Mr. Stansky is a Managing Director of Tudor Investment Corporation, investment advisor to The Raptor Global Portfolio Ltd., The Tudor BVI Global Portfolio L.P. and The Altar Rock Fund L.P., and may be considered to have beneficial ownership of such entities’ interest in us. Mr. Stansky disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest, if any. See note 2 above.

(17)	Includes 50,746 shares held by Mr. van Oostrom that are subject to repurchase by us in the event of the termination of his service.
(18)	Includes 12,503 shares held by Sir Magdi that are subject to repurchase by us in the event of the termination of his service.
(19)	Includes 1,876,659 shares issuable upon the exercise of stock options.

DESCRIPTION OF CAPITAL STOCK

General

Following the closing of this offering, our authorized capital stock will consist of 175,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share, all of which preferred stock will be undesignated.

The following description of our capital stock and provisions of our restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering. Copies of these documents have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

As of November 15, 2007, there were 73,360,497 shares of our common stock outstanding, held of record by 57 stockholders, assuming the conversion of all outstanding shares of redeemable convertible preferred stock.

The holders of our common stock are generally entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors out of funds legally available therefor, subject to any preferential dividend or other rights of any then outstanding preferred stock.

In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any then outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of our common stock are validly issued, fully paid and nonassessable. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our restated certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments or payments on liquidation. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of our common stock.

Authorizing our board of directors to issue preferred stock and determine its rights and preferences has the effect of eliminating delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon completion of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options and Restricted Stock Units

As of November 15, 2007, options to purchase 7,487,630 shares of common stock at a weighted average exercise price of $0.84 per share and restricted stock units with respect to 1,364,170 shares of common stock were outstanding.

Warrants

As of November 15, 2007, we had the following warrants to purchase capital stock outstanding: warrants to purchase 4,129 shares of common stock, at an exercise price of $4.00 per share, which will be automatically exercised on a cashless basis upon the closing of this offering if the initial public offering price per share of our common stock exceeds the warrant exercise price per share, and otherwise will terminate upon the closing of this offering; warrants to purchase an aggregate of 2,820,000 shares of common stock, at an exercise price of $0.05 per share, which will expire in December 2013; a warrant to purchase 33,831 shares of common stock, at an exercise price of $1.306, which will expire in September 2016; a warrant to purchase 4,283 shares of common stock, at an exercise price of $1.306, which will expire in December 2016; and a warrant to purchase 38,544 shares of series B redeemable convertible preferred stock, at an exercise price of $1.00 per share, which will expire in December 2014. Effective upon the closing of this offering, the warrant to purchase shares of series B redeemable convertible preferred stock will become exercisable for 38,544 shares of common stock at an exercise price of $1.00 per share. The holders of these warrants to purchase common stock and series B redeemable convertible preferred stock have registration rights as described below under the heading “Registration Rights.”

Registration Rights

We have entered into an investor rights agreement with holders of our redeemable convertible preferred stock and warrants to purchase our capital stock. After the completion of this offering, holders of a total of 56,994,707 shares of our common stock, including shares of common stock issuable upon exercise of outstanding warrants, will have the right to require us to register these shares under the Securities Act of 1933 under specified circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act of 1933. The following description of the terms of the investor rights agreement is intended as a summary only and is qualified in its entirety by reference to the investor rights agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

Demand Registration Rights

At any time after 180 days after the closing of this initial public offering, the holders of at least 30% of our shares of common stock having registration rights may demand that we register under the Securities Act of 1933 all or a portion of their shares having an anticipated aggregate offering price of at least $5,000,000, net of underwriting discounts and commissions, if any. We are not obligated to file a registration statement pursuant to this provision on more than two occasions. In addition, at any time after we become eligible to file a registration statement on Form S-3, the holders of at least 30% of our shares of common stock having registration rights may demand that we register on Form S-3 all or a portion of the registrable shares held by them having an anticipated aggregate offering price of at least $1,000,000, net of underwriting discounts and commissions, if any. We are not obligated to file a Form S-3 pursuant to this provision on more than two occasions in any 12-month period.

Incidental Registration Rights

If at any time after this offering we propose to register shares of our common stock under the Securities Act of 1933, the holders of registrable shares will be entitled to notice of the registration and, subject to certain exceptions, have the right to require us to register all or a portion of the registrable shares then held by them.

In the event that any registration in which the holders of registrable shares participate pursuant to our investor rights agreement is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions.

Expenses

Pursuant to the investor rights agreement, we are required to pay all registration expenses, other than underwriting discounts and commissions, related to any demand or incidental registration, except that we are not required to pay the legal fees and expenses of counsel to the selling stockholders that exceed $50,000 for the single counsel selected to represent all of the selling stockholders in any such registration. We are also required to indemnify each participating holder with respect to each registration of registrable shares that is effected.

Termination of Registration Rights

The registration rights granted under the investor rights agreement will terminate on the earlier of the fifth anniversary of the closing of this offering, the closing of a sale of TransMedics and the date on which no party to the investor rights agreement holds any registrable shares.

Delaware Anti-Takeover Effects of Delaware Law and Certain Provisions of Our Restated Certificate of Incorporation and Amended and Restated Bylaws

Delaware law, our restated certificate of incorporation and our amended and restated bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Staggered Board; Removal of Directors

Our restated certificate of incorporation and our amended and restated bylaws divide our board of directors into three classes with staggered three-year terms. In addition, a director may be removed only for cause and only by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Stockholder Action by Written Consent; Special Meetings

Our restated certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing by such stockholders. Our restated certificate of incorporation and our amended and restated bylaws also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our chairman of the board, our chief executive officer or our board of directors.

Advance Notice Requirements for Stockholder Proposals

Our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Delaware Business Combination Statute

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Amendment of Certificate of Incorporation and Bylaws

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes which all our stockholders would be entitled to cast in an annual election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our restated certificate of incorporation described above under “—Staggered Board; Removal of Directors” and “—Stockholder Action by Written Consent; Special Meetings.”

Authorized but Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NASDAQ Global Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

NASDAQ Global Market

We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “TMDX.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock and a liquid public trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock and could impair our ability to raise capital through sales of our equity securities. Although we have applied to have our common stock listed on the NASDAQ Global Market, we cannot assure you that there will be an active public market for our common stock.

Upon the closing of this offering, we will have outstanding an aggregate of                  shares of common stock, assuming the issuance of                  shares of common stock offered by us in this offering, no exercise of options or warrants after November 15, 2007 and no issuance of shares subject to restricted stock units. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, whose sales would be subject to certain limitations and restrictions described below.

The remaining 73,360,474 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act of 1933. These restricted securities are eligible for public sale only if they are registered under the Securities Act of 1933 or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act of 1933, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act of 1933, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus	3,864,206
Between 90 and 180 days after the date of this prospectus	3,859,305
At various times beginning more than 180 days after the date of this prospectus	65,636,963

In addition, as of November 15, 2007, there were 8,851,800 shares of common stock subject to outstanding options and restricted stock units that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock–up agreements described below and Rules 144 and 701. Upon the closing of this offering, we will have outstanding warrants to purchase an aggregate of 2,896,658 shares of our common stock. Any shares purchased pursuant to the cashless exercise features of these warrants will be freely tradable under Rule 144(k), subject to the lock-up agreements described below.

Lock-up Agreements

We and each of our directors and executive officers and holders of substantially all of our outstanding capital stock, who collectively own 65,636,963 shares of our common stock as of November 15, 2007 have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus, subject to extension in specified circumstances:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

These agreements are subject to certain exceptions, and also subject to extension for up to an additional 34 days, as described in the section of this prospectus titled “Underwriters.”

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

In general and subject to the lock-up agreements described above, under Rule 144 of the Securities Act of 1933, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including an affiliate, would be entitled to sell in “broker’s transactions” or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are generally subject to the availability of current public information about us.

Rule 144(k)

Subject to the lock-up agreements described above, under Rule 144(k), a person who was not one of our affiliates for purposes of the Securities Act of 1933 at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than one of our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act of 1933, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144 without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates without compliance with its one year minimum holding period requirements.

Stock Options

We intend to file one or more registration statements on Form S-8 under the Securities Act of 1933 to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act of 1933 and the sale by affiliates in the public market, subject to applicable volume limitations.

Registration Rights

Upon the closing of this offering, the holders of 56,994,707 shares of common stock, including shares issuable upon exercise of outstanding warrants, will be entitled to various rights with respect to the registration of these shares under the Securities Act of 1933. Registration of these shares under the Securities Act of 1933 would result in these shares becoming fully tradable without restriction under the Securities Act of 1933 immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreements described above.

MATERIAL U.S. TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of some material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a U.S. person under applicable U.S. Treasury regulations.

An individual may be treated as a resident instead of a nonresident of the United States in any calendar year for U.S. federal income tax purposes, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year would be counted. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. In addition, the Internal Revenue Service, or the IRS, could challenge one or more of the tax consequences described in this prospectus.

We assume in this discussion that each non-U.S. holder holds shares of our common stock as a capital asset, (generally, property held for investment). In addition, this discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	regulated investment companies;

•	pension plans;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	some U.S. expatriates.

Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Dividends

We do not anticipate paying cash dividends on our common stock in the foreseeable future. If we pay distributions on our common stock, however, those distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described in the section of this prospectus entitled “—Gain on Disposition of Common Stock.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not constitute a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by U.S. Treasury Regulations.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons, and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a rate of 30%, or a lower rate as may be specified by an applicable income tax treaty, may also apply;

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and some other requirements are met; or

•

we are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation” unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock and we were a U.S. real property holding corporation during such period.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS the gross amount of the distributions on our common stock paid to the holders of such common stock and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock. Generally, a holder will comply with such procedures if it provides a properly executed Form W-8BEN or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder or otherwise establishes an exemption.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

The preceding discussion of some material U.S. federal tax considerations is for general information only. It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement to be dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Cowen and Company, LLC, Leerink Swann LLC and Canaccord Adams Inc. are acting as representatives, will severally agree to purchase, and we will agree to sell to them, severally, the number of shares indicated below:

Name	Number of shares
Morgan Stanley & Co. Incorporated
Cowen and Company, LLC
Leerink Swann LLC
Canaccord Adams Inc.

Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             a share under the public offering price. No underwriter may allow, and no dealer may re-allow, a concession to other underwriters or to any dealer. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of             additional shares of our common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ overallotment option is exercised in full, the total price to the public would be $            , the total underwriters’ discounts and commissions would be $            , and the total proceeds to us would be $            .

The following table shows the per share public offering price and total underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                  shares of our common stock.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

In addition, we estimate that the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “TMDX.”

We, all of our directors and executive officers and the holders of substantially all of our outstanding stock and stock options have agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock (other than on Form S-8 or a successor form thereon); or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

•

transactions relating to shares of common stock or other securities acquired by stockholders in open market transactions after the completion of this offering or shares of common stock acquired by stockholders in this offering;

•	transfers by stockholders of shares of common stock or any security convertible into common stock as a bona fide gift;

•	transfers by stockholders to family members or to trusts for the benefit of the stockholder or family members of the stockholder, in each case, for estate planning purposes;

•	distributions of shares of common stock or any security convertible into or exercisable for common stock to partners, members or equityholders of the stockholder;

•

the exercise of an option to purchase shares of common stock granted under a stock incentive plan described in this prospectus, the exercise of a warrant or other convertible security to purchase shares of common stock described in this prospectus or the acceptance of restricted stock awards from us and the disposition of shares of restricted stock to us pursuant to the terms of such plan or awards to satisfy tax withholding obligations or upon termination of employment with us;

•

a stockholder’s establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act of 1934, provided that such trading plan does not provide for the transfer of common stock during the restricted period;

•

our issuance of shares of common stock upon the exercise of an outstanding option or warrant or conversion of an outstanding security described in this prospectus or of which the underwriters have been advised in writing;

•

our grant of options to purchase shares of common stock or our issuance of shares of common stock pursuant to any employee benefit or stock incentive plan described in this prospectus provided that such shares do not vest during the restricted period; or

•	the sale of shares to the underwriters in this offering;

provided that in the case of each of the second, third and fourth types of transactions, each donee, distributee, transferee and recipient agrees to be subject to the restrictions described in the preceding paragraph and in the case of each of the first five types of transactions, no filing under Section 16(a) of the Securities Exchange Act of 1934 reporting a reduction in beneficial ownership of shares of common stock is required or voluntarily made in connection with these transactions during this 180-day restricted period.

The 180-day restricted period described in the preceding paragraphs will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 180-day period;

in which case the above restrictions shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, losses and certain other financial and operating information in recent periods, and the price earnings ratios, price sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Certain of the underwriters or their affiliates may provide in the future financial advisory services to us in the ordinary course of business, for which they may receive customary fees and commissions.

Directed Share Program

At our request, Morgan Stanley & Co. Incorporated has reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for our directors, officers, employees, business associates and related persons. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by Morgan Stanley & Co. Incorporated to the general public on the same basis as the other shares offered in this prospectus.

Certain Relationships

Leerink Swann Co-Investment Fund, LLC owns 134,408 shares of our series D redeemable convertible preferred stock, which will convert upon the closing of this offering into 134,408 shares of common stock. Leerink Swann Co-Investment Fund, LLC acquired these shares pursuant to a stock purchase agreement dated April 2, 2007. Leerink Swann Co-Investment Fund, LLC is an affiliate of Leerink Swann LLC, which is acting as an underwriter in this offering.

LEGAL MATTERS

The validity of the common stock being offered will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. The underwriters are represented by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Washington, D.C.

EXPERTS

Our consolidated financial statements as of December 31, 2005 and December 30, 2006 and for each of the three years in the period ended December 30, 2006 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of common stock to be sold in the offering. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document filed as an exhibit are not necessarily complete, and, and in each instance, we refer you to the copy of the contract or other documents filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website.

Upon completion of the offering, we will become subject to the full informational and periodic reporting requirements of the Securities Exchange Act of 1934. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. We also maintain a website at www.transmedics.com. Our website is not a part of this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2005 and December 30, 2006, September 29, 2007 (unaudited) and September 29, 2007 Pro Forma (unaudited)	F-3

Consolidated Statements of Operations for the years ended December 31, 2004 and 2005, for the fiscal year ended December 30, 2006 and for the fiscal nine months ended September 30, 2006 (unaudited) and September 29, 2007 (unaudited)

F-4

Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the Period from Inception (August 28, 1998) through September 29, 2007	F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2004 and 2005, for the fiscal year ended December 30, 2006 and for the fiscal nine months ended September 30, 2006 (unaudited) and September 29, 2007 (unaudited)

F-9

Notes to Consolidated Financial Statements	F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of TransMedics, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in redeemable convertible preferred stock and stockholders’ equity (deficit), and of cash flows present fairly, in all material respects, the financial position of TransMedics, Inc. and its subsidiary (a development stage enterprise) at December 30, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation as of January 1, 2006.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

September 12, 2007

TransMedics, Inc.

(a development stage enterprise)

Consolidated Balance Sheets

	December 31, 2005	December 30, 2006	September 29, 2007	Pro forma Stockholders’ Equity at September 29, 2007
			(unaudited)	(unaudited)
	(in thousands, except share and per share amounts)
Assets
Current assets
Cash and cash equivalents	$82	$9,009	$8,179
Short-term investments	—	2,800	7,250
Inventories	—	797	3,134
Deferred initial public offering costs	—	—	1,559
Prepaid expenses and other current assets	136	159	280

Total current assets	218	12,765	20,402
Property and equipment, net	965	1,578	2,214
Restricted cash	500	500	500
Other assets	4	61	45

Total assets	$1,687	$14,904	$23,161

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$697	$1,044	$1,452
Accrued expenses	625	1,592	3,766
Current portion of capital lease obligations and long-term debt	588	878	734

Total current liabilities	1,910	3,514	5,952
Long-term debt and capital lease obligations, net of current portion	716	1,114	607
Deferred rent	1,328	1,471	1,467

Total liabilities	3,954	6,099	8,026

Commitments and contingencies (Note 14)
Redeemable convertible preferred stock
Series A redeemable convertible preferred stock, $0.0001 par value; 2,080,090 shares authorized, 2,080,088 issued and outstanding at December 31, 2005, December 30, 2006 and September 29, 2007 (at liquidation preference)	8,320	8,320	8,320	—
Series B redeemable convertible preferred stock, $0.0001 par value; 27,980,000 shares authorized; 27,868,569 shares issued and outstanding at December 31, 2005, December 30, 2006 and September 29, 2007 (liquidation preference of $34,628 and $36,295 at December 30, 2006 and September 29, 2007, respectively)	32,164	34,468	36,195	—
Series C redeemable convertible preferred stock $0.0001 par value; 22,779,480 shares authorized; 1,148,544, shares issued and outstanding at December 31, 2005 and 22,779,480 shares issued and outstanding at December 30, 2006 and September 29, 2007 (liquidation preference of $31,794 and $33,574 at December 30, 2006 and September 29, 2007, respectively)	1,327	31,651	33,464	—
Series D redeemable convertible preferred stock $0.0001 par value; no shares authorized as of December 31, 2005 or December 30, 2006; 13,709,677 issued shares authorized, issued and outstanding at September 29, 2007 (liquidation preference of $26,517 at September 29, 2007)	—	—	25,254	—

Stockholders’ equity (deficit)
Common stock, $0.0001 par value; 100,000,000 shares authorized at December 31, 2005 and December 30, 2006 and 150,000,000 shares authorized at September 29, 2007; 4,751,965, 5,323,784 and 5,974,764 shares issued and 4,675,578, 5,247,397 and 5,898,377 shares outstanding at December 31, 2005, December 30, 2006 and September 29, 2007, respectively	1	1	1	8
Additional paid-in capital	—	—	—	103,226
Treasury stock, at cost, 76,387 shares at December 31, 2005, December 30, 2006 and September 29, 2007	—	—	—	—
Cumulative translation adjustment	—	—	65	65
Deficit accumulated during the development stage	(44,079)	(65,635)	(88,164)	(88,164)

Total stockholders’ equity (deficit)	(44,078)	(65,634)	(88,098)	15,135

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$1,687	$14,904	$23,161

The accompanying notes are an integral part of these consolidated financial statements.

TransMedics, Inc.

(a development stage enterprise)

Consolidated Statements of Operations

	Years Ended December 31,		Fiscal Year Ended December 30, 2006	Fiscal Nine Months Ended		Period from Inception (August 28, 1998) through September 29, 2007
				September 30,	September 29,
	2004	2005		2006	2007
				(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share amounts)
Operating expenses
Research and development	$5,629	$14,380	$13,645	$10,246	$12,098	$54,807
Selling, general and administrative	2,549	3,027	4,599	3,386	6,697	21,883

Total operating expenses	8,178	17,407	18,244	13,632	18,795	76,690

Loss from operations	(8,178)	(17,407)	(18,244)	(13,632)	(18,795)	(76,690)
Net interest income (expense)	282	37	690	532	540	1,485

Net loss	(7,896)	(17,370)	(17,554)	(13,100)	(18,255)	(75,205)
Accretion of preferred stock	(2,304)	(2,320)	(4,378)	(3,198)	(4,756)	(13,913)

Net loss attributable to common stockholders	$(10,200)	$(19,690)	$(21,932)	$(16,298)	$(23,011)	$(89,118)

Net loss per share attributable to common stockholders—basic and diluted	$(2.20)	$(4.23)	$(4.40)	$(3.34)	$(4.14)	$(29.94)

Weighted average common shares outstanding—basic and diluted	4,631	4,659	4,980	4,878	5,554	2,977
Pro forma net loss per share—basic and diluted (unaudited)			$(0.32)		$(0.27)

Pro forma weighted average common shares outstanding—basic and diluted (unaudited)			55,322		68,324

The accompanying notes are an integral part of these consolidated financial statements.

TransMedics, Inc.

(a development stage enterprise)

Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Period from Inception (August 28, 1998) through September 29, 2007

	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Series D Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Other Comprehensive Income	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Par value		Shares	Amount
	(in thousands, except share amounts)
Issuance of restricted common stock in 1998 and 1999	—	$ —	—	$ —	—	$ —	—	$—	1,763,440	$ —	$1	—	$ —	$ —	—	$1
Issuance of common stock upon exercise of options									1,822		1					1
Acquisition of common stock due to restricted stock forfeiture in June 2000 and February 2001												76,387				—
Issuance of preferred stock, net of issuance costs of $63, in June 2000	2,080,088	8,257
Issuance of preferred stock, net of issuance costs of $323, fair value of warrants issued of $78 and common shares issued upon conversion of notes payable in 2003			26,318,569	25,917					2,865,870	—	78					78
Accretion to redemption value of preferred stock during 2000, 2001, 2002 and 2003		44		110							(80)				(74)	(154)
Net loss															(14,130)	(14,130)

Balance at December 31, 2003	2,080,088	8,301	26,318,569	26,027	—	—	—	—	4,631,132	—	—	76,387	—	—	(14,204)	(14,204)

TransMedics, Inc.

(a development stage enterprise)

Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)—(continued)

Period from Inception (August 28, 1998) through September 29, 2007

	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Series D Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Other Comprehensive Income	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Par value		Shares	Amount
	(in thousands, except share amounts)
Issuance of preferred stock			1,250,000	$1,250
Accretion to redemption value of preferred stock for accrued dividends		13		2,211											$(2,224)	$(2,224)
Accretion to redemption value of preferred stock for issuance costs				65											(65)	(65)
Accretion of fair value of warrants issued with preferred stock				16											(16)	(16)
Net loss															(7,896)	(7,896)

Balance at December 31, 2004	2,080,088	8,314	27,568,569	29,569	—	—	—	—	4,631,132	—	—	76,387	—	—	(24,405)	(24,405)
Issuance of common stock upon exercise of options									45,833	—	10					10
Issuance of restricted common stock									75,000	1	6					7
Issuance of preferred stock			300,000	300												—
Issuance of preferred stock, net of issuance costs of $192					1,148,544	1,308										—
Accretion to redemption value of preferred stock for issuance costs		6		64		7					(16)				(61)	(77)

TransMedics, Inc.

(a development stage enterprise)

Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)—(continued)

Period from Inception (August 28, 1998) through September 29, 2007

	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Series D Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Other Comprehensive Income	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Par value		Shares	Amount
	(in thousands, except share amounts)
Accretion to redemption value of preferred stock for accrued dividends				$2,215		$12									$(2,227)	$(2,227)
Accretion of fair value of warrants issued with preferred stock				16											(16)	(16)
Net loss															(17,370)	(17,370)

Balance at December 31, 2005	2,080,088	8,320	27,868,569	32,164	1,148,544	1,327	—	—	4,751,965	1	—	76,387	—	—	(44,079)	(44,078)
Issuance of common stock upon exercise of options									571,819	—	$58					58
Issuance of preferred stock, net of issuance costs of $216					21,630,936	28,250
Accretion to redemption value of preferred stock for accrued dividends				2,223		2,031					(376)				(3,878)	(4,254)
Accretion to redemption value of preferred stock for issuance costs				65											(65)	(65)
Accretion of fair value of warrants issued with preferred stock				16											(16)	(16)
Accretion of issuance financing costs for preferred stock						43									(43)	(43)
Stock-based compensation expense											318					318
Net loss															(17,554)	(17,554)

Balance at December 30, 2006	2,080,088	8,320	27,868,569	34,468	22,779,480	31,651	—	—	5,323,784	1	—	76,387	—	—	(65,635)	(65,634)

TransMedics, Inc.

(a development stage enterprise)

Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)—(continued)

Period from Inception (August 28, 1998) through September 29, 2007

	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Series D Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Other Comprehensive Income	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Par value		Shares	Amount
	(in thousands, except share amounts)
Issuance of common stock upon exercise of options									650,980	—	$69				—	$69
Issuance of preferred stock—net of issuance costs of $1,462							13,709,677	$24,039
Accretion to redemption value of preferred stock for accrued dividends				$1,667		$1,780		1,017			(481)				$(3,983)	(4,464)
Accretion to redemption value of preferred stock for issuance costs				48		33		198							(279)	(279)
Accretion of fair value of warrants issued with preferred stock				12											(12)	(12)
Stock-based compensation expense											412				—	412
Cumulative translation adjustment														$65	—	65
Net loss															(18,255)	(18,255)

Balance at September 29, 2007 (unaudited)	2,080,088	$8,320	27,868,569	$36,195	22,779,480	$33,464	13,709,677	$25,254	5,974,764	$1	$ —	76,387	$ —	$65	$(88,164)	$(88,098)

The accompanying notes are an integral part of these consolidated financial statements.

TransMedics, Inc.

(a development stage enterprise)

Consolidated Statements of Cash Flows

	Years Ended December 31,		Fiscal Year Ended December 30, 2006	Fiscal Nine Months Ended		Period from Inception (August 28, 1998) through September 29, 2007
				September 30, 2006	September 29, 2007
	2004	2005
				(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Cash flows from operating activities
Net loss	$(7,896)	$(17,370)	$(17,554)	$(13,100)	$(18,255)	$(75,205)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	132	284	381	278	477	1,937
Noncash interest on convertible notes	—	—	—	—	—	225
Stock-based compensation expense	—	—	318	21	412	730
Loss on disposal of asset	—	—	8	—	—	8
Deferred rent	309	1,020	143	(62)	(4)	1,467
Changes in assets and liabilities
Increase in inventory	—	—	(797)	—	(2,283)	(3,080)
Increase in prepaid expenses and other current assets	(96)	(21)	(23)	(128)	(121)	(280)
Increase (decrease) in other long-term assets	34	(2)	(57)	—	16	(45)
Increase (decrease) in accounts payable	278	(355)	347	(12)	408	1,452
Increase (decrease) in accrued expenses	992	(490)	967	1,058	2,174	3,766

Net cash used in operating activities	(6,247)	(16,934)	(16,267)	(11,945)	(17,176)	(69,025)

Cash flows from investing activities
Purchases of property, plant, and equipment	(1,074)	(146)	(1,002)	(537)	(1,112)	(3,978)
Proceeds from sale of property, plant and equipment	—	—	—			15
Purchase of marketable securities	—	—	(7,856)	(7,869)	(15,950)	(23,806)
Sales of marketable securities	—	—	5,056	2,100	11,500	16,556
Restricted cash	(500)	—	—	—	—	(500)

Net cash used in investing activities	(1,574)	(146)	(3,802)	(6,306)	(5,562)	(11,713)

Cash flows from financing activities
Proceeds from convertible promissory notes and long-term debt	599	1,005	1,300	741	—	8,093
Principal payments on long-term debt and capital lease obligations	(121)	(465)	(612)	(436)	(651)	(2,391)
Deferred initial public offering costs	—	—	—	—	(1,559)	(1,559)
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	1,250	1,608	28,250	28,250	24,039	84,618
Proceeds from issuance of common stock	—	17	58	49	68	145

Net cash provided by financing activities	1,728	2,165	28,996	28,604	21,897	88,906

Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	11	11
Net (decrease) increase in cash and cash equivalents	(6,093)	(14,915)	8,927	10,353	(830)	8,179

Cash and cash equivalents, beginning of period	21,090	14,997	82	82	9,009	—

Cash and cash equivalents, end of period	$14,997	$82	$9,009	$10,435	$8,179	$8,179

Supplemental disclosure of noncash investing and financing activities
Acquisition of property and equipment under capital leases	$—	$85	$—	$—	$—	$216
Conversion of notes payable plus accrued interest into Series A redeemable convertible preferred stock	—	—	—	—	—	320
Conversion of notes payable plus accrued interest into Series B redeemable convertible preferred stock	—	—	—	—	—	4,462

Supplemental disclosure of cash flow information
Interest paid on loans and capital leases	24	106	133	98	119	487

The accompanying notes are an integral part of these consolidated financial statements.

TransMedics, Inc.

(a development stage enterprise)

Notes to Consolidated Financial Statements

(dollars in thousands, except per share amounts)

1. Nature of the Business

TransMedics, Inc. (the “Company”) was incorporated in the State of Delaware in August 1998. The Company is a medical device company focused on developing and commercializing a proprietary system to enable transplantation of beating hearts and other functioning organs. Since its inception, the Company has devoted substantially all of its efforts to the design and development of its Organ Care System, recruiting management and technical staff, acquiring operating assets and raising capital. Accordingly, the Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises.

The Company is subject to risks common to other companies of similar size in its industry including, but not limited to, new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, clinical trials, regulatory approval, uncertainty of market acceptance of products and the need to obtain additional financing.

The Company has incurred losses since inception. As of September 29, 2007, the Company had a deficit accumulated during the development stage of $88.2 million. The Company may require cash to meet operating expenses and for capital expenditures and principal and interest payments on debt. To date, the Company has funded cash requirements primarily with proceeds from the sale of equity securities and from equipment financing. To the extent capital resources are insufficient to fund future operating losses, the Company will need to finance cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. Additional equity or debt financing, or corporate collaboration and licensing arrangements, may not be available on acceptable terms, if at all. If adequate funds are not available, the Company may be required to delay, reduce the scope of or eliminate research and development programs or reduce planned commercialization efforts.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Beginning with 2006, the Company adopted a fiscal year that ends on the last Saturday in December with interim periods ending on the Saturday closest to the 30th of March, June, and September. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary after the elimination of all intercompany accounts and transactions. The financial statements of the Company’s foreign subsidiary are translated in accordance with SFAS No. 52, Foreign Currency Translation. The functional currency for the Company’s foreign subsidiary is the local currency. For financial reporting purposes, assets and liabilities of the subsidiary are translated into U.S. dollars using period-end exchange rates. Expense accounts are translated at the average rates in effect during the period. The effects of foreign currency translation adjustments are included in accumulated other comprehensive income as a component of stockholders’ equity (deficit). Transaction gains (losses) for all of the periods presented were not material.

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of September 29, 2007, the consolidated statements of operations and of cash flows for the fiscal nine months ended September 30, 2006 and September 29, 2007, and the consolidated statements of redeemable convertible preferred stock and stockholders’ equity (deficit) for the

TransMedics, Inc.

(a development stage enterprise)

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, except per share amounts)

fiscal nine months ended September 29, 2007 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position at September 29, 2007 and results of operations and cash flows for the fiscal nine months ended September 30, 2006 and September 29, 2007. The financial data and other information disclosed in these notes to the consolidated financial statements related to the fiscal nine-month periods are unaudited. The results for the fiscal nine months ended September 29, 2007 are not necessarily indicative of the results to be expected for the year ending December 29, 2007 or for any other interim period or for any other future period.

Unaudited Pro Forma Stockholders’ Equity

In August 2007, the board of directors authorized management to file a registration statement with the Securities and Exchange Commission for the Company to sell shares of its common stock to the public. If the initial public offering is completed under the terms presently anticipated, all of the Company’s Series A, B, C and D redeemable convertible preferred stock outstanding as of September 29, 2007, will automatically convert into 67,458,328 shares of common stock and the outstanding warrants for redeemable convertible preferred stock will become warrants for common stock as of the closing of the offering. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the redeemable convertible preferred stock, is set forth on the accompanying consolidated balance sheet as of September 29, 2007.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Changes in estimates are recorded in the period in which they become known.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original or remaining maturity at the date of purchase of three months or less to be cash equivalents. The cash balance at December 30, 2006 excludes $500 of restricted cash used as a long-term deposit for a facility under lease. See Note 14 for details on the restricted cash amount.

Short-Term Investments

Investments with remaining maturities of twelve months or less are classified as short-term investments. The Company classifies marketable securities as available-for-sale in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company invests its excess cash balances in short-term marketable auction rated debt securities. These securities are carried at fair market value with unrealized gains and losses reported as a component of other comprehensive gain or loss in stockholders’ equity (deficit). The Company had no unrealized gains or losses as of December 31, 2005, December 30, 2006 or September 29, 2007.

TransMedics, Inc.

(a development stage enterprise)

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, except per share amounts)

Inventories

The Company expenses all costs associated with manufacturing products as research and development prior to obtaining regulatory approval to market and sell its products. Upon obtaining regulatory approval, the Company capitalizes inventory which can be used for both commercial sale and in clinical trials. The Company values inventory at the lower of the cost or market value. The Company determines cost using the first-in, first-out method.

The Company analyzes its inventory levels periodically and writes down to its net realizable value:

•	inventory that has become obsolete;

•	inventory that has a cost basis in excess of its expected net realizable value; and

•	inventory in excess of expected requirements.

Concentration of Credit Risk

Financial instruments that subject the Company to credit risk consist primarily of cash, cash equivalents and short-term investments. The Company places its cash and cash equivalents in accredited financial institutions.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, short-term investments, accounts payable and other accrued expenses, approximate their fair values due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of notes payable and capital lease obligations approximates fair value.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Property and equipment held under capital leases, which involve a transfer of ownership, are amortized over the estimated useful life of the asset. Other property and equipment held under capital leases and leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred. Research and development expenses include direct costs for salaries, employee benefits, subcontractors, facility related expenses, depreciation, clinical trial related costs, and stock-based compensation related to employees involved in the Company’s research and development.

TransMedics, Inc.

(a development stage enterprise)

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, except per share amounts)

Accounting for Stock-Based Compensation

On January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), Share Based Payment (“SFAS 123(R)”), which require companies to expense the estimated fair value of employee stock options and similar awards based on the fair value of the award on the date of grant. The cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period.

The Company adopted SFAS No. 123(R) using the prospective transition method that applies to awards granted, modified or canceled subsequent to the date of adoption. Prior periods were not revised for comparative purposes, and existing options continue to be accounted for in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), unless such options are modified, repurchased or canceled after the adoption date. Prior to January 1, 2006, the Company accounted for employee stock options using the intrinsic value method and using the minimum value method for its pro forma disclosures under SFAS No. 123, Accounting for Stock Based Compensation. As a result, options granted prior to the adoption of SFAS No. 123(R) will continue to be accounted for in accordance with APB 25 unless such options are modified, repurchased or canceled after January 1, 2006.

See Note 11 for a discussion of the Company’s stock-based compensation plans and assumptions used in determining stock-based compensation expense.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. The Company’s outstanding common stock options, unvested restricted stock, warrants and redeemable convertible preferred stock are excluded from the computation of diluted net loss per share as they are antidilutive.

Other Comprehensive Income (Loss)

SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. For each of the years ended December 31, 2004 and 2005 and December 30, 2006 and the fiscal nine months ended July 1, 2006, there was no difference between the net loss and comprehensive loss. For the fiscal nine months ended September 29, 2007 and the period from August 28, 1998 (date of inception) to September 29, 2007, the comprehensive loss was $18,190 and $75,140, respectively.

Segment Reporting

SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments in annual financial statements and in interim financial reports issued to stockholders. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by the chief operating decision-maker, or decision making group, in deciding how to allocate resources to an individual segment and in assessing performance of the segment. The Company believes that it operates in one segment, which is the business of developing and commercializing the Organ Care System. Substantially all of the Company’s long-lived assets for all periods are located in the United States.

TransMedics, Inc.

(a development stage enterprise)

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, except per share amounts)

Income Taxes

Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Recent Accounting Pronouncements

On December 31, 2006, the first day of the fiscal year ended December 29, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN No. 48”). FIN No. 48 requires the Company to recognize in its financial statements the impact of a tax position if that position is more likely than not to be sustained upon examination, based on the technical merits of the position. The adoption of FIN No. 48 did not have an impact on the Company’s financial position, results of operations or cash flows. At the adoption date, the Company had no unrecognized tax benefits.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in GAAP and expands disclosure related to the use of fair value measures in financial statements. SFAS No. 157 does not expand the use of fair value measures in financial statements, but standardizes its definition and guidance in GAAP. The Standard emphasizes that fair value is a market-based measurement and not an entity-specific measurement based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). SFAS No. 157 establishes a fair value hierarchy from observable market data at the highest level, to fair value based on an entity’s own fair value assumptions, at the lowest level. SFAS No. 157 will be effective for the Company beginning in 2008. The Company is currently evaluating the impact, if any, that the adoption of SFAS No. 157 will have on its financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an Amendment of FASB Statement No. 115 (“SFAS No. 159”), which permits, but does not require, entities to measure certain financial instruments and other assets and liabilities at fair value on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option has been elected should be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company as of January 1, 2008 and cannot be adopted early unless SFAS No. 157 is also adopted. The Company is currently evaluating the impact, if any, the adoption of SFAS No. 159 may have on its financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141(R) “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. SFAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective as of the beginning of the Company’s fiscal year beginning after December 15, 2008. The Company is in the process of evaluating the impact this new pronouncement will have on the Company’s financial statements in future periods.

TransMedics, Inc.

(a development stage enterprise)

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, except per share amounts)

3. Net Loss Per Common Share

The Company’s outstanding common stock options, unvested restricted stock, warrants and redeemable convertible preferred stock are excluded from the computation of diluted net loss per share as they are antidilutive. The following redeemable convertible preferred stock, unvested restricted stock, warrants to purchase redeemable convertible preferred stock, and options and warrants to purchase common stock have been excluded from the computation of diluted net loss per share:

	Year Ended December 31,		Fiscal Year Ended December 30, 2006	Fiscal Nine Months Ended September 30, 2006	Fiscal Nine Months Ended September 29, 2007	Period from Inception (August 28, 1998) through September 29, 2007
	2004	2005
				(unaudited)	(unaudited)	(unaudited)
Stock options	87,418	3,207,541	5,409,115	3,527,709	4,449,302	4,449,302
Unvested restricted stock	—	37,500	25,000	25,000	71,261	71,261
Warrants to purchase common stock	2,839,479	2,824,129	2,862,243	2,857,960	2,862,243	2,862,243
Warrants to purchase preferred stock	11,981	38,544	38,544	38,544	38,544	38,544
Redeemable convertible preferred stock	29,648,657	31,148,656	53,748,657	53,748,657	67,458,328	67,458,328

	32,587,535	37,256,370	62,083,559	60,197,870	74,879,678	74,879,678

TransMedics, Inc.

(a development stage enterprise)

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, except per share amounts)

Pro Forma Net Loss Per Share (Unaudited)

The calculation of unaudited pro forma basic and diluted net loss per share assumes the conversion of all shares of Series A, B, C and D redeemable convertible preferred stock into shares of common stock using the as-if-converted method as of the beginning of each period presented below, or the date of issuance, if later.

	Fiscal Year Ended December 30, 2006	Fiscal Nine Months Ended September 29, 2007

	(unaudited)	(unaudited)
Numerator
Net loss attributable to common stockholders	$(21,932)	$(23,011)

Denominator for basic and diluted net loss per share attributable to common stockholders (in thousands of shares)	4,980	5,554

Net loss per share attributable to common stockholders—basic and diluted	$(4.40)	$(4.14)

Pro forma numerator
Net loss attributable to common stockholders	(21,932)	(23,011)
Add: Accretion of preferred stock	4,378	4,756

Pro forma net loss	$(17,554)	$(18,255)

Denominator for basic and diluted net loss per share attributable to common stockholders (in thousands of shares)	4,980	5,554
Add: Pro forma adjustment to reflect assumed weighted average effect of conversion of redeemable convertible preferred stock (in thousands of shares)	50,342	62,770

Denominator for pro forma basic and diluted net loss per share (in thousands of shares)	55,322	68,324

Pro forma net loss per share—basic and diluted	$(0.32)	$(0.27)

TransMedics, Inc.

(a development stage enterprise)

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, except per share amounts)

4. Property and Equipment

Property and equipment consist of the following:

	Estimated Useful Life (Years)	As of
		December 31, 2005	December 30, 2006	September 29, 2007
				(unaudited)
Computer equipment	3 years	$366	$276	$356
Construction-in-progress	None	—	587	33
Leasehold improvements	Shorter of the estimated useful life of the asset or the life of the lease	336	336	1,263
Laboratory equipment	3 years	946	967	1,178
Office equipment	5 years	89	37	167
Manufacturing equipment	5 years	49	139	399
Software	3 years	245	376	434
Less—accumulated depreciation and amortization		(1,066)	(1,140)	(1,616)

Property and equipment, net		$965	$1,578	$2,214

At December 31, 2005 and 2006, property and equipment under capital leases consist of computer equipment, office equipment, and laboratory equipment with a cost basis of $85. Accumulated depreciation of such equipment totaled $7 and $24, for the year ended December 31, 2005 and the fiscal year ended December 30, 2006, respectively.

Depreciation expense for the years ended December 31, 2004 and 2005 and the fiscal year ended December 30, 2006 and for the cumulative period from August 28, 1998 (date of inception) to September 29, 2007 was $132, $284, $381 and $1,937, respectively. Depreciation expense for the fiscal nine-month periods ended September 30, 2006 and September 29, 2007 was $278 and $477, respectively.

Certain fixed assets in the amount of $1,413 and $978 have been pledged as collateral for long-term debt and capital lease obligations in 2005 and 2006, respectively.

5. Inventories

Inventory consists of the following:

	As of December 31,		As of September 29, 2007
	2005	2006
			(unaudited)
Raw materials	$—	$655	$1,231
Work in progress	—	142	835
Finished goods	—	—	1,068

	$—	$797	$3,134

TransMedics, Inc.

(a development stage enterprise)

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, except per share amounts)

6. Accrued Expenses

Accrued expenses consist of the following:

	As of
	December 31, 2005	December 30, 2006	September 29, 2007
			(unaudited)
Accrued other	$250	$495	$884
Accrued professional fees	178	340	1,074
Accrued payroll	197	757	1,808

	$625	$1,592	$3,766

7. Long-term debt

Credit Line

In December 2004, the Company arranged for borrowings from a financial institution to finance the purchase of up to $4,000 of equipment. All borrowings are collateralized by fixed assets purchased by the Company including, but not limited to, laboratory, manufacturing and office equipment, including furniture and fixtures. The Company had outstanding borrowings pursuant to this arrangement of $1,226, $986 and $530 at weighted average interest rates of 9.08%, 9.10% and 9.14% as of December 31, 2005, December 30, 2006 and September 29, 2007, respectively. The borrowings are required to be repaid in monthly installments over four-year periods. The Company’s ability to borrow under this arrangement expired on December 31, 2005.

In connection with the borrowings from its lender in 2004, the Company issued a warrant to purchase 38,544 shares of its Series B redeemable convertible preferred stock. Refer to Note 10 for further details of these warrants to purchase preferred stock.

In March 2006, the Company received a non-binding proposal from a financial institution to provide financing of up to an aggregate principal amount of $4,000. The proposal indicated that any amounts provided by the lender would be collateralized by fixed assets purchased by the Company including, but not limited to, laboratory, manufacturing and office equipment, including furniture and fixtures. The Company’s ability to borrow under this non-binding proposal is subject to the discretion of the lender and expires on December 31, 2007. The Company had outstanding borrowings pursuant to this arrangement of $950 and $764, at a weighted average interest rate of 10.16% and 10.15% as of December 30, 2006 and September 29, 2007, respectively. The debt is required to be repaid in monthly installments over four-year periods.

In connection with the borrowings from its lender in 2006, the Company issued a warrant to purchase 38,114 shares of common stock and agreed to issue warrants to purchase up to an additional 23,142 shares in the event of additional borrowings pursuant to this arrangement.

TransMedics, Inc.

(a development stage enterprise)

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, except per share amounts)

Long-term debt repayments as of December 30, 2006 are due as follows:

2007	$1,010
2008	685
2009	344
2010	155

2,194
Less amount representing interest	(259)

Total principal payments	$1,935

8. Redeemable Convertible Preferred Stock

As of September 29, 2007, the Company had the following redeemable convertible preferred stock outstanding: Series A redeemable convertible preferred stock (“Series A Preferred”), Series B redeemable convertible preferred stock (“Series B Preferred”), Series C redeemable convertible preferred stock (“Series C Preferred”) and Series D redeemable convertible preferred stock (“Series D Preferred”).

On June 30, 2000, the Company issued 2,080,088 shares of Series A Preferred (the number of shares has been adjusted to effect a 1:4 reverse stock split of the Series A Preferred). All references to Series A Preferred share and per share amounts have been restated to reflect the reverse stock split.

In December 2003, the Company issued 26,318,569 shares of Series B Preferred, 2,865,870 shares of common stock and warrants to purchase 2,270,000 shares of common stock for total consideration of $21.8 million and the conversion of $4.5 million of convertible promissory notes. In January 2004, the Company issued an additional 1,250,000 shares of Series B Preferred for $1.3 million.

On July 28, 2005, the Company amended the Series B Preferred purchase agreement to sell an additional 300,000 shares of Series B Preferred for $1.00 per share.

On November 23, 2005, the Company entered into a purchase agreement to sell up to an aggregate of 22,779,480 shares of Series C Preferred. Pursuant to the agreement, the Company sold 1,148,544 shares of Series C Preferred on November 23, 2005 for an aggregate purchase price of approximately $1.5 million. In January and February 2006, the Company sold 21,630,936 additional shares of Series C Preferred for an aggregate purchase price of $28.3 million.

On April 2, 2007, the Company issued 13,709,677 shares of Series D Preferred for a purchase price of $1.86 per share for gross proceeds of $25.5 million.

The Series A Preferred, Series B Preferred, Series C Preferred and Series D Preferred (collectively the “Series Preferred Stock”) have the following rights, preferences, and privileges:

TransMedics, Inc.

(a development stage enterprise)

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, except per share amounts)

Voting

The holders of the Series Preferred Stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each holder of Series Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which each share of Series Preferred Stock is convertible at the time of such vote.

Dividends

Cumulative dividends on the Series D Preferred, Series C Preferred and Series B Preferred accrue daily at the rate of 8% per annum of the purchase price per share of $1.86, $1.306, and $1.00 for the Series D Preferred, Series C Preferred and Series B Preferred, respectively, from the date of original issuance of such shares whether or not declared. The cumulative dividends on Series D Preferred are payable in preference and priority to any payment of any dividends on Series C Preferred, Series B Preferred, Series A Preferred and common stock. The cumulative dividends on Series C Preferred are payable in preference and priority to any payment of any dividend on Series B Preferred, Series A Preferred and common stock. The cumulative dividends on Series B Preferred are payable in preference and priority to any payment of any dividend on Series A Preferred or common stock. The Series D Preferred, Series C Preferred and Series B Preferred cumulative dividends are payable (i) when and as declared by the Board of Directors of the Corporation, (ii) upon liquidation, and (iii) upon redemption. As of September 29, 2007, no dividends had been declared or paid by the Company. Any declared dividends on Series A Preferred are payable in preference and priority to payment of any dividend on common stock.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the holders of the Series D Preferred, Series C Preferred, Series B Preferred and Series A Preferred shall be entitled to receive, out of the assets of the Company available for distribution, an amount per share equal to the original issue price of each Series Preferred Stock, plus any declared but unpaid dividends for Series A Preferred, Series B Preferred, Series C Preferred and Series D Preferred and all unpaid cumulative dividends, whether or not declared, for Series D Preferred, Series C Preferred and Series B Preferred. The original issue price of the Series D Preferred, Series C Preferred, Series B Preferred and Series A Preferred is $1.86, $1.306, $1.00 and $4.00 per share, respectively (subject to adjustment in the event of any stock dividend, stock split, combination, reorganization, recapitalization, reclassification or similar event affecting each share). In the event that the proceeds distributed to the holders of the Series Preferred Stock are insufficient to permit the payment to such holders for the full preferential amount, then the holders of Series D Preferred shares will be paid in full, prior to payments to the holders of Series C Preferred, Series B Preferred and Series A Preferred. The holders of Series C Preferred will be paid in full before the holders of Series B Preferred and Series A Preferred, and the holders of Series B Preferred will be paid in full before the holders of Series A Preferred.

After the payment of all preferential amounts required to be paid to the holders of the Series Preferred Stock, the remaining assets of the Company available for distribution will be distributed among the holders of the shares of Series Preferred Stock along with the holders of common stock as if the shares of Series Preferred Stock were converted to common stock immediately prior to the liquidation event.

TransMedics, Inc.

(a development stage enterprise)

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, except per share amounts)

Conversion

Each share of Series Preferred Stock, at the option of the holder thereof, is convertible into a number of fully paid shares of common stock as determined by dividing the respective preferred stock issue price by the applicable conversion price in effect at the time. The conversion prices of the Series D Preferred, Series C Preferred, Series B Preferred and Series A Preferred are $1.86, $1.25, $1.00 and $4.00 per share respectively. The conversion prices for all Series Preferred Stock are subject to adjustment in accordance with antidilution provisions contained in the Company’s Certificate of Incorporation. All shares of Series Preferred Stock shall automatically convert into shares of common stock upon the closing of a firm commitment underwritten public offering in which the public offering price per share equals or exceeds $2.33 on or prior to April 2, 2008 or $3.72 thereafter (adjusted to reflect stock dividends, stock splits or recapitalization) and in which the aggregate gross proceeds to the Company is not less than $50,000. At December 30, 2006, 67,458,328 shares of the Company’s common stock were reserved for issuance upon the conversion of the Series Preferred Stock.

Redemption

Upon the event of a voluntary or involuntary liquidation of the Company, the Series D Preferred, Series C Preferred, Series B Preferred and Series A Preferred are redeemable by the holders thereof for an amount equal to the original purchase price per share plus any cumulative dividends and any dividends declared but unpaid on such shares. The holders of at least 60% of the voting power of the outstanding Series Preferred Stock may require, anytime after November 23, 2010, the Company to redeem the Series D Preferred, Series C Preferred, Series B Preferred and Series A Preferred in three annual installments by paying in cash a sum equal to the applicable original purchase price of the shares plus any cumulative dividends, whether or not declared, and any dividends declared but unpaid on such shares. If the Company does not have sufficient funds legally available to redeem all shares of Series Preferred Stock, then the Company shall redeem such shares in order of liquidation preference. The redemption preference on Series D Preferred is payable in preference and priority to any payment on Series C Preferred, Series B Preferred and Series A Preferred. The redemption preference on Series C Preferred is payable in preference and priority to any payment on Series B Preferred and Series A Preferred. The redemption preference on Series A Preferred is payable only after the redemption preferences for the Series D Preferred, Series C Preferred, and Series B Preferred are paid in full.

9. Common Stock

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding.

TransMedics, Inc.

(a development stage enterprise)

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, except per share amounts)

10. Warrants

At December 30, 2006, the Company had outstanding warrants to purchase 38,544 shares of Series B Preferred and outstanding warrants to purchase 2,862,243 shares of common stock. All warrants to purchase common stock and to purchase preferred stock were vested and exercisable by the holders on the grant date. The fair value of all warrants was calculated using a Black-Scholes model. With the exception of the common stock warrants issued with the Series B Preferred in 2003, the fair value of all warrants issued was immaterial. The fair value of common stock warrants issued in connection with the Series B Preferred was estimated on the grant date in 2003 using the following assumptions: risk-free interest rate of 3.75%, no dividend yield, exercise price and stock price of $0.05 per share and an estimated warrant life of seven years. The fair value of the common stock warrants issued with the Series B Preferred were recorded as a discount of $78 from the proceeds and, are being accreted over five years back to redemption value.

The warrants to purchase 38,544 shares of Series B Preferred were granted in 2004 and 2005 in connection with entering into a line of credit agreement and borrowings under that agreement. Under SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, freestanding warrants that are related to the Company’s convertible preferred stock are classified as liabilities. Preferred stock warrants are subject to remeasurement at each balance sheet date and any change in fair value is recognized in the consolidated statement of operations. Through December 30, 2006 and September 29, 2007, the fair value of the Company’s freestanding warrants to purchase preferred stock were immaterial. The Company will adjust the liability for changes in fair value until the earlier of the exercise or expiration of the preferred stock warrants at which time the liability will be reclassified to stockholders’ equity (deficit). Upon the completion of an initial public offering, the preferred stock warrants become warrants exercisable for common stock and, accordingly, the liability, if any will be reclassified to stockholders’ equity (deficit).

The characteristics of each warrant outstanding at September 29, 2007 are summarized in the following table.

Issuance Year	Shares Subject to Series B Preferred Stock Warrant	Shares Subject to Common Stock Warrant	Exercise Price Per Share
2001		4,129	$4.00
2003		2,820,000	$0.05
2004	11,981		$1.00
2005	26,563		$1.00
2006		38,114	$1.306

TransMedics, Inc.

(a development stage enterprise)

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, except per share amounts)

11. Stock Incentive Plan

In 2004, the Company adopted the 2004 Stock Incentive Plan (the “2004 Plan”) superseding the 2000 stock option/stock issuance plan adopted in 2000, under which 6,536,980 shares of the Company’s common stock were reserved for issuance to employees, directors, officers and consultants. In 2005 and 2007, the 2004 Plan was amended to increase the number of shares of the Company’s common stock reserved for issuance under the plan to 8,536,980 and 11,536,980, respectively. Stock purchase rights may be granted under the 2004 Plan. Incentive stock options may only be granted to employees. The Board of Directors or a committee thereof determines the exercise price and the period over which options become exercisable. As per the terms of the 2004 plan , the term of all options that have been granted to date is 10 years.

Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with APB 25 and related interpretation. For periods prior to December 31, 2005, the Company complied with the disclosure only provisions required by SFAS No. 123 and SFAS No. 148. Effective January 1, 2006, the Company adopted SFAS No. 123R using the prospective-transition method.

The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model. The expected life assumption is based on the expected life assumptions of similar entities. The expected volatility of the Company’s common stock is based on the historical, six-year volatility of select companies in the Company’s industry that have been public for a period of time that approximates the expected life of the Company’s stock options and are comparable in terms of market capitalization and financial position. The risk-free interest rate is the yield currently available on U.S. Treasury zero-coupon issues with a remaining term approximating the expected term used as the input to the Black-Scholes model. The relevant data used to determine the value of the stock option grants is as follows:

	Year Ended December 31,		Fiscal Year Ended December 30, 2006	Fiscal Nine Months Ended
	2004	2005		September 30, 2006	September 29, 2007
				(unaudited)	(unaudited)
Weighted average risk-free interest rate	*	4.1%	5.0%	5.0%	*
Expected life in years	*	7.0	5.9	5.9	*
Expected volatility	*	0.0%	80.0%	80.0%	*
Expected dividends	*	0.0%	0.0%	0.0%	*

*	The Company did not grant any stock options during the year ended December 31, 2004 or the fiscal nine months ended September 29, 2007.

TransMedics, Inc.

(a development stage enterprise)

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, except per share amounts)

In connection with the preparation of the consolidated financial statements for the fiscal year ended December 30, 2006, the Company retrospectively analyzed the fair value of common stock at August 30, 2006 and November 16, 2006. The following table summarizes information relating to stock options granted during fiscal 2006.

Grant Date	Number of Shares Subject to Options Granted	Exercise Price	Fair Value of Common Stock	Intrinsic Value per Option
August 30, 2006	1,302,000	$0.125	$0.48	$0.355
November 16, 2006	1,646,219	$0.125	$0.69	$0.565

The Company recognized stock-based compensation expense as follows:

	Fiscal Year Ended December 30, 2006	Fiscal Nine Months Ended		Period from August 22, 1998 (Date of Inception) to September 29, 2007
		September 30, 2006	September 29, 2007
		(unaudited)	(unaudited)	(unaudited)
Research and development expense	$60	$17	$91	$151
Selling, general and administrative expense	258	4	321	579

	$318	$21	$412	$730

The following table summarizes the stock option activity under the 2004 Plan:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value as of December 30, 2006
Inception of the Company	—	$—
Granted	216,740	$0.38
Exercised	(1,822)	$0.40
Forfeited or canceled	(127,500)	$0.40

Outstanding at December 31, 2004	87,418	$0.35

Granted	3,343,040	$0.12
Exercised	(45,833)	$0.21
Forfeited or canceled	(177,084)	$0.10

Outstanding at December 31, 2005	3,207,541	$0.13

Granted	2,948,219	$0.13
Exercised	(571,819)	$0.10
Forfeited or canceled	(174,826)	$0.10

Outstanding at December 30, 2006	5,409,115	$0.13	8.8	3,033

Granted	—	$—
Exercised	(650,980)	$0.10
Forfeited or canceled	(308,833)	$0.10

Outstanding at September 29, 2007 (unaudited)	4,449,302	$0.13

Options exercisable at December 30, 2006	1,975,772	$0.14	8.1	1,081

TransMedics, Inc.

(a development stage enterprise)

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, except per share amounts)

In addition to the options listed in the table above, during 2005, the Company issued 75,000 shares of restricted stock under the 2004 Plan at a purchase price of $0.10 per share. At December 30, 2006, the Company had 75,000 shares of common stock, par value $0.0001 per share, that were subject to a stock restriction agreement (the “Restriction Agreement”) of which 25,000 were subject to repurchase. Pursuant to the Restriction Agreement, the Company has the right to repurchase any unvested shares of common stock in the event of termination of services to the Company. Shares subject to the Restriction Agreement are subject to repurchase rights that lapse annually.

During the fiscal nine months ended September 29, 2007, the Company issued an additional 69,442 shares of restricted stock upon exercise of an option. At September 29, 2007, there were a total of 71,261 shares of restricted stock subject to repurchase.

The aggregate intrinsic value was calculated based on the positive difference between the estimated fair value of the Company’s common stock on December 30, 2006 of $0.69 per share and the exercise price per share of the underlying options.

The weighted average grant-date fair value of stock options was $0.05 per share and $0.53 per share for the year ended December 31, 2005 and the fiscal year ended December 30, 2006, respectively.

The total intrinsic value of stock options exercised was $337 for the fiscal year ended December 30, 2006. The total intrinsic value of stock options exercised prior to December 31, 2005 was not material.

Total unrecognized stock-based compensation expense for all stock-based awards was approximately $1,245 at December 30, 2006, of which $549 is expected to be recognized in 2007, $312 in 2008, $298 in 2009 and $86 in 2010.

The following table summarizes information about stock options outstanding at December 30, 2006:

	Options Outstanding		Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Exercisable
$0.100	2,165,978	7.97	1,281,067
$0.125	2,948,219	9.60	437,287
$0.286	34,918	3.47	34,918
$0.400	260,000	6.59	222,500

	5,409,115		1,975,772

TransMedics, Inc.

(a development stage enterprise)

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, except per share amounts)

12. Income Taxes

The Company has generated losses since inception. Accordingly, there is no tax provision or benefit for any periods presented.

Deferred tax assets (liabilities) consist of the following:

	As of
	December 31, 2005	December 30, 2006
Net operating loss carryforwards	$6,300	$9,389
Research and development tax credit carryforwards	1,113	1,671
Accruals	100	67
Capitalized research and development expenses (net)	8,384	12,142
Fixed assets	469	366
Deferred rent	535	587

Gross deferred tax assets	16,901	24,222
Deferred tax asset valuation allowance	(16,901)	(24,222)

Net deferred tax asset	$—	$—

As of December 30, 2006, the Company had federal and state net operating loss (“NOL”) carryforwards of approximately $23.8 million and $19.6 million, respectively, which may be available to reduce future taxable income. The federal carryforwards expire at various dates from 2018 through 2026. The state carryforwards expire at various dates from 2007 through 2011. In addition, the Company had federal and state research and development tax credit carryforwards of approximately $1.2 million and $0.7 million, respectively, available to reduce future tax liabilities which expire from 2014 through 2026. As required by SFAS No. 109, management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are comprised principally of NOL carryforwards and capitalized research and development expenses. Management has determined that it is more likely than not that the Company will not recognize the benefits of federal and state deferred tax assets and, as a result, the Company established a valuation allowance of $24.2 million at December 30, 2006.

A reconciliation of income tax (benefit) at the statutory federal income tax rate and income taxes as reflected in the consolidated financial statements is as follows:

	Year Ended December 31,		Fiscal Year Ended December 30, 2006
	2004	2005
Federal income tax at statutory federal rate	34%	34%	34%
State taxes	6%	6%	6%
Research and development credits	3%	2%	2%
Valuation allowance	(43)%	(42)%	(42)%

Effective rate	0%	0%	0%

On the first day of the fiscal year ending December 29, 2007, the Company adopted the provisions of FIN 48. As of the adoption date and September 29, 2007, the Company had not recorded any amounts for any

TransMedics, Inc.

(a development stage enterprise)

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, except per share amounts)

unrecognized tax benefits. In addition, the Company did not record any amount for the implementation of FIN 48. The Company’s policy is to record estimated interest and penalties related to the underpayment of income taxes as a component of its income tax provision. As of the adoption date and September 29, 2007, the Company had no accrued interest or tax penalties recorded. The statute of limitations for assessment by the IRS and state tax authorities is closed for fiscal years prior to December 31, 2004, although carryforward attributes that were generated prior to fiscal year 2004 may still be adjusted upon examination by the IRS or state tax authorities if they either have been or will be used in a future period. The Company is not currently subject to any ongoing federal or state audits.

Utilization of NOL and research and development credit carryforwards may be subject to a substantial annual limitation due to ownership changes that have occurred previously or that could occur in the future provided by Section 382 of the Internal Revenue Code of 1986, as well as similar state provisions. These ownership changes may limit the amount of NOL and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50 percentage points over a three-year period. Since the Company’s formation, the Company has raised capital through the issuance of common stock and preferred stock, which, combined with the purchasing shareholders’ subsequent disposition of those shares, may have resulted in a change of control, as defined by Section 382, or could result in a change of control in the future upon subsequent disposition. The Company has not completed a study to assess whether a change of control has occurred or whether there have been multiple changes of control since the Company’s formation due to the significant complexity and cost associated with such study and that there could be additional changes in control in the future. If the Company has experienced a change of control at any time since its formation, utilization of NOL or research and development credit carryforwards would be subject to an annual limitation under Section 382. Any limitation may result in expiration of a portion of the NOL or research and development credit carryforwards before utilization. Further, until a study is completed and any limitation known, no amounts are being presented as an uncertain tax position under FIN 48.

13. 401(k) Savings Plan

During 2000, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Board of Directors. As of December 30, 2006 and September 29, 2007, the Company had not made any contributions to the plan.

14. Commitments and Contingencies

The Company leases its office space and certain office equipment under noncancelable operating leases. Total rent expense under these operating leases was $482, $472 and $1,049 for the years ended December 31, 2004 and 2005 and the fiscal year ended December 30, 2006, respectively. Certain of the Company’s operating leases contain scheduled rent increases over the term of the lease. However, lease expense is recognized on a straight-line basis, which results in expense recognition in advance of actual payments. During 2005, the Company amended the leases for its office space. In return for a one time payment of approximately $594 from the lessor, the Company agreed to pay more per square foot over the term of the lease. As of December 30, 2006, the Company had recorded $1,471 of expense in excess of payments made and had reflected this amount as a liability in the Company’s consolidated balance sheet.

TransMedics, Inc.

(a development stage enterprise)

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, except per share amounts)

In connection with the facility lease entered into in July 2004, the Company was required to issue letters of credit for $500 in the aggregate to the landlord. The required amount of the letters of credit was collateralized by restricted cash maintained by the Company at the bank issuing the letters of credit. As a result, the Company classified this amount as restricted cash in the Company’s consolidated balance sheet.

Future minimum lease payments under capital leases and noncancelable operating leases at December 30, 2006 are as follows:

Fiscal Year Ending	Operating Leases	Capital Leases
2007	$1,014	$19
2008	$1,036	$19
2009	$1,058	$19
2010	$1,081	$10
2011	$1,103	—
Thereafter	$3,437	—

	$8,729	$67

Less: Portion representing interest		$10

Total:		$57

In August 2002, the Company entered into a license agreement with The Department of Veterans Affairs, or VA, under which the Company was granted an exclusive, worldwide license under specified patents to make, use, sell and import certain technology used in the Company’s product. The rights under the license agreement will continue until 2018, the expiration of the last to expire of the licensed patents. The license includes the right to grant sublicenses, subject to approval by the licensee and other restrictions, and is subject to the United States government’s right to practice the licensed patents on its own behalf without payment of a royalty and an obligation to grant certain sublicenses as necessary to fulfill public health, welfare and safety needs. During its term, the license agreement also requires the Company to make the Company’s products covered by the licensed patents available to the public on reasonable terms and to provide the United States government such products at the lowest price.

In consideration of licenses granted by the VA, the Company paid a one-time milestone payment to the VA of $65 which was recorded to expense in 2006. In addition, the Company agreed to pay royalties during the term of the license, based on an escalating percentage on the net sales of each product covered by a licensed patent, subject to a minimum payment during each of the first five years after the first commercial sale. The license agreement with the VA can be terminated by the Company or the VA only if the other party fails to cure its material breach within a specified period after receiving notice of such breach.

In January 2007, the Company entered into an agreement with Novalung GmbH under which Novalung agreed to supply the Company with a pulmonary gas exchange device that it incorporates into the OCS. The initial term of the agreement expires in January 2012. The Company is obligated to use the Novalung device as the exclusive third party gas exchange device in the OCS during the term of the agreement. The Company is obligated to buy a minimum number of units of the gas exchange device for an aggregate purchase price of €285,000 in each of 2007 and 2008 and a minimum number of units for years 2009 through 2011 based on forecasts that it provides to Novalung in accordance with the agreement. If the Company fails to purchase such quantities, Novalung may terminate the OEM agreement immediately.

TransMedics, Inc.

(a development stage enterprise)

Notes to Consolidated Financial Statements—(Continued)

(dollars in thousands, except per share amounts)

15. Subsequent Events—Unaudited

On October 24, 2007, the board of directors approved the grant to employees and some non-employee directors of options to purchase an aggregate of 3,116,300 shares of the Company’s common stock under the 2004 stock incentive plan. The exercise price of these options is $1.85 per share. In addition, on November 15, 2007, the board approved a grant of 1,364,170 restricted stock units under the 2004 stock incentive plan to the chief executive officer.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the NASDAQ Global Market listing fee.

	Amount
Securities and Exchange Commission registration fee		$2,648
National Association of Securities Dealers, Inc. filing fee		9,194
NASDAQ Global Market listing fee		*
Accountants’ fees and expenses		*
Blue Sky fees and expenses		10,000
Legal fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous fees and expenses		*
Total expenses	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of its directors to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our restated certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our restated certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of TransMedics) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of ours, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan (all such persons being referred to hereafter as an indemnitee), or by reason of any action alleged to have been taken or omitted in such capacity against all expenses (including attorneys’ fees), liabilities, losses, judgments, fines, excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974 and amounts paid in settlement actually and reasonably incurred by or on behalf of the indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if the indemnitee acted in good faith and in a manner which the indemnitee reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Our restated certificate of incorporation provides that we will indemnify any indemnitee who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of TransMedics to procure a judgment in our favor by reason of the fact that the indemnitee is or was, or has agreed to become, a director or officer of ours, or is or was serving, or has agreed to serve, at our request, as a director, officer, partner, employee or trustee of or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred by or on behalf of the indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if the indemnitee acted in good faith and in a manner which the indemnitee reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which the indemnitee shall have been adjudged to be liable to us, unless, and only to the extent, that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, the indemnitee is fairly and reasonably entitled to indemnity for such expense (including attorney’s fees) which the Court of Chancery of Delaware or such other court shall deem proper. Notwithstanding the foregoing, to the extent that an indemnitee has been successful, on the merits or otherwise, in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, or on appeal from any such action, suit or proceeding, we shall indemnify the indemnitee against all expenses (including attorneys’ fees) actually and reasonably incurred by or on behalf of the indemnitee in connection therewith. We must advance expenses to an indemnitee under certain circumstances.

We have entered into indemnification agreements with our directors and officers. These indemnification agreements require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his service as one of our directors or officers, or to any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us, within the meaning of the Securities Act of 1933, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of capital stock issued by us within the past three years. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act of 1933, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a) Issuances of capital stock

In July 2005, we issued 300,000 shares of series B redeemable convertible preferred stock to TM Holders, G.P., an accredited investor, at a price per share of $1.00 for an aggregate purchase price of $300,000. Upon the closing of this offering, these shares will convert automatically into 300,000 shares of our common stock.

In November 2005, January 2006 and February 2006, we issued an aggregate of 22,779,480 shares of series C redeemable convertible preferred stock to nine accredited investors at a price per share of $1.306 for an aggregate purchase price of $29.75 million. Upon the closing of this offering, these shares will convert automatically into 23,799,994 shares of our common stock.

On April 2, 2007, we issued an aggregate of 13,709,677 shares of series D redeemable convertible preferred stock to 11 accredited investors at a price per share of $1.86 for an aggregate purchase price of $25.5 million. Upon the closing of this offering, these shares will convert automatically into 13,709,677 shares of our common stock.

The sale and issuance of the securities in the offerings described in this clause (a) were made in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 or Regulation D promulgated thereunder. The recipients of securities in the above-referenced transactions represented their intention to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and appropriate legends were affixed to the instruments representing such securities issued in such transactions. Such recipients either received adequate information about us or had, through their relationships with us, access to such information.

(b) Grants and exercises of stock options, restricted stock and restricted stock units

Since September 1, 2004, we have granted stock options to purchase an aggregate of 9,200,059 shares of common stock with exercise prices ranging from $0.10 to $1.85 per share, to employees, directors and consultants pursuant to our 2004 stock incentive plan.

Since September 1, 2004, we have granted 1,364,170 restricted stock units for no cash consideration to an employee and director pursuant to our 2004 stock incentive plan.

Since September 1, 2004, 1,272,424 options granted pursuant to our 2000 stock option/stock issuance plan and our 2004 stock incentive plan had been exercised for consideration aggregating $136,336. The shares of common stock issued upon exercise of options are deemed restricted securities for the purposes of the Securities Act of 1933.

Since September 1, 2004, we have issued 75,000 shares of restricted stock, at a purchase price of $0.10 per share to a director pursuant to our 2004 stock incentive plan, subject to our right to repurchase the unvested shares, if any, as of the date on which the director ceases to serve as a director.

The sale and issuance of the securities described in this clause (b) were either (1) deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act of 1933, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or (2) made in reliance on the exemption provided by Section 4(2) of the Securities Act or Regulation D promulgated thereunder, as securities granted to accredited investors consisting of two executive officers.

(c) Issuance of warrants

In connection with our loan and security agreement with General Electric Capital Corporation and our borrowings under that agreement, we issued to General Electric Capital Corporation a warrant to purchase 38,544 shares of series B redeemable convertible preferred stock on December 29, 2004, a warrant to purchase 33,831 shares of common stock on September 8, 2006, and a warrant to purchase 4,283 shares of common stock on December 28, 2006. The series B redeemable convertible preferred stock purchase warrant has an exercise price of $1.00 per share, and the common stock purchase warrants each have an exercise price of $1.306 per share.

The sale and issuance of these warrants were made in reliance on the exemption provided by Section 4(2) of the Securities Act or Regulation D promulgated thereunder. The recipient of securities in the transaction represented its intention to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and appropriate legends were affixed to the instruments representing such securities issued in such transactions. Such recipient either received adequate information about us or had, through its relationship with us, access to such information.

The foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and Financial Statement Schedules.

Exhibits.

Exhibit Number	Description of Exhibit
1.1*	Underwriting Agreement
3.1*	Restated Certificate of Incorporation of the Registrant
3.2**	Amended and Restated By-laws of the Registrant
3.3*	Restated Certificate of Incorporation of the Registrant to be effective upon the closing of this offering
3.4*	Amended and Restated By-laws of the Registrant to be effective upon the closing of this offering
5.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
10.1	2000 Stock Option/Stock Issuance Plan
10.2	2004 Stock Incentive Plan
10.3	2007 Stock Incentive Plan
10.4	Form of Incentive Stock Option Agreement under 2007 Stock Incentive Plan
10.5	Form of Nonstatutory Stock Option Agreement under 2007 Stock Incentive Plan
10.6*	Fourth Amended and Restated Investor Rights Agreement dated as of November 19, 2007, by and among the Registrant, the Preferred Stockholders and General Electric Capital Corporation
10.7†**	License Agreement dated as of August 27, 2002 by and between the Registrant and The Department of Veterans Affairs
10.8**	Lease Agreement, dated as of June 25, 2004, between the Registrant and 200 Minuteman Limited Partnership
10.9**	Lease Agreement, dated as of June 25, 2004, between the Registrant and 30 Minuteman Limited Partnership
10.10**	Contract of Employment dated as of July 12, 2007 between TransMedics BV and Christoph Elser
10.11**	Employment Agreement dated as of January 1, 2000 between the Registrant and Kypp Morrow
10.12**	Letter Agreement dated December 6, 2004 between the Registrant and Sir Magdi Yacoub
10.13	Form of Director and Officer Indemnification Agreement
10.14**	Warrant to Purchase Series B Convertible Preferred Stock dated December 29, 2004 issued by the Registrant to General Electric Capital Corporation
10.15**	Form of Warrant to Purchase Common Stock issued by the Registrant to General Electric Capital Corporation and attached schedule with details
10.16**	Form of Common Stock Purchase Warrant issued by the Registrant to certain investors and attached schedule with details
10.17†**	OEM Contract dated as of January 18, 2007 by and between the Registrant and Novalung GmbH
10.18**	Letter Agreement dated May 11, 2007 between the Registrant and David Kolstad
10.19	Executive Retention Agreement dated as of November 15, 2007 by and between the Registrant and Waleed H. Hassanein, M.D.
10.20	Executive Retention Agreement dated as of November 15, 2007 by and between the Registrant and James V. Rao
10.21	Executive Retention Agreement dated as of November 15, 2007 by and between the Registrant and Tamer I. Khayal, M.D.
10.22	Director Compensation Policy
10.23	Restricted Stock Unit Agreement Under 2004 Stock Incentive Plan dated November 15, 2007 by and between the Registrant and Waleed H. Hassanein, M.D.
10.24	Restricted Stock Agreement Under 2004 Stock Incentive Plan dated July 18, 2007 between the Registrant and Richard van Oostrom
10.25	Restricted Stock Agreement Under 2004 Stock Incentive Plan dated July 28, 2005 between the Registrant and Sir Magdi Yacoub
10.26	Management Bonus Program Summary
21.1**	Subsidiaries of the Registrant
23.1	Consent of PricewaterhouseCoopers LLP
23.2*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
24.1**	Power of Attorney (included on signature page)

*	To be filed by amendment.
**	Previously filed.
†	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	In a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Andover, Commonwealth of Massachusetts on the 14th day of December, 2007.

TRANSMEDICS, INC.

By:	/S/ WALEED H. HASSANEIN
Waleed H. Hassanein
President and Chief Executive Officer

POWER OF ATTORNEY

The undersigned, José E. Almeida, a director of TransMedics, Inc., hereby constitutes and appoints Waleed H. Hassanein and James V. Rao, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ WALEED H. HASSANEIN Waleed H. Hassanein	President and Chief Executive Officer and Director (Principal Executive Officer)	December 14, 2007

/s/ JAMES V. RAO James V. Rao	Chief Financial Officer (Principal Financial and Accounting Officer)	December 14, 2007

/s/ JOSÉ E. ALMEIDA José E. Almeida	Director	December 14, 2007

* J. Neal Armstrong	Director	December 14, 2007

* Allan R. Ferguson	Director	December 14, 2007

* Edwin M. Kania, Jr.	Director	December 14, 2007

* Michael P. Stansky	Director	December 14, 2007

* Richard M. van Oostrom	Director	December 14, 2007

* Sir Magdi H. Yacoub	Director	December 14, 2007

*By:	/s/ JAMES V. RAO
James V. Rao
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1*	Underwriting Agreement
3.1*	Restated Certificate of Incorporation of the Registrant
3.2**	Amended and Restated By-laws of the Registrant
3.3*	Restated Certificate of Incorporation of the Registrant to be effective upon the closing of this offering
3.4*	Amended and Restated By-laws of the Registrant to be effective upon the closing of this offering
5.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
10.1	2000 Stock Option/Stock Issuance Plan
10.2	2004 Stock Incentive Plan
10.3	2007 Stock Incentive Plan
10.4	Form of Incentive Stock Option Agreement under 2007 Stock Incentive Plan
10.5	Form of Nonstatutory Stock Option Agreement under 2007 Stock Incentive Plan
10.6*	Fourth Amended and Restated Investor Rights Agreement dated as of November 19, 2007, by and among the Registrant, the Preferred Stockholders and General Electric Capital Corporation
10.7†**	License Agreement dated as of August 27, 2002 by and between the Registrant and The Department of Veterans Affairs
10.8**	Lease Agreement, dated as of June 25, 2004, between the Registrant and 200 Minuteman Limited Partnership
10.9**	Lease Agreement, dated as of June 25, 2004, between the Registrant and 30 Minuteman Limited Partnership
10.10**	Contract of Employment dated as of July 12, 2007 between TransMedics BV and Christoph Elser
10.11**	Employment Agreement dated as of January 1, 2000 between the Registrant and Kypp Morrow
10.12**	Letter Agreement dated December 6, 2004 between the Registrant and Sir Magdi Yacoub
10.13	Form of Director and Officer Indemnification Agreement
10.14**	Warrant to Purchase Series B Convertible Preferred Stock dated December 29, 2004 issued by the Registrant to General Electric Capital Corporation
10.15**	Form of Warrant to Purchase Common Stock issued by the Registrant to General Electric Capital Corporation and attached schedule with details
10.16**	Form of Common Stock Purchase Warrant issued by the Registrant to certain investors and attached schedule with details
10.17†**	OEM Contract dated as of January 18, 2007 by and between the Registrant and Novalung GmbH
10.18**	Letter Agreement dated May 11, 2007 between the Registrant and David Kolstad
10.19	Executive Retention Agreement dated as of November 15, 2007 by and between the Registrant and Waleed H. Hassanein, M.D.
10.20	Executive Retention Agreement dated as of November 15, 2007 by and between the Registrant and James V. Rao
10.21	Executive Retention Agreement dated as of November 15, 2007 by and between the Registrant and Tamer I. Khayal, M.D.
10.22	Director Compensation Policy
10.23	Restricted Stock Unit Agreement Under 2004 Stock Incentive Plan dated November 15, 2007 by and between the Registrant and Waleed H. Hassanein, M.D.
10.24	Restricted Stock Agreement Under 2004 Stock Incentive Plan dated July 18, 2007 between the Registrant and Richard van Oostrom
10.25	Restricted Stock Agreement Under 2004 Stock Incentive Plan dated July 28, 2005 between the Registrant and Sir Magdi Yacoub
10.26	Management Bonus Program Summary
21.1**	Subsidiaries of the Registrant
23.1	Consent of PricewaterhouseCoopers LLP
23.2*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
24.1**	Power of Attorney (included on signature page)

*	To be filed by amendment.
**	Previously filed.
†	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.